Exhibit 99.2



Baozun Inc.
寶尊電商有限公司 *

(A company controlled through weighted voting rights and incorporated in the Cayman Islands with limited liability)

Stock Code : 9991

2023
ANNUAL REPORT

*For identification purposes only

CONTENTS



CHAIRMAN'S STATEMENT

Dear Shareholders:

On behalf of the Board of Directors and the management team of Baozun, I express my sincere gratitude for your unwavering support. In 2023, amidst a challenging macro environment, Baozun Group embarked on a transformative journey, expanding into three primary business lines: Baozun e-Commerce (BEC), Baozun Brand Management (BBM), and Baozun International (BZI). Throughout the year, we were steadfast in our resolve to adapt to the fast-evolving e-commerce market and demonstrated resilience as we implemented our transformation initiatives.

ENHANCING VALUE PROPOSITION:

BEC, BBM and BZI, the three business lines reinforce an ecosystem in which each complements the other two, and all three concurrently promote each other. This strengthened one-stop ecosystem enables Baozun Group to offer our business partners and clients the most comprehensive services and solutions. We believe this strategic transformation will greatly extend our value creation from demand all the way up to supply and improve the matching.

Throughout 2023, BEC continued to improve its service quality and reinforced its omni-channel capabilities. We upgraded our content-creation and live-streaming capabilities, marked by the launch of our "Creative Content to Commerce" studios and the strategic acquisition of Location, a top-tier Douyin partner. These initiatives will enable us to achieve our goal to enhance the quality of our e-commerce business, ensuring its sustainability, future growth and thereby consolidating our leadership within the digital commerce industry.

BBM accomplished a significant milestone with the completion of the acquisition of Gap Greater China in February 2023. In the short period since then, BBM made solid progress strengthening its business foundation, including refining product and merchandizing strategies, re-building the supply chain infrastructure, revamping back-end systems, and putting together a talented leadership team. Leveraging our China-for-China strategy, technology and data-driven approach in product and operations, BBM successfully executed Gap China's premiumization strategy, shifting away from perpetual discounts and increasing the gross margin of the business. We also purchased 51% of equity interest to form a Joint Venture with Authentic Brands Group for the relevant intellectual property of Hunter in Greater China and Southeast Asia, a British premium outdoor brand, marking the second brand under our brand management portfolio.

For BZI, we continue to establish the business infrastructure throughout Asia. Currently, Baozun Asia employs around 150 employees across Singapore, Malaysia, Thailand, South Korea, the Philippines, Hong Kong, and Taiwan. With synergy and collaboration between our business units, we are soon introducing Hunter into Singapore and Malaysia in Southeast Asia in 2024.

A significant financial highlight for 2023 was the optimization of our cash-generating capabilities through process re-engineering, cost optimization and more efficient working capital management. Consequently, our annual operating cash flow and free cash flow experienced double-digit year-over-year growth, reaching record highs and significantly strengthening the financial health of the group.

TECHNOLOGY EMPOWERING BUSINESS TRANSFORMATION

I would like to emphasize that technology is the cornerstone of our business transformation and success. We firmly believe that our advancements in technology and digitalization establish a foundation that empowers the next generation of commerce across all of Baozun Group's three business divisions.

Following the acquisition of Gap China, our Technology Innovation Center swiftly simplified its complex architecture by consolidating nearly 70 historical systems into one integrated omni-channel operating platform, which we call Retail Operating Platform, or ROP. The ROP's new architecture, featuring a centralized hub, enables real-time management and utilizes a unified online and offline inventory to enhance sales efficiency and increase inventory turnover. ROP will serve as the technology foundation for BBM's future growth.

Through strategic partnerships with industry leaders, we have deployed more AIGC technology to increase the daily operational efficiency of over 3,000 employees. Technology-driven process re-engineering has made our middle and back-office operations leaner and more integrated. This has resulted in increased efficiency and cost control. Additionally, we have made solid progress in Business Intelligence capabilities during the year. We can now offer instantaneous data insights that will empower our brand partners to make well-informed and timely decisions.

Baozun's outstanding technology has been recognized in the industry. We have been acknowledged as a Representative Vendor for Distributed Order Management Systems in Gartner's 2024 Market Guide. We are proud to be the only Asian vendor selected alongside global retail service giants.

CAUTIOUS CONFIDENCE IN 2024:

As we look ahead, we remain cautious about macro uncertainties. Yet, we are confident that our on-going transformation has strengthened our business fundamentals and our value proposition to brand owners. Our focus this year is to continue executing our plans diligently and patiently in a sustainable manner. With a healthy cash flow and balance sheet, our board has approved a new share repurchase program of $20 million, underscoring our commitment to delivering value to our shareholders.

In closing, I want to express my sincere gratitude to our employees, customers, partners, and stakeholders for their unwavering support throughout this transformative journey. Together, we will continue to innovate, adapt, and thrive in the ever-evolving landscape of digital commerce.

Sincerely,
Vincent Wenbin Qiu
Chairman and Chief Executive Officer
Baozun Inc.

DEFINITIONS

In this annual report, unless the context otherwise requires, the following expressions shall have the following meanings:

"2014 Plan"	the share incentive plan adopted by the Company in May 2014 and terminated in November 2022
"2015 Plan"	the share incentive plan adopted by the Company in May 2015 and terminated in November 2022
"2022 Plan"	the share incentive plan adopted by the Company in November 2022, as amended or supplemented from time to time
"ADS(s)"	American Depositary Shares (each representing three Class A ordinary shares)
"AGM"	the forthcoming annual general meeting of the Company
"Articles" or "Articles of Association"	the articles of association of the Company (as amended from time to time)
"associate(s)"	has the meaning ascribed thereto under the Listing Rules
"Audit Committee"	the audit committee of the Company
"Award(s)"	the award(s) granted to the eligible individuals pursuant to the 2014 Plan, the 2015 Plan and the 2022 Plan
"Board" or "Board of Directors"	the board of directors of the Company
"Board Committees"	collectively the Compensation Committee, the Nominating and Corporate Governance Committee, and the Audit Committee, and the "Board Committee" means any of them
"Brand Partners"	the companies for which we provide services including but not limited to online store operations (such as operating or having entered into agreements to operate official brand stores, official marketplace stores, or official stores on other channels under their brand names), digital marketing, IT solutions, warehousing and fulfillment
"BVI"	the British Virgin Islands
"CG Code"	the Corporate Governance Code as set out in Appendix 14 (which has been renumbered to Appendix C1 with effect from 31 December 2023) to the Listing Rules, as amended from time to time

"China" or "PRC"	the People's Republic of China
"Class A ordinary shares"	Class A ordinary shares in the share capital of the Company with a par value of US$0.0001 each, conferring a holder of a Class A ordinary share to one vote per share on any resolution tabled at the Company's general meeting
"Class B ordinary shares"	Class B ordinary shares in the share capital of the Company with a par value of US$0.0001 each, conferring weighted voting rights in the Company such that a holder of a Class B ordinary share is entitled to ten votes per share on any resolution tabled at the Company's general meeting
"Company"	Baozun Inc., a company incorporated in the Cayman Islands as an exempted company with limited liability on December 17, 2013, Shares of which are listed on the Main Board of the Stock Exchange and the ADS of which are listed on the NASDAQ
"Compensation Committee"	the compensation committee of the Company
"Consultant"	a consultant or adviser if: (a) the consultant or adviser renders bona fide services to a Service Recipient; (b) the services rendered by the consultant or adviser are not in connection with the offer or sale of securities in a capital-raising transaction and do not directly or indirectly promote or maintain a market for the Company's securities; and (c) the consultant or adviser is a natural person who has contracted directly with the Service Recipient to render such services
"Contractual Arrangements"	variable interest entity structure of the Group
"Controlling Shareholder(s)"	has the meaning ascribed thereto under the Listing Rules
"Director(s)"	director(s) of the Company
"Employees"	the employees of the Service Recipient
"ESG"	environmental, social and corporate governance
"GMV"	gross merchandise volume
"Group", "we", "us" or "our"	the Company, consolidated subsidiaries and its affiliated consolidated entities, including its variable interest entity and its subsidiaries, from time to time

"Hong Kong" or "HK"	the Hong Kong Special Administrative Region of the PRC
"Hong Kong dollars", "HKD" or "HK$"	Hong Kong dollars, the lawful currency of Hong Kong
"Independent Third Party(ies)"	a person, or in the case of a company, the company or its ultimate beneficial owner(s), who is independent of and not connected with the Company and its subsidiaries and its connected persons and its ultimate beneficial owner(s) or their respective associates
"Listing"	the listing of the Shares on the Main Board
"Listing Date"	the date of Listing of the Company, i.e. September 29, 2020
"Listing Rules"	the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited, as amended, supplemented or otherwise modified from time to time
"Main Board"	the stock exchange (excluding the option market) operated by the Stock Exchange which is independent from and operated in parallel with GEM of the Stock Exchange
"Model Code"	the Model Code for Securities Transactions by Directors of Listed Issuers set out in Appendix 10 (which has been renumbered to Appendix C3 with effect from 31 December 2023) to the Listing Rules
"Mr. Liang"	Mr. Peter Tao Liang, our senior vice president
"Mr. Qiu"	Mr. Vincent Wenbin Qiu, our founder, chairman and chief executive officer
"Mr. Wu"	Mr. Junhua Wu, one of our co-founders and our Director
"Mr. Zhang"	Mr. Michael Qingyu Zhang, one of our co-founders
"NASDAQ"	Nasdaq Global Select Market in the United States
"Nominating and Corporate Governance Committee"	the nominating and corporate governance committee of the Company
"Non-Employee Director(s)"	the Director of the Company who is not an Employee
"Primary Conversion"	the Company's voluntary conversion of its secondary listing status in Hong Kong to primary listing on the Stock Exchange effective from November 1, 2022

"Prospectus"	the prospectus of the Company dated September 18, 2020
"Related Entity"	any parent of the Company, and any business, corporation, partnership, limited liability company or other entity in which the Company, a parent or subsidiary of the Company holds a substantial economic interest, directly or indirectly, through ownership or contractual arrangements but which is not a subsidiary and which the Board designates as a related entity for purposes of the 2022 Plan
"Renminbi" or "RMB"	the lawful currency of the PRC
"SEC"	the Securities and Exchange Commission of the United States
"Service Provider(s)"	the consultants, dependent contractors or agents (excluding professional advisors and experts) of the Company or a subsidiary
"Service Recipient"	the Company, any subsidiary of the Company and any Related Entity to which an Eligible Individual provides services as an Employee, Service Provider, Director or other director
"SFO"	the Securities and Futures Ordinance of Hong Kong (Chapter 571 of the Laws of Hong Kong), as amended, supplemented or otherwise modified from time to time
"Shanghai Huiyang"	Shanghai Huiyang E-Logistics Supply Chain Co., a limited liability company established in the PRC on July 8, 2019. As of the date of this annual report, it was owned as to 80.0% by Mr. Wu and 20.0% by Mr. Liang. Shanghai Huiyang is one of the two VIEs of the Group
"Shanghai Zunyi"	Shanghai Zunyi Business Consulting Ltd., a limited liability company established in the PRC on December 31, 2010. As of the date of this annual report, it was owned as to 80.0% by Mr. Qiu and 20.0% by Mr. Zhang. Shanghai Zunyi is one of the two VIEs of the Group
"Shareholder(s)"	holder(s) of the Share(s)
"Share(s)"	the Class A ordinary shares and Class B ordinary shares in the share capital of the Company, as the context so requires
"Share Incentive Plans"	the 2014 Plan, the 2015 Plan and the 2022 Plan
"Stock Exchange" or "Hong Kong Stock Exchange"	The Stock Exchange of Hong Kong Limited

"substantial shareholder"	has the meaning as ascribed thereto under the Listing Rules
"VIE(s)"	the variable interest entities owned by PRC citizens or by PRC entities owned by PRC citizens, where applicable, that holds the VAT License, or other business operation licenses or approvals, in which foreign investment is restricted or prohibited, and is consolidated into our consolidated financial statements in accordance with U.S. GAAP as if it was the wholly-owned subsidiary of the Group
"Year"	the period from January 1, 2023 to December 31, 2023

*   *For identification purposes only*

This annual report contains translations of certain Renminbi (RMB) amounts into U.S. dollars (US$) at a specified rate solely for the convenience of the reader. Unless otherwise noted, the translation of RMB into US$ has been made at RMB7.0999 to US$1.00 for the financial figures in relation to the Year and RMB6.8972 to US$1.00 for the financial figures in relation to the year ended December 31, 2022 (i.e. the comparative figures), being the noon buying rate in effect on December 29, 2023 and December 30, 2022, respectively, as set forth in the H.10 Statistical Release of the Federal Reserve Board.

LANGUAGE

If there is any inconsistency between the English version and Chinese version of this annual report, the English version shall prevail, provided that if there is any inconsistency between the Chinese names of the entities or enterprises established in the PRC mentioned in this annual report and their English translations, the Chinese names shall prevail.

BOARD OF DIRECTORS

Executive Directors

Mr. Vincent Wenbin Qiu (仇文彬)
(Founder, Chairperson and Chief Executive Officer)
Mr. Junhua Wu (吳駿華)
Mr. Satoshi Okada (岡田聡良)
Ms. Yang Liu (劉洋)

Independent Directors

Mr. Yiu Pong Chan
Mr. Steve Hsien-Chieng Hsia
Mr. Benjamin Changqing Ye (葉長青)

AUDIT COMMITTEE

Mr. Benjamin Changqing Ye (葉長青) (Chairman)
Mr. Yiu Pong Chan
Mr. Steve Hsien-Chieng Hsia
(appointed on May 11, 2023)

COMPENSATION COMMITTEE

Mr. Yiu Pong Chan (Chairman)
Mr. Steve Hsien-Chieng Hsia
Mr. Benjamin Changqing Ye (葉長青)
(appointed on May 11, 2023)

NOMINATING AND CORPORATE GOVERNANCE COMMITTEE

Mr. Steve Hsien-Chieng Hsia (Chairman)
Mr. Yiu Pong Chan
Mr. Benjamin Changqing Ye (葉長青)
(appointed on May 11, 2023)

JOINT COMPANY SECRETARIES

Mr. Arthur Yu
Ms. So Ka Man

AUTHORISED REPRESENTATIVES

Mr. Vincent Wenbin Qiu
Ms. So Ka Man

REGISTERED OFFICE

Vistra (Cayman) Limited
P.O. Box 31119 Grand Pavilion, Hibiscus Way
802 West Bay Road
Grand Cayman, KY1-1205
Cayman Islands

PRINCIPAL EXECUTIVE OFFICES OF MAIN OPERATIONS

No. 1-9, Lane 510, West Jiangchang Road
Shanghai 200436, China

PRINCIPAL PLACE OF BUSINESS IN HONG KONG

5/F, Manulife Place
348 Kwun Tong Road
Kowloon
Hong Kong

CAYMAN ISLANDS PRINCIPAL SHARE REGISTRAR AND TRANSFER OFFICE

Vistra (Cayman) Limited
P.O. Box 31119 Grand Pavilion, Hibiscus Way
802 West Bay Road
Grand Cayman, KY1-1205
Cayman Islands

HONG KONG BRANCH SHARE REGISTRAR

Computershare Hong Kong Investor Services Limited
Shops 1712-1716
17th Floor, Hopewell Centre
183 Queen's Road East
Wan Chai, Hong Kong

AUDITOR

Deloitte Touche Tohmatsu
Certified Public Accountants
Registered Public Interest Entity Auditor
35/F, One Pacific Place
88 Queensway
Hong Kong

LEGAL ADVISOR

Sidley Austin
Level 39
Two International Finance Centre
8 Finance Street
Central
Hong Kong

PRINCIPAL BANKERS

Ping An Bank Co., Ltd.
14/F, No. 5047 Shennan Road East
Shenzhen
PRC

STOCK CODE

HKEX: 9991
NASDAQ: BZUN

WEBSITE

www.baozun.com

INFORMATION ABOUT OUR WEIGHTED VOTING RIGHTS

WEIGHTED VOTING RIGHT STRUCTURE

Under our weighted voting rights structure, our share capital comprises Class A ordinary shares and Class B ordinary shares. Each Class A ordinary share entitles the holder to exercise one vote, and each Class B ordinary share entitles the holder to exercise ten votes, respectively, on any resolution tabled at the Company's general meetings, except as may otherwise required by law or by the Listing Rules or provided for in our Memorandum and Articles of Association. Shareholders and prospective investors should be aware of the potential risks of investing in a company with a weighted voting rights structure. Our American depositary shares, each representing three of our Class A ordinary shares, are listed on the Nasdaq Global Select Market in the United States under the symbol BZUN. Each Class B ordinary share is convertible into one Class A ordinary share at any time by the holder thereof. Upon the conversion of all the issued and outstanding Class B ordinary shares into Class A ordinary shares, the Company will issue 13,300,738 Class A ordinary shares, representing approximately 7.9% of the total number of issued and outstanding Class A ordinary shares or 7.3% of the enlarged issued and outstanding shares of the Company (without taking into account any shares to be issued pursuant to the 2014 Plan, the 2015 Plan and the 2022 Plan, including pursuant to the exercise of options or the vesting of RSUs or other awards that have been or may be granted from time to time and any issuance or repurchase of Shares and/or ADSs that we may make) as of December 31, 2023.

WVR BENEFICIARY

As of December 31 2023, the weighted voting rights ("**WVR**") beneficiaries are Mr. Vincent Wenbin Qiu, our founder, chairman and chief executive officer and Mr. Junhua Wu, our co-founder and director.

Mr. Vincent Wenbin Qiu

Mr. Qiu is interested in and controls, through Jesvinco Holdings Limited, a company wholly owned by Mr. Qiu, 10 Class A ordinary shares and 9,410,369 Class B ordinary shares. Mr. Qiu also beneficially owns 4,429,366 Class A ordinary shares, comprising 1,348,992 Class A ordinary shares underlying unvested restricted share units under the 2022 Plan. As of December 31, 2023, Mr. Qiu controlled 32.30%* of the aggregate voting power of our Company.

Mr. Junhua Wu

Mr. Wu is interested in and controls, through Casvendino Holdings Limited, a company wholly owned by Mr. Wu, 2,764,707 Class A ordinary shares (comprising 1,732,674 Class A ordinary shares underlying unexercised options under the 2014 Plan and 297,000 Class A ordinary shares underlying unvested restricted share units under the 2015 Plan) and 3,890,369 Class B ordinary shares. Mr. Wu also beneficially owns 46,752 Class A ordinary shares. As of December 31, 2023, Mr. Wu controlled 13.19% of the aggregate voting power of our Company.

The Company's WVR structure enables the WVR beneficiaries to exercise voting control over the Company notwithstanding that the WVR beneficiaries do not hold a majority economic interest in the share capital of the Company. This will enable the Company to benefit from the continuing vision and leadership of the WVR beneficiaries who will control the Company with a view to its long-term prospects and strategy. Prospective investors are advised to be aware of the potential risks of investing in companies with weighed voting rights structures, in particular that interests of the WVR beneficiaries may not necessarily always be aligned with those of our shareholders as a whole, and that the WVR beneficiaries will be in a position to exert significant influence over the affairs of our Company and the outcome of shareholders' resolutions, irrespective of how other shareholders vote. Prospective investors should make the decision to invest in the Company only after due and careful consideration. Upon any sale, transfer, assignment or disposition of beneficial ownership of any Class B ordinary shares by a holder thereof to any person or entity that is not an Affiliate (as defined in our Articles of Association) of such holder, such Class B ordinary shares will be automatically and immediately converted into an equal number of Class A ordinary shares.

*   excluding voting rights of Class A ordinary shares issuable pursuant to granted options and restricted share units. As of December 31, 2023, such options and restricted share units remain unexercised or unvested.

BUSINESS REVIEW

Overview

We are a leader and pioneer in the brand e-commerce service industry and a digital commerce enabler in China. We empower a broad and diverse range of brands to grow and succeed by leveraging our end-to-end e-commerce service capabilities, omni-channel expertise, and technology-driven solutions.

Recognizing the growing convergence of online and offline commerce, we view this trend to be a significant opportunity. Adhering to our vision of "Technology Empowers Future Success", our advanced technology and operating platforms serve as a unified and robust foundation that supports our expanded range of services and markets. In 2023, we expanded our businesses into three business lines – Baozun E-commerce (BEC), Baozun Brand Management (BBM) and Baozun International (BZI).



Baozun Business Transformation

BAO ZUN

Baozun E-Commerce (BEC)

- Cultivate China e-commerce market, enhance service depth and value proposition
- Omni-channel empowerment
- Value-added oriented end-to-end solution provider and business enabler with continuous innovations

Baozun Brand Management (BBM)

- 360° brand management
- Online merge offline
- China for China
- Gap Greater China
- Other potential brands

Baozun International (BZI)

- Glocalization
- Replicate China e-commerce insights to explore overseas market
- Progressively exploring strategic markets including Southeast Asia, Europe etc.

Technology Our vision "Technology Empowers Future Success"

- Backbone to support business development and innovations
- Efficiency enhancement as well as sales enabler
- Empower more brand partners through Baozun Omni-channel Digital Operating Platform (BOCDOP)
- Creative business model to drive additional growth for Baozun

Baozun e-Commerce includes our China e-commerce businesses, such as brands' store operations, customer services and value-added services in logistics and supply chain management, IT, and digital marketing. Baozun Brand Management engages in holistic brand management, including strategy and tactic positioning, branding and marketing, retail and e-commerce operations, supply chain and logistics, and technology empowerment. We aim to leverage our portfolio of technologies to establish longer and deeper relationships with brands. Baozun International is a long-term opportunity that we will patiently invest in and explore. We have a distinct advantage to replicate our China e-commerce success. Baozun International will empower brands with local market insights and critical e-commerce infrastructure, serving local consumers through a wide product selection and differentiated customer experience.

The expansion of Baozun group into three business lines – BEC, BBM and BZI[1], is aimed at creating a virtuous ecosystem in which each division brings value to the others. Our 16 years of expertise and technological advancements in the e-commerce industry have allowed us to rapidly increase our scale and establish deeper relationships with brand partners. Our strategy capitalizes on virtuous cycles and synergies across our business lines.

We have two operating segments starting from the first quarter of 2023, namely E-Commerce (including BEC and BZI) and Brand Management (BBM).

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[1] Following the acquisition of Gap Shanghai, the Group updated its operating segments structure resulting in two segments, which were (i) E-Commerce (including BEC and BZI); (ii) Brand Management (BBM).

Operational Highlight of E-Commerce

We put our brand partners' needs at the center of everything we do. We are glad with our business development progress in 2023. As of December 31, 2023, we served more than 450 brand partners. During the Year, in collaboration with Nielsen, we further upgraded our Net Promoter Score (NPS). We continue to identify opportunities to enhance services to brand partners. For the third consecutive year, we have achieved an excellent NPS rating with 86% of our brand partners giving us a positive rating.

As content-based platforms are generating a growing proportion of e-commerce, we established Creative Content to Commerce (CCC) business unit during the Year to better capture the emerging needs of content creation and livestreaming. As of December 31, 2023, we have launched five livestreaming studios located in Shanghai, Hangzhou, Wuhan, Hefei and Nantong, all of which are equipped with state-of-art technology and experience team.

Furthermore, we also announced 51% equity acquisition of Hangzhou Location Information Technology Co., Ltd. ("Location"), a top-tier Douyin partner specializing in apparel and accessories categories. We're thrilled about the synergistic blend of our market leadership in creative content, compelling portfolio of brand partners and profound e-commerce operating experiences with Location's exceptional skills and insights in daily livestreaming.

Omni-channel expansion remains a key theme for our brand partners. By the end of the Year, approximately 44.7% of our brand partners engaged with us for store operations of at least two channels, compared with 41.8% a year ago. During the Year, we started to pilot operations on Tencent's Video Account platform with brands in FMCG and cosmetics sectors. In the latest Tencent Smart Retail Qianyu Program in October 2023, we won three major awards: Global Operation Excellent Partner, Pioneer Award for Private Domain Training, and Pioneer Award for Video Account Operation.

Cost optimization wise, our regional service centers continued to scale up during the Year and helped the Group to reduce costs. Meanwhile, we have proactively utilized artificial intelligence generated content (AIGC) tools in multiple areas such as content creation and art design to enhance efficiency.

As of December 31, 2023, we have set up operation offices in 6 regions, including Hong Kong, Taiwan, Singapore, Malaysia, the Philippines, and France out of mainland China. At the same time, we recruited top and experienced talents locally during the Year. As of December 31, 2023, we have over 100 employees in overseas outside mainland China. We aim to empower brand partners with our strong e-commerce operational capabilities, customized vertical–specific solutions, and localized services to better serve the digitalization needs overseas.

Operational Highlights of Brand Management

In 2023, we prioritized the smooth post-acquisition transition of Gap Shanghai, and focused on refining product and merchandising strategies, building supply chain infrastructures, enhancing back-end systems and developing talent pool.

During the Year, we introduced new locally-designed China-for-China products for Gap Shanghai, aiming to deliver the right product to the right people at the right time. Our new product lines featured three new segments – "Modern Preppy, Urban Workwear and Premium Blue". These new products were very well welcomed by Chinese consumers and we have seen positive shift of our consumer demographics. In addition, we also optimized our store structure during the Year. We ended fiscal year of 2023 with a total number of 126 stores.

Back-end wise, we made rapid improvements to local supply chain with localized capacity accounting for almost 100% of local sourcing. This agile supply chain enabled us to reduce our design-to-shelf lead time from previous 3 to 6 months to a few weeks, and thus reduced our inventory by 70 days. We also upgraded the back-end IT system for Gap Shanghai and introduced a new omni-channel operating platform, namely Retail Operating Platform (ROP). The ROP's new architecture, featuring a centralized hub instead of a traditional ERP, achieves more real-time management and utilizes one pool of inventory to increase sales efficiency and inventory turnover across channels.

In addition to Gap Shanghai, we had our second brand under BBM portfolio. In 2023, Baozun Brand Management Limited and ABG Hunter LLC, a subsidiary of Authentic Brands Group ("**Authentic**"), entered into a share purchase agreement ("**JV SPA**"), for BBM's acquisition of 51% equity interest in a special purpose vehicle established by ABG Hunter LLC, which holds the relevant intellectual property of Hunter brands in Greater China and Southeast Asia ("**Hunter IP Holdco**"). In the meantime, affiliates of Baozun entered into two license agreements with this JV through which this JV granted Baozun's affiliates the right to manufacture, market, distribute and sell Hunter brand products in Greater China and Singapore and Malaysia respectively on an exclusive basis.

PROSPECTS

Looking forward, we remain cautious about the macro uncertainties. Yet, we are confident that our on-going transformation has strengthened our business fundamentals and our value proposition to brand owners. Our main focus in 2024 is to continue to execute our plans diligently and patiently in a sustainable manner. Our ongoing strategic expansion into three business lines, namely Baozun e-Commerce, Baozun Brand Management and Baozun International, is paving the way for our second growth curve.

For E-Commerce, we are fully committed to our roadmap for strengthening its top and bottom lines while continuing to generate healthy cash flows. We will continue our efforts towards the strategic objective of achieving "customer-centric, high-quality, and sustainable business growth". In 2023, we made progress in E-Commerce's business transition in four key areas, including customer centric service improvement, quality growth on revenue, efficiency improvement on profitability and sustainable corporate culture promotion.

Looking ahead, our primary focus for 2024 continues to be executing our business transition. Additionally, we aim to expand into high potential categories such as wine, health & beauty, and automotive. We will continue to further enhance our omnichannel capabilities, especially with prioritization of Douyin and other content-based channels. We believe this established network will extend our success across major e-commerce platforms, positioning us for sustained growth.

Lastly, we also aim to grow our product sales business by introducing a high-quality digitalized distribution model. Our goal is to seamlessly integrate online and offline channels using our digital capabilities to empower brands across all fronts. Additionally, our self-incubated brands, such as UDailyPlus in beauty and health category, continue to experience high double-digit growth.

For Brand Management, our primary focus is to build on the momentum and continue to strengthen the foundation and revitalize growth for the Gap brand in China. Additionally, we have completed the acquisition of Hunter's relevant intellectual property and established a joint venture with Authentic Brands Group. We have ambitious plans for Hunter's growth, including expanding into new categories and diversifying our distribution channels to unlock the brand's full potential in China, as well as in Singapore and Malaysia. Leveraging our Baozun International, we aim to further support and accelerate Hunter's business expansion in the South East Asian region.

We believe that our expertise in technology, applied to brand operations, is at the core of Baozun's identity. Regardless of the specific business models we deploy, our technology and expertise form a cohesive and robust foundation for our strategic endeavors. In our view, our business fundamentals have been significantly fortified, and we will continue to focus on further executing our plans. With a healthy cash flow and balance sheet, we will be ready to seize new opportunities and provide lasting value to our stakeholders.

FINANCIAL REVIEW

Revenue

The Group's revenue principally derives from product sales and services. The following table sets out the breakdown of revenue during the indicated periods:

| Net Revenues | Year ended December 31, | | | | |
| | **2023** | | 2022 | | |
	RMB'000	**%**	RMB'000	%	Growth Rate %
Product sales	**3,357,202**	**38.1%**	2,644,214	31.5%	27.0%
Services	**5,454,811**	**61.9%**	5,756,417	68.5%	-5.2%
Total	**8,812,013**	**100.0%**	8,400,631	100.0%	4.9%

For the Year, the total net revenues of the Group was approximately RMB8,812.0 million (US$1,241.1 million) (December 31, 2022: RMB8,400.6 million), representing an increase of approximately 4.9% as compared with 2022, mainly due to the incremental revenue contribution from BBM, a new line of business the Company launched in the first quarter of 2023.

Revenue from product sales

The increase in the revenue from products sales during the Year as compared with last year was mainly due to the incremental contribution from product sales of BBM, which mainly comprised retail revenue from Gap Shanghai business, including both offline store sales and online sales; and partially offset by the decline from BEC due to the weak performance in the appliance and electronics categories, as well as the Company's optimization of its product distribution model, especially in the category of electronics. Product sales included product sales from E-Commerce and Brand Management of RMB2,092.2 million and RMB1,265.0 million for the year ended December 31, 2023, respectively, compared with product sales from e-Commerce of RMB2,644.2 million for the year ended December 31, 2022.

Revenue from services

The decrease in revenue from services during the Year as compared with last year was mainly due to a revenue reduction of RMB202.6 million from warehousing and fulfillment due to lower volume of warehousing business and the disposal of a loss-making subsidiary during the fourth quarter of 2022, and a revenue reduction of RMB100.6 million from digital marketing, due to fewer performance-marketing initiatives during the Year, partially offset by an increase in revenue from value-added content driven marketing.

Cost of Products

Cost of products is incurred under the distribution model. Cost of products consists of the purchase price of products and inbound shipping charges, as well as inventory write-downs. Our cost of products was RMB2,409.1 million for the Year (US$339.3 million) (December 31, 2022: RMB2,256.0 million). The increase in cost of products during the Year as compared to last year was mainly attributable to the incremental cost of product of RMB581.4 million related to Gap Shanghai, a subsidiary the Company acquired in the first quarter of 2023.

Fulfillment Expenses

Our fulfillment expenses primarily consist of (i) expenses charged by third-party couriers for dispatching and delivering products to consumers, (ii) expenses incurred in operating our fulfillment and customer service center, including personnel cost and expenses attributable to buying, receiving, inspecting and warehousing inventories, retrieval, packaging and preparing customer orders for shipment, and store operations, (iii) rental expenses of leased warehouses, and (iv) packaging material costs. The fulfilment expenses decreased by 7.8% from RMB2,719.7 million (US$394.3 million) for the year ended December 31, 2022 to RMB2,507.3 million (US$353.1 million) for the Year. The decrease was primarily due to the additional savings in customer services expenses resulting from the Company's expanding use of regional service centers.

Sales and Marketing Expenses

Our sales and marketing expenses primarily consist of payroll, bonus and benefits of sales and marketing staff, advertising costs, service fees paid to marketplaces, agency fees and costs for promotional materials. The sales and marketing expenses increased by 5.8% from RMB2,674.4 million (US$387.7 million) for the year ended December 31, 2022 to RMB2,829.0 million (US$398.5 million) for the Year, primarily attributable to the incremental sales and marketing expenses of RMB339.2 million related to Gap Shanghai, a subsidiary the Company acquired in the first quarter of 2023.

Technology and Content Expenses

Our technology and content expenses consist primarily of payroll and related expenses for employees in our technology and system department, technology infrastructure expenses, costs associated with the computers, storage and telecommunications infrastructure for internal use and other costs, such as editorial content costs. The technology and content expenses increased by 18.1% from RMB428.0 million (US$62.0 million) for the year ended December 31, 2022 to RMB505.2 million (US$71.2 million) for the Year, primarily due to the Company's ongoing investment in technological innovation and productization, partially offset by the Company's cost control initiatives and efficiency improvements.

General and Administrative Expenses

Our general and administrative expenses consist primarily of payroll and related expenses for our management and other employees involved in general corporate functions, office rentals, depreciation and amortization expenses relating to property and equipment used in general and administrative functions, provision for allowance for doubtful accounts, professional service and consulting fees and other expenses incurred in connection with general corporate purposes. The general and administrative expenses increased by 130.4% from RMB371.5 million (US$53.9 million) for the year ended December 31, 2022 to RMB855.9 million (US$120.6 million) for the Year, primarily due to an incremental expense of RMB405.8 million related to Brand Management, including the expenses related to Gap Shanghai, a subsidiary the Company acquired in the first quarter of 2023, as well as strategic investments expenses in Creative Content to Commerce business unit and brand management.

Other Operating Income (Expenses), Net

Our other operating income (expenses) mainly consists of cash subsidies received by the subsidiaries of the Group in the PRC from local governments as incentives for conducting business in certain local districts. The other operating income increased by 29.5% from RMB95.3 million (US$13.8 million) for the year ended December 31, 2022 to RMB123.4 million (US$17.4 million) for the Year, primarily attributable to the incremental other operating income of RMB16.7 million related to Gap Shanghai, a subsidiary the Company acquired in the first quarter of 2023.

Other Income (Expenses)

The other income (expenses), net, consist of net interest income, unrealized investment loss, gain (loss) on disposal of investments, (loss) gain on disposal/acquisition of subsidiaries, gain on repurchase of 1.625% convertible senior notes due 2024, impairment loss of investments, fair value (loss) gain on derivative liabilities and exchange gain (loss). For the Year, other expenses (net) was approximately RMB10.6 million (US$1.5 million), representing a decrease of approximately 98.3% from approximately RMB613.6 million (US$89.0 million) for the year ended December 31, 2022, primarily due to the fair value loss on derivative liabilities of RMB364.8 million recorded in connection with the 30% equity interest of our subsidiary, Baotong Inc., that we issued to Cainiao Smart Logistics Investment Limited and the disposal of a loss-making subsidiary of its warehouse and supply chain businesses in the year 2022.

Income Tax Expense

For the Year, our income tax expense was RMB12.0 million (US$1.7 million) as compared to RMB26.5 million (US$3.8 million) for the year ended December 31, 2022.

Net Loss

As a result of the above factors, net loss of approximately RMB222.8 million (US$31.4 million) for the Year was recorded, compared to a net loss of RMB610.4 million (US$88.5 million) for the year ended December 31, 2022.

Current Assets

As of December 31, 2023, the current assets of the Group were approximately RMB7,290.8 million (US$1,026.9 million), representing a decrease of 1.4% as compared with approximately RMB7,397.1 million (US$1,072.5 million) as of December 31, 2022. As of December 31, 2023, the current ratio (current assets divided by current liabilities) of the Group was approximately 1.9 times (December 31, 2022: approximately 2.0 times).

Accounts Receivables, net of Allowance for Credit Loss

Our accounts receivables represent receivables from customers. The accounts receivables (net of allowance of credit loss) decreased by 4.7% from RMB2,292.7 million (US$332.4 million) as of December 31, 2022 to RMB2,184.7 million (US$307.7 million) as of December 31, 2023.

Accounts Payables

Our accounts payables represent payables to suppliers. As of December 31, 2023, accounts payables amounted to approximately RMB563.6 million (US$79.4 million), representing an increase of approximately 18.7% as compared with approximately RMB474.7 (US$68.8 million) million as of December 31, 2022, primarily due to the incremental account payables related to Gap Shanghai, a subsidiary the Company acquired in the first quarter of 2023.

Accrued Expenses and Other Current Liabilities

Other current liabilities primarily consist of logistics expenses accruals, salary and welfare payable as well as marketing expenses accruals.

As of December 31, 2023, accrued expenses and other current liabilities amounted to approximately RMB1,188.2 million (US$167.4 million), representing an increase of approximately 15.9% as compared with approximately RMB1,025.5 million (US$148.7 million) as of December 31, 2022, primarily due to the incremental accrual expenses related to Gap Shanghai, a subsidiary the Company acquired in the first quarter of 2023.

LIQUIDITY AND CAPITAL RESOURCES

We have financed our operations primarily through cash generated from operating activities, proceeds from our public offerings and private placements, short-term bank borrowings.

Cash and Cash Equivalents

Our cash and cash equivalents generally consist of bank deposits denominated in RMB, USD and HKD. Bank deposits carry interest at market rates which range from 0.70% to 5.01% per annum. Our cash and cash equivalents, restricted cash and short-term investment amounted to approximately RMB2,149.5 million (US$302.8 million), RMB202.8 million (US$28.6 million), and RMB720.5 million (US$101.5 million) as of December 31, 2023 (December 31, 2022: RMB2,144.0 million (US$310.9 million), RMB101.7 million (US$14.7 million), and RMB895.4 million (US$129.8 million)). The increase in cash position was mainly due to the improvement of the recovery of accounts receivables.

Short-term Loan

As of December 31, 2023, we had short-term loan of approximately RMB1,115.7 million (US$157.1 million) (December 31, 2022: RMB1,016.1 million).

For the Year, the effective interest rates of the Group's short-term bank borrowings ranged from 2.8% to 3.3% (December 31, 2022: 3.1% to 4.1%).

Pledge of Assets

As of December 31, 2023, no assets of the Group was pledged or charged.

Gearing Ratio

The calculation of gearing ratio is based on total debt for the year divided by total equity for the year and multiplied by 100.0%. The gearing ratio as of December 31, 2022 and December 31, 2023 were 1.05 and 1.08, respectively.

Contingent Liabilities and Commitments

As of December 31, 2023, the Group did not have any material contingent liabilities or commitments.

Concentration of Credit Risks

Financial instruments that potentially subject the Group to significant concentrations of credit risk primarily consist of cash and cash equivalents, restricted cash, accounts receivable, short-term investments, amounts due from related parties and long-term time deposits.

We had cash and cash equivalents of RMB2,149.5 million (US$302.8 million) and RMB2,144.0 million (US$310.9 million), restricted cash of RMB202.8 million (US$28.6 million) and RMB101.7 million (US$14.7 million), short-term investments of RMB720.5 million (US$101.5 million) and RMB895.4 million (US$129.8 million) as of December 31, 2023 and December 31, 2022, respectively. All of the Group's cash and cash equivalents, restricted cash and short-term investments were held by major financial institutions located in the PRC, Hong Kong, Japan and Taiwan which management believes are of high credit quality.

We had accounts receivables, net of allowance for credit losses, of RMB2,184.7 million (US$307.7 million) and RMB2,292.7 million (US$332.4 million) and amounts due from related parties of RMB86.7 million (US$12.2 million) and RMB93.3 million (US$13.5 million) as of December 31, 2023 and December 31, 2022, respectively. Accounts receivable and amounts due from related parties are typically unsecured and are derived from revenues earned from customers in the PRC. The risk with respect to accounts receivable is mitigated by credit evaluations the Group performs on its customers and its ongoing monitoring process of outstanding balances.

Foreign Exchange Risk

The Group's business is primarily conducted in PRC and almost all of its revenues are denominated in Renminbi. The conversion of Renminbi into foreign currencies, including U.S. dollars, is based on rates set by the PBOC. The Renminbi has fluctuated against the U.S. dollars, at times significantly and unpredictably. During the Year, the Group had not deployed any financial instrument for hedging its exposures towards foreign currency risk. The Group will continue to keep track of the foreign exchange risk and take prudent measures to mitigate exchange risk, and take appropriate action where necessary.

SIGNIFICANT INVESTMENT HELD, MATERIAL ACQUISITIONS AND DISPOSALS

References are made to the announcements of the Company dated November 8, 2022 and February 1, 2023. Completion of the acquisition of Gap (Shanghai) Commercial Co., Ltd. took place on January 31, 2023. The Company will endeavor to complete the acquisition of Gap Taiwan Limited.

Save as disclosed above, there were no significant investments, acquisitions and disposals of subsidiaries, associates or joint ventures during the Year.

FUTURE PLANS FOR MATERIAL INVESTMENTS AND CAPITAL ASSETS

The Group had not executed any agreement in respect of material investment or capital asset and did not have any other plans relating to material investment or capital asset as of the date of this annual report. However, as China e-commerce and retail market evolves, if any potential investment opportunity arises in the coming future, the Group will perform feasibility studies and prepare implementation plans to consider whether it is beneficial to the Group and our shareholders as a whole.

EMPLOYEES AND REMUNERATION POLICY

As of December 31, 2023, the Group had 7,827 full-time employees, compared with 7,588 as of December 31, 2022. The increase in full-time employees was mainly due to Gap Shanghai, a subsidiary the Company acquired in the first quarter of 2023.

Our success depends on our ability to attract, retain and motivate qualified personnel. Most of our senior management team members possess overseas or top-tier educational backgrounds, strong IT capabilities, deep industry knowledge and working experience with brand partners. In addition, our brand management team comprises personnel who connect well culturally with brands. We have developed a corporate culture that encourages teamwork, effectiveness, self-development and commitment to providing our brand partners with superior services. We typically remunerate our employees with cash compensation and benefits, we may also grant our employees with share options and RSUs according to our share incentive plans. We usually enter into standard labor contracts with our employees. We also enter into standard confidentiality and non-compete agreements with our senior management. The non-compete restricted period typically expires two years after the termination of employment, and we agree to compensate the employee with a certain percentage of his or her pre-departure salary during the restricted period.

We have established comprehensive training programs, including orientation programs and on-the-job training, to enhance performance and service quality. Our orientation programs cover such topics as our corporate culture, business ethics, e-commerce workflows and services. Our on-the-job training includes training of business English and business presentation, management training camp for junior managers and customer service agent career development programs. In 2014, we set up a special dedicated training facility, Baozun College, to further strengthen our internal training programs. In 2023, we further upgraded Baozun College by incorporating comprehensive practical training programs, each meticulously tailored to suit the varying skill levels of our employees. Furthermore, we launched the Baozun Young Talent Program, an initiative aimed at nurturing emerging talent.

SUBSEQUENT EVENTS

In January 2024, we announced that the Board has authorized the management to set up and implement a new share repurchase program under which the Company may repurchase up to US$20 million worth of its outstanding (i) ADSs, each representing three Class A ordinary shares, and/or (ii) Class A ordinary shares over the next 12 months starting from January 24, 2024, subject to the scope and limit of the general repurchase mandate granted by shareholders of the Company on June 15, 2023 and if passed, a similar repurchase mandate to be put forward to shareholders in the upcoming annual general meeting of the Company.

The Company's proposed repurchases may be made from time to time on the open market at prevailing market prices and/or through other legally permissible means, depending on market conditions and in accordance with applicable rules and regulations. The repurchases will be funded by the Company's existing cash balance. As of the date of this annual report, the management of Baozun has implemented the share repurchase program.

During the period from April 3, 2024 to April 12, 2024, the Company repurchased from the market a total of 400,000 ADS of the Company listed on NASDAQ with an aggregate consideration of US$966,137, which have yet to be cancelled. The Board will keep reviewing the share repurchase program periodically. Shareholders and prospective investors should note that the share repurchase program is still ongoing, but there is no assurance of the timing, quantity or price of any share repurchase or whether the Company will make any further repurchase after the date of this annual report. Shareholders of the Company and prospective investors should exercise caution when dealing in the securities of the Company. The Company will disclose details of the share repurchases in the form of Next Day Disclosure Return filings with both the Hong Kong Stock Exchange and the SEC.

Save as disclosed above, there was no other event that has taken place subsequent to December 31, 2023 that may have a material impact on the Group's operating and financial performance.

DIRECTORS AND SENIOR MANAGEMENT

The following table sets forth information regarding our directors and executive officers as of the date of this annual report.

Name	Age	Position(s)/roles and responsibilities	Date of appointment	Year of joining our company
Mr. Vincent Wenbin Qiu	56	Founder, Chairman and Chief Executive Officer	Chairman in December 2013 and Chief Executive Officer in December 2013	2007
Mr. Junhua Wu	45	Co-founder and Director	Director in December 2013	2007
Ms. Yang Liu	40	Director	July 2021	2021
Mr. Satoshi Okada	65	Director	October 2014	2014
Mr. Yiu Pong Chan	51	Independent Director	May 2015	2015
Mr. Steve Hsien-Chieng Hsia	60	Independent Director	May 2016	2016
Mr. Benjamin Changqing Ye	53	Independent Director	May 2016	2016
Mr. Arthur Yu	43	Chief Financial Officer and President of BEC	Chief Financial Officer in December 2020 and President of BEC in December 2022	2020
Mr. Peter Tao Liang	37	Senior Vice President	November 2019	2014
Mr. Jason Nan Xie	50	Vice President	December 2019	2019

DIRECTORS

Mr. Vincent Wenbin Qiu, aged 56, is our founder. Since the founding of our business in 2007, Mr. Qiu has served as chairman of our board of directors and our chief executive officer. Mr. Qiu also has served as a director of several companies in which we have invested. Prior to founding our company, Mr. Qiu participated the founding of Erry Network Technology (Shanghai) Co., Ltd., or Shanghai Erry, in 2000, a company specialized in providing supply chain management solutions and services to consumer brands in China, and served as Shanghai Erry's chief executive officer from March 2000 to January 2007. From 1993 to 2000, Mr. Qiu worked as a technical and solution architect and held technical management positions in various multinational companies, including NCR (Shanghai) Technology Services Ltd., China Hewlet-Packard Co., Ltd. (HP China) and Sun Microsystems (China) Limited. Mr. Qiu obtained his bachelor's degree in electronic engineering from Tsinghua University in July 1992 in Beijing, the PRC.

Mr. Junhua Wu, aged 45, is one of our co-founders and has served as our chief operating officer from the founding of our business in 2007 to December 2017, as our chief growth officer from December 2017 to December 2022, and as our director since 2012. From September 2001 to April 2007, Mr. Wu served as director of the professional service department at Shanghai Erry. From April 2000 to September 2001, he worked as senior IT manager in Goodbaby International Group, an international durable juvenile products company headquartered in China.

Ms. Yang Liu, aged 40, has served as a member on our board since July 2021. Ms. Liu joined Alibaba Group in September 2014 and currently serves as a general manager of Tmall-Business Growth center of Alibaba's Taobao & Tmall Group. In this role, she leads the promotion of digital brand transformation across a variety of industry verticals by leveraging Alibaba's advanced data technologies, and promotes comprehensive Tmall ecological partnership capabilities that bring technology into best practices. In addition, Ms. Liu created the framework of Tmall consumer strategy methodology and widely applied it to common strategy standards. Prior to Alibaba Group, Ms. Yang Liu worked at IBM from September 2008 to September 2014 and was responsible for implementing cross-industry CRM solutions for IBM's global business consulting division, and she supported leading global brands in delivering customer-centric digital transformation projects. Ms. Liu received her bachelor's degree and master's degree from the Shanghai University of Finance and Economics in 2006 and 2008, respectively, and received an MBA degree from the University of Manchester in 2016.

Mr. Satoshi Okada, aged 65, has served as a member on our board since October 2014. Mr. Okada has also served as a director at Alibaba.com Japan since October 2008, and a director of certain entities that are subsidiaries of Alibaba Group, and as a director of GDS Holdings Limited, a China-based developer and operator of high-performance data centers listed on The Nasdaq Stock Market since 2014. From April 2000 to January 2005, Mr. Okada had held various management positions within the Softbank Corp. group. He also served as director at Tsubasa Corporation from 2014 to 2022, Alibaba.com Limited from 2007 to 2012, Ariba Japan K.K., a technology company, from January 2001 to January 2005 and DeeCorp Limited, a software company, from February 2005 to March 2006.

INDEPENDENT DIRECTORS

Mr. Yiu Pong Chan, aged 51, has served as our independent director since May 2015. Mr. Chan has served as a special partner of Tumeric Capital Asia IV since April 2021. Mr. Chan served as an executive director from September 2012 to March 2014 and as a managing director from April 2014 to June 2018, at L Catterton Asia, formerly named as L Capital Asia, a private equity fund based in Singapore which is backed by LVMH Moët Hennessy Louis Vuitton S.A, a multinational luxury products company. Mr. Chan was also a non-executive director at Dr. Wu Skincare Co., Ltd, a Taiwan-based company that provides non-surgical skincare products and solutions, from April 2014 to June 2018, and a board observer at YG Entertainment Inc., a music and entertainment company in South Korea from March 2015 to March 2018. Mr. Chan was a vice president and a director at Crescent Point Group from August 2006 to September 2007, and from October 2007 to June 2011, respectively. From June 2002 to June 2006, Mr. Chan was a director of Lone Star Asia-Pacific LTD., Taiwan Branch. Mr. Chan worked with McKinsey & Co. Inc. Hong Kong from February 1999 to June 2002. Mr. Chan holds a master's degree of commerce in accounting and finance with first-class honor in April 1999 and a bachelor's degree of commerce in May 1996 from the University of Auckland.

Mr. Steve Hsien-Chieng Hsia, aged 60, has served as our independent director since May 2016. Mr. Hsia has been the chief executive officer of Playnovate, Inc., an online STEAM education service provider in the U.S., since April 2020. Mr. Hsia has served as a director of Wearnes-Starchase Limited, a Singapore-based automobile dealership group, since November 2018. From 2011 to 2013, Mr. Hsia served as the Asia-Pacific chief operating officer of Wunderman Worldwide, LLC, a digital marketing agency under WPP, LLC, an advertising and media holding company. Mr. Hsia co-founded and served as chief executive officer of AGENDA Corporation, a digital marketing agency in Asia from February 1996 to 2013. Prior to AGENDA Corporation (formerly known as DeliriumCyberTouch Corporation and CyberTouch, respectively), Mr. Hsia co-founded NextWare, an enterprise software company in Malaysia and served as the managing director from 1991 to February 1996. Mr. Hsia received his bachelor's degree in computer science from the University of California, Berkeley in May 1987.

Mr. Benjamin Changqing Ye, aged 53, has served as our independent director since May 2016. Mr. Ye has also served as an independent director of NWTN Inc., a mobility technology company listed on the Nasdaq Stock Market, since November 2022; an independent director of VNET Group Inc., a carrier – and cloud-neutral internet data center services provider listed on the Nasdaq Stock Market, since August 2022; an independent director of Hygeia Healthcare Holdings Co., Limited, an oncology healthcare company listed on the Hong Kong Stock Exchange, since September 2019; an independent director of Ascentage Pharma Group International, a biotech company listed on the Hong Kong Stock Exchange, since June 2019; an independent director of Jinxin Fertility Group Limited, a specialized fertility service provider listed on the Hong Kong Stock Exchange, since June 2019; an independent director of Niu Technologies Inc., a provider of smart urban mobility solutions listed on The Nasdaq Stock Market, since October 2018. Mr. Ye was also an independent director of Luzhou Bank, a commercial bank listed on the Hong Kong Stock Exchange from December 2018 to September 2022. In addition, Mr. Ye has served as a non-executive director of Panjing Harbourview Investment Fund L.L.P. since September 2019. From February 2011 to December 2015, Mr. Ye was a managing director, the chief financial officer and a member of the investment committee of CITIC Private Equity Funds Management Co., Ltd. From April 1993 to January 2011, Mr. Ye worked for PricewaterhouseCoopers, where he mainly focused on M&A advisory work, and successively served as a partner in advisory department, the head of Advisory Services of Shanghai office and the head of Transaction Services of Shanghai office of PricewaterhouseCoopers in China. Mr. Ye received his bachelor's degree in journalism from Huazhong University of Science and Technology in July 1992 in Wuhan, the PRC and an MBA degree from University of Warwick in November 1999 in the United Kingdom. Mr. Ye is a qualified accountant of the Chinese Institute of Certified Public Accountants.

SENIOR MANAGEMENT

Mr. Arthur Yu, aged 43, has served as our chief financial officer since December 2020 and president of BEC since December 2022. Before joining us on September 1, 2020 as Vice President of Finance, Mr. Yu worked for Jaguar Land Rover Plc, where he served as CFO Greater China and Board Supervisor of the Chery Jaguar Land Rover from 2018 to 2020. Prior to this, Mr. Yu worked for BT Group Plc from 2009 to 2018 and held several senior leadership positions in UK and Hong Kong. His last role within BT Group was CFO, Asia, Middle East and Africa and Chairman of BT China. During his time at BT Group, he delivered significant cashflow and profitability improvement through an operational efficiency programme. In his earlier career, Mr. Yu worked as a management consultant for PricewaterhouseCoopers from 2007 to 2009 and worked for Rolls-Royce Plc under its graduate leadership programme from 2004 to 2007. Mr. Yu received a BSc degree in management sciences from Warwick University in 2003 in England, an MSc degree in management information systems from the London School of Economics in 2004 in England, and an Executive MBA degree from Judge Business School, University of Cambridge in 2016 in England. He is currently a fellow member of the Charted Institute of Management Accountant.

Mr. Peter Tao Liang, aged 37, currently serves as our senior vice president, in charge of operation of logistics and supply chain group, operation management center and creative content to commerce business unit. Mr. Liang rejoined us in November 2019. Mr. Liang served as our vice president, primarily supervising our logistic and administrative departments, from January 2017 to August 2019. Prior to that, Mr. Liang held a number of positions with us, including our logistics director from April 2014 to January 2017, our sales operation director, responsible for coordinating the front-back operation, from January 2011 to April 2014, our sales director of fast moving consumer products from September 2009 to January 2011, and our manager of logistic from March 2009 to September 2009.

Mr. Jason Nan Xie, aged 50, has served as our vice president in charge of IT engineering and management since December 2019. Prior to joining us, Mr. Xie worked as the chief technology officer at Guangzhou Yingzi Technology Inc., a farm-to-table supply chain technology company, from August 2018 to June 2019. From June 2014 to March 2018, Mr. Xie served as the general manager in charge of R&D operations at Vipshop (US) Inc., a big data and artificial intelligence focused technology subsidiary affiliated to Vipshop Holdings Limited, which is a Chinese online discount retailer listed on the New York Stock Exchange. Mr. Xie worked as a senior product manager at eBay from January 2012 to June 2014. Mr. Xie has extensive experience in enterprise applications and consumer internet industries. He received his bachelor's degree in mathematics from the University of North Carolina at Chapel Hill in May 1997 and master's degree in computer sciences from the University of Wisconsin-Madison in May 2000 in the U.S.

JOINT COMPANY SECRETARIES

Mr. Arthur Yu, aged 43, was appointed as a joint company secretary of the Company on November 1, 2022. For the biographical details of Mr. Yu, see "Senior Management – Mr. Arthur Yu" in this annual report.

Ms. So Ka Man, aged 50, was appointed as a joint company secretary of the Company on November 1, 2022. Ms. So is a director of Corporate Services of Tricor Services Limited. Ms. So has over 20 years of experience in the corporate secretarial field. She has been providing professional corporate services to Hong Kong listed companies as well as multinational, private and offshore companies. Ms. So is currently acting as the company secretary or joint company secretary of several listed companies on the Stock Exchange. Ms. So is a chartered secretary, a chartered governance professional and a fellow of both The Hong Kong Chartered Governance Institute and The Chartered Governance Institute in the United Kingdom. She is a holder of the Practitioner's Endorsement from The Hong Kong Chartered Governance Institute. Ms. So obtained her bachelor's degree of arts in accountancy from the Hong Kong Polytechnic University.

CORPORATE GOVERNANCE REPORT

The Board is pleased to present the corporate governance report for the annual report for the Year.

CORPORATE GOVERNANCE PRACTICES

We aim to achieve high standards of corporate governance which are crucial to our development and safeguard the interests of the Shareholders. The Group has adopted the code provisions in Part 2 of the CG Code as its own code of corporate governance.

Save for the deviation for reasons set out below, during the Year, the Group has complied with the CG Code.

Pursuant to code provision C.2.1 of the CG Code, the responsibilities between the chairman and the chief executive officer should be segregated and should not be performed by the same individual. However, we do not have a separate chairman and chief executive officer and Mr. Qiu is performing these two roles. Mr. Qiu is responsible for the overall management, operation and strategic development of the Group and has been instrumental to our growth and business operation as the founder of the Group. Taking into account the continuation of management and the implementation of our business strategies, the Directors (including the independent Directors) consider that vesting the roles of the chairman and the chief executive officer in the same person would allow the Company to be more effective and efficient in developing business strategies and executing business plans. The existing arrangements are beneficial to the business prospect and management of the Group and are in the interests of the Company and the Shareholders as a whole. The balance of power and authority is ensured by the operation of the senior management and the Board, both of which comprises experienced and high-calibre individuals. The Board will regularly review the effectiveness of this structure to ensure that it is appropriate to the Group's circumstances.

The Company will continue to review and enhance its corporate governance practices, and identify and formalize appropriate measures and policies, to ensure compliance with the CG Code.

MODEL CODE FOR SECURITIES TRANSACTIONS

The Company has adopted the Model Code as its code of conduct regarding dealings in the securities of the Company. Having made specific enquiries to all the Directors, all the Directors confirmed that they have strictly complied with the required standards set out in the Model Code during the Year.

The Board has also adopted the Model Code to regulate all dealings by relevant employees, including any employee or a director or employee of a subsidiary or holding company, who, because of his/her office or employment, are likely to be in possession of unpublished inside information of the Company in respect of securities in the Company as referred to in the applicable code provision D.2.4(e) of the CG Code. No incident of non-compliance with the Model Code by the Company's relevant employees has been noted during the Year after making reasonable enquiry.

THE BOARD

Responsibilities

The Board is responsible for the overall leadership of the Group, oversees the Group's strategic decisions and monitors business and performance. The Board has delegated the authority and responsibility for day-to-day management and operation of the Group to the senior management of the Group. To oversee particular aspects of the Company's affairs, the Board has established three Board Committees including the Audit Committee, the Compensation Committee and the Nominating and Corporate Governance Committee. The Board has delegated to the Board Committees responsibilities as set out in their respective terms of reference.

All Directors shall ensure that they carry out duties in good faith, in compliance with applicable laws and regulations, and in the interests of the Company and its Shareholders at all times.

Composition of the Board

As of December 31, 2023 and up to the date of this annual report, the Board comprised seven Directors, including four executive Directors and three independent Directors. Members of the Board are listed below:

Member of the Board	Position
Executive Directors	
Mr. Vincent Wenbin Qiu	Chairman of the Board, chief executive officer and executive Director
Mr. Junhua Wu	Executive Director
Mr. Satoshi Okada	Executive Director
Ms. Yang Liu	Executive Director
Independent Directors	
Mr. Yiu Pong Chan	Independent Director
Mr. Steve Hsien-Chieng Hsia	Independent Director
Mr. Benjamin Changqing Ye	Independent Director

All Directors, including independent Directors, have brought a wide spectrum of valuable business experience, knowledge and professionalism to the Board for its efficient and effective functioning. All Directors have carried out duties in good faith and in compliance with applicable laws and regulations, and have acted in the interests of the Company and the Shareholders at all times.

Biography of each Director is set out in the section headed "Profile of Directors and Senior Management" of this annual report. Save as disclosed in the section headed "Profile of Directors and Senior Management" of this annual report, there is no financial, business, family or other material or relevant relationships among members of the Board and senior management.

Independent Directors

During the Year, the Company had at least three independent Directors in compliance with Rules 3.10(1) and 3.10(2) of the Listing Rules, with at least one of them possessing appropriate professional qualifications or accounting or related financial management expertise. The number of independent Directors exceeds one third of the number of the Board members.

According to Rule 3.13 of the Listing Rules, the independent Directors have made confirmations to the Company regarding their independence during the Year. Based on the confirmations of the independent Directors, the Company considers each of them to be independent during the Year.

Independence Mechanisms

The Company has in place mechanisms to ensure independent views and input are available to the Board. The Board shall at all times comprise at least three independent Directors that represent at least one-third of the Board, such that there is always a strong element of independence on the Board which can effectively exercise independent judgement. Each independent Director is required to provide an annual confirmation of his/her independence to the Company and the Nominating and Corporate Governance Committee is responsible to assess the independence and time commitment of each independent Director at least annually.

To facilitate proper discharge of their duties, all the Directors are entitled to seek advice from the company secretary of the Company or, upon reasonable request, seek independent professional advice at the Company's expense. The chairman of the Board shall hold meetings with the independent non-executive Directors without the involvement of other Directors at least annually to discuss any issues and concerns.

The Group has adopted a conflicts of interest policy pursuant to which the Directors have a duty to disclose their interests in respect of any contract, proposal, transaction or any other matter whatsoever in which they have any personal material interest, directly or indirectly, or any actual or potential conflicts of interest (including conflicts of interest that arise from any of their directorships, executive positions, employment by or personal investments in the Company or any other corporations) (including any compensation arrangement which may, directly or indirectly, be related to the financial performance of and profits arising from the Group) that may involve them, and abstain from the board meetings on matters in which such Directors or their close associates have a material interest, unless the attendance or participation of such Directors at such meeting of the Board is specifically requested by a majority of the independent Directors.

A resolution which relates to any matter or business in which a substantial shareholder of the Company (as defined in the Listing Rules) or a Director has an interest conflicting with that of the Company, which the Directors determine to be material prior to the passing of such resolution, shall not be passed by a resolution in writing and shall only be passed at a meeting of the Directors held in accordance with the Articles. Independent Directors who, and whose associates, have no interest in the matter should attend the Board meeting.

The Board has reviewed and considered that the mechanisms are effective in ensuring that independent views and input are provided to the Board during the Year.

Term of Appointment of Independent Directors

Each of the independent Directors has entered into a director agreement with the Company for a term of three years commencing from the date of appointment, which is renewable upon expiry of the three years' term and may be terminated by giving advance notice in writing served by either party on the other or certain amount of compensation payment. In accordance with the Listing Rules and the CG Code, every Director (including those appointed for a specific term) shall be subject to retirement by rotation at least once every three years upon Primary Conversion.

Training and Continuous Professional Development

Directors should participate in appropriate continuing professional development to develop and refresh their knowledge and skills. The Company has arranged training for its Directors and provided them with reading material on relevant topics. Each Director has been provided with necessary induction and information to ensure that he/she has a proper understanding of the Company's operations and businesses as well as his/her responsibilities under relevant statues, laws, rules and regulations.

All the Directors have been updated with the latest developments regarding the Listing Rules and other applicable regulatory requirements to ensure compliance and enhance their awareness of good corporate governance practices. In addition, continuing briefing and professional development to Directors will be arranged whenever necessary.

During the Year, all the Directors, namely, Mr. Vincent Wenbin Qiu, Mr. Junhua Wu, Mr. Satoshi Okada, Ms. Yang Liu, Mr. You Pong Chan, Mr. Steve Hsien-Chieng Hsia and Mr. Benjamin Changqing Ye have complied with code provision C.1.4 of the CG Code and participated in continuous professional development to develop and refresh their knowledge and skills.

Training received by the Directors during the Year is summarized below:

Directors	Types of Training [Note]
Mr. Vincent Wenbin Qiu	A,B
Mr. Junhua Wu	A,B
Mr. Satoshi Okada	A,B
Ms. Yang Liu	A,B
Mr. Yiu Pong Chan	A,B
Mr. Steve Hsien-Chieng Hsia	A,B
Mr. Benjamin Changqing Ye	A,B

Note: Types of training
A   Attending briefing(s) and/or seminar(s) and/or conference(s)
B   Reading materials relating to directors' duties and responsibilities

Directors' Responsibility on Financial Statements

The Directors acknowledge their responsibilities for preparing the financial statements of the Company for the financial year ended December 31, 2023.

The Directors are responsible for overseeing the preparation of financial statements of the Company with a view to ensuring that such financial statements give a true and fair view of the state of affairs of the Group and relevant statutory and regulatory requirements and applicable accounting standards are complied with.

The Board has received from the senior management the management accounts and such accompanying explanation and information as are necessary to enable the Board to make an informed assessment for approving the financial statements.

As of December 31, 2023, the Board was not aware of any material uncertainties relating to events or conditions that might cast significant doubt on the Group's ability to continue as a going concern.

The responsibility of the external auditor is to form an independent opinion, based on their audit, on those consolidated financial statements prepared by the Board and to report their opinion to the Shareholders. The statements by external auditor, Deloitte Touche Tohmatsu, about their reporting responsibility on the consolidated financial statements of the Group are set out in the independent auditor's report in this annual report.

Board Meetings and General Meetings

The Board holds at least four meetings a year at approximately quarterly intervals. Additional meetings would be arranged when required. Notices for all regular Board meetings will be given to all Directors at least 14 days before the meetings and the agenda and accompanying Board paper will be given to all Directors at least 3 days before the meetings in order that they have sufficient time to review the papers. Minutes of meetings are kept by one of the joint company secretaries with copies circulated to all Directors or Board Committee members for information and records. Directors who have conflicts of interest in a board resolution shall abstain from voting for that resolution.

Minutes of the Board meetings and Board Committee meetings are recorded in sufficient detail about the matters considered by the Board and the Board Committees and the decisions reached, including any concerns raised by the Directors/Board Committee members. Draft and final versions of the minutes of each Board meeting and Board Committee meeting are sent to the Directors/Board Committee members for comments and records respectively within a reasonable time after the date on which the meeting is held. Minutes of the Board meetings are open for inspection by Directors. All Directors shall obtain information related to the Board resolutions in a comprehensive and timely manner. Any Director can seek independent professional advice at the Company's expense after making reasonable request to the Board.

The attendance record of each Director at the Board meetings and the general meetings of the Company held during the Year is set out in the table below:

| Name of Directors | Number of attendance/Number of meetings held | | | | |
	Board Meetings	Audit Committee Meetings	Compensation Committee Meetings	Nominating and Corporate Governance Committee Meetings	Annual General Meeting
Mr. Vincent Wenbin Qiu	8/8	–	–	–	1/1
Mr. Junhua Wu	8/8	–	–	–	1/1
Mr. Satoshi Okada	8/8	–	–	–	0/1
Ms. Yang Liu	8/8	–	–	–	1/1
Mr. Yiu Pong Chan	8/8	5/5	2/2	2/2	1/1
Mr. Steve Hsien-Chieng Hsia [(Note)]	8/8	3/5	2/2	2/2	1/1
Mr. Benjamin Changqing Ye [(Note)]	8/8	5/5	1/2	0/2	1/1
Ms. Bin Yu [(Note)]	5/8	2/5	1/2	2/2	–

Note: With effect from May 11, 2023, (i) Ms. Bin Yu resigned as an independent Director, the chairman of the Audit Committee and a member of each of the Compensation Committee and the Nominating and Corporate Governance Committee; (ii) Mr. Benjamin Changqing Ye has been appointed as a member of each of the Compensation Committee and the Nominating and Corporate Governance Committee and re-designated from a member of the Audit Committee to the chairman of the Audit Committee; and (iii) Mr. Steve Hsien-Chieng Hsia has been appointed as a member of the Audit Committee.

BOARD COMMITTEES

Audit Committee

The Audit Committee consists of three independent Directors, namely Mr. Benjamin Changqing Ye, Mr. Yiu Pong Chan and Mr. Steve Hsien-Chieng Hsia. Mr. Benjamin Changqing Ye, who holds the appropriate professional qualifications as required under Rule 3.10(2) and Rule 3.21 of the Listing Rules, serves as the chairman of the committee.

The primary duties of the Audit Committee include, but are not limited to: (i) assisting the Board by providing an independent view of the effectiveness of the financial reporting process, internal control and risk management systems of our Group; (ii) overseeing the audit process and performing other duties and responsibilities as assigned by the Board. For further details, please refer to the written terms of reference of the Audit Committee which are available on the websites of the Company and the Stock Exchange.

During the Year, five Audit Committee meetings were held. During the Year, the Audit Committee reviewed the annual results for the year ended December 31, 2022, quarterly results for the three months ended December 31, 2022, March 31, 2023, June 30, 2023 and September 30, 2023, respectively, and the half-year results for the six months ended June 30, 2023 and recommended the same to the Board for approval. The Audit Committee oversaw matters concerning the Company's external auditors including reviewing the scope and quality of audit, the external auditors' independence and objectivity as well as their fees and making recommendations to the Board regarding the appointment of the external auditors, the nature and scope of their audit and their fees. The Audit Committee also reviewed the effectiveness of the internal audit function of the Company and the effectiveness of the risk management and internal control system of the Group which cover all material controls including financial, operational and compliance controls. The Audit Committee also communicated with the external auditors to discuss the financial statements and other issues arising from the audit.

Compensation Committee

The Compensation Committee consists of three independent Directors, namely Mr. Yiu Pong Chan, Mr. Steve Hsien-Chieng Hsia and Mr. Benjamin Changqing Ye. Mr. Yiu Pong Chan serves as the chairman of the committee.

The primary duties of the Compensation Committee include, but are not limited to: (i) making recommendations to our Board on our policy and structure for all remuneration of Directors and senior management and on the establishment of a formal and transparent procedure for developing policy on such remuneration; (ii) determining the specific remuneration packages of all Directors and senior management; (iii) reviewing and approving performance-based remuneration by reference to corporate goals and objectives resolved by our Board from time to time; and (iv) reviewing and approving matters required to be reviewed and/or approved by the Compensation Committee under Chapter 17 of the Listing Rules. For further details, please refer to the written terms of reference of the Compensation Committee which are available on the websites of the Company and the Stock Exchange.

During the Year, two Compensation Committee meetings were held. During the Year, the Compensation Committee reviewed the administration of the Share Incentive Plans and the remuneration of the Directors and other incentive rewards. The Compensation Committee also reviewed the grant of restricted share units awards to Mr. Qiu under the 2022 Plan.

In considering the grant of restricted share units awards to Mr. Qiu under the 2022 Plan during the Year, the Compensation Committee and all the independent Directors considered various factors, such as the purpose of the 2022 Plan, Mr. Qiu's contributions towards the Group, the vesting arrangements, performance targets and clawback mechanisms with respect to the awards. The Compensation Committee and all independent Directors considered that, (i) Mr. Qiu, as a Director and the chief executive officer of the Company, has made significant contributions to the Company in managing the overall operations and improving the performance of the Company; (ii) the vesting arrangement for the restricted share units awards granted to Mr. Qiu is performance-based and serves as the Board's appreciation and recognition of Mr. Qiu's contribution towards the growth of the Group; and (iii) the restricted share units granted to Mr. Qiu will provide sufficient incentive to retain Mr. Qiu and motivate him to create more value in the Group's long-term development. Therefore, the Compensation Committee and all independent Directors were of view that the grant of the restricted share units to Mr. Qiu and the vesting arrangement will closely align the purpose of the 2022 Plan and the interests and benefits of the Group, the Board and the management of the Group, and thus was appropriate, fair and reasonable and in the interests of the Company and its Shareholders as a whole. The Compensation Committee and all independent Directors approved the proposed grant of RSUs to Mr. Qiu and recommended the same for the Board's approval.

Nominating and Corporate Governance Committee

The Nominating and Corporate Governance Committee currently consists of three independent Directors, namely Mr. Steve Hsien-Chieng Hsia, Mr. Yiu Pong Chan and Mr. Benjamin Changqing Ye. Mr. Steve Hsien-Chiang Hsia serves as the chairman of the committee.

The primary duties of the Nominating and Corporate Governance Committee include, but are not limited to: (i) reviewing the structure, size and composition of our Board; (ii) assessing the independence of independent Directors; (iii) making recommendations to our Board on matters relating to the appointment of Directors; and (iv) review the board diversity policy and its implementation. For further details, please refer to the written terms of reference of the Nominating and Corporate Governance Committee which are available on the websites of the Company and the Stock Exchange.

The Nominating and Corporate Governance Committee will assess the candidate or incumbent on criteria such as integrity, experience, skill and ability to commit time and effort to carry out the duties and responsibilities. The recommendations of the Nominating and Corporate Governance Committee will then be put to the Board for decision. The written terms of reference of the Nominating and Corporate Governance Committee are available on the websites of the Company and the Stock Exchange.

During the Year, two Nominating and Corporate Governance Committee meetings were held. During the Year, the Nominating and Corporate Governance Committee reviewed the structure, size and composition of the Board, the board diversity policy and its implementation and the retirement and re-election of Directors at the annual general meeting of the Company held on June 15, 2023 and the independence of the independent Directors. In addition, the Nominating and Corporate Governance Committee had also reviewed and monitored the management of conflicts of interests and the effectiveness of Shareholders' engagement.

BOARD DIVERSITY POLICY

Our Board has adopted a board diversity policy which sets out the objective and approach to achieve diversity of the Board. The Group recognizes the benefits of having a diversified Board and sees increasing diversity at the Board level as an essential element in supporting the attainment of our Group's strategic objectives and sustainable development. The Group seeks to achieve diversity of our Board through the consideration of a number of factors, including but not limited to professional experience, skills, knowledge, gender and age. The Directors have a balanced mix of experiences, including operation and management of e-commerce companies, investment, corporate retail, risk management, finance and funding, auditing and tax. In terms of gender diversity, one of our seven Directors are female.

The Nominating and Corporate Governance Committee will review the board diversity policy and its implementation from time to time to ensure its implementation and monitor its continued effectiveness, and the same will be disclosed in our corporate governance report in accordance with the Listing Rules, including any measurable objectives set for implementing the board diversity policy and the progress on achieving these objectives on an annual basis.

The Board targets to maintain at least the current level of female representation, with the ultimate goal of achieving gender parity. The Board will (i) continue to apply the principle of appointments based on merits with reference to board diversity as a whole; (ii) take steps to promote gender diversity at all levels of our Group by recruiting staff at a mid to senior level with regard to the benefits of gender diversity; and (iii) engage more resources in training female staff who we consider having the suitable experience, skills and knowledge for our business to equip themselves with the attributes and competencies required to serve as members of our Board in light of our strategic needs and the industry in which we operate with the aim of promoting them to the Board.

EMPLOYEE DIVERSITY

We are committed to providing all employees with equal opportunities at the workplace by upholding the values of honesty, integrity and mutual respect. We believe diversity is fundamental to maintaining our ability to innovate. We dedicated to increase gender diversity. The indicators on employees of the Group, including senior management, as of December 31, 2023 are set out below:

	As of December 31, 2023	
Indicator	Number of persons	Percentage of total number of employees
Male employees	3,085	39.4%
Female employees	4,742	60.6%

	As of December 31, 2023	
Indicator	**Number of persons**	**Percentage of total number of senior management**
Male senior management	97	57.7%
Female senior management	71	42.3%

The Board is of the view that the Company has already achieved a good balance in respect of the gender diversity in its workforce.

Meanwhile, we provide job opportunities for people with disabilities and encourage them to exert their creativity in their positions, and provide them with a barrier-free working environment. As of December 31, 2023, we hired 13 employees with disabilities, working for various departments such as design and customer services departments.

To achieve diversity at workforce level, the Group has put in place appropriate recruitment and selection practices such that a diverse range of candidates will be considered.

CORPORATE GOVERNANCE FUNCTION

The Board recognises that corporate governance should be the collective responsibility of Directors which include:

• to formulate and review the Company's policies and practices on corporate governance and make recommendations to the Board;

• to review and monitor the training and continuous professional development of Directors and senior management;

• to review and monitor the Company's policies and practices on compliance with legal and regulatory requirements;

• to formulate, review and monitor the code of conduct and compliance manual (if any) applicable to employees and Directors; and

• to review the Company's compliance with the Listing Rules and disclosure in the Corporate Governance Report.

JOINT COMPANY SECRETARIES

As of December 31, 2023, Mr. Arthur Yu ("**Mr. Yu**") and Ms. So Ka Man ("**Ms. So**") were the joint company secretaries of the Company. The primary responsibilities of the joint company secretaries include supporting the Board in business transactions, ensuring good communication and flow of information within the Board and the compliance of the policies and procedures of the Board, and advising the Board on governance matters, assisting newly appointed Director to his/her new position and overseeing the trainings and continuous professional development of the Directors. Ms. So is a director of corporate services of Tricor Services Limited, an external services provider, her primary contact person at the Company is Mr. Yu. According to Rule 3.29 of the Listing Rules, each of the joint company secretaries has confirmed that they have taken no less than 15 hours of professional trainings to update their skills and knowledge for the year ended December 31, 2023. The biographical details of Mr. Yu and Ms. So are set out in the section headed "Profile of Directors and Senior Management" of this annual report.

AUDITORS

The financial statements contained in this annual report have been audited by Deloitte Touche Tohmatsu. The remuneration paid/payable to the external auditors of the Company in respect of audit services and non-audit services for the year ended December 31, 2023 is set out below:

Service fees	Amount
	(US$'000)
Annual audit fee:	1,148
Non-audit services	790
Total	1,938

Audit fees include fees for the audit of our annual financial statements and services that are normally provided by our auditors in connection with statutory and regulatory filings or other engagements for the Year, while the non-audit service fees include service fees for rendering advisory and consulting services in relation to the advisory and engaging in system and organization controls (SOC) reporting. The statement of the external auditors of the Company about its reporting responsibilities for the consolidated financial statements is set out in the independent auditors report of this annual report on pages 84 to 88.

RISK MANAGEMENT AND INTERNAL CONTROL

The Board acknowledges its responsibilities for maintaining sound and effective internal controls and risk management system to safeguard the Shareholders' investment and the Group's assets at all times. The Group maintains internal manuals setting out operating procedures, internal control procedures and other policies and guidelines. The Group also adopted and implemented comprehensive risk management policies in various aspects of our business operations, such as IT, financial reporting, compliance, and human resources.

During the Year, the Company had complied with the requirements under the code provisions D.2.1 to D.2.7 of the CG Code relating to risk management and internal control. The Company has established an internal audit mechanism for risk management, which is also an internal control monitoring and evaluation mechanism for monitoring and evaluating risk management and internal control.

The Company has established legal team under legal & risk management department with policies in relation contract management and compliance management. The legal team is primarily responsible for the comprehensive and centralized management of contracts with the power to guide and supervise the drafting, execution, consummation and management of contracts. Through interviews and questionnaires, the internal audit team under legal & risk management of the Company, who reports to the Audit Committee, conducted independent risk assessment regularly to identify risks that potentially impact the business of the Group and various aspects including strategic risks, financial risks, market risks, operation risks, legal risks and so on. The management, in coordination with division/department heads, assessed the likelihood of risk occurrence, the impact, the vulnerability and the velocity. Also they provided treatment plans, and monitored the risk management progress. The internal audit team of the Company is responsible for performing independent review of the adequacy and effectiveness of the risk management and internal control systems. The internal audit team of the Company examined key issues in relation to the accounting practices and all material controls, provided its findings and recommendations for improvement to auditees and report the remediation periodically to the Audit Committee. The Board, as supported by the Audit Committee, reviewed the risk management and internal control systems, including the financial, operational and compliance controls periodically and considered such systems are effective and adequate.

The Board confirms that it is responsible for the Group's risk management and internal control systems and regularly reviews the effectiveness of such systems; acknowledges that such risk management and internal control systems are designed to manage the risks associated with the achievement of business objectives but not to eliminate the risk of failure to achieve business objectives; and can only make reasonable rather than absolute assurance that no material misstatement or loss will result. A review of the effectiveness of the Group's risk management and internal control systems, including financial, operation and compliance controls, will be conducted by the Board at least annually.

The Board is of the view that the Group's risk management and internal control systems were effective and adequate for the year ended December 31, 2023.

The Group takes a zero-tolerance approach to any violation of laws and regulations or improper behaviour in commercial activities in order to create a healthy and ethical culture. In terms of anti-bribery and anticorruption, we formulated policies and procedures, established the compliance and fraud investigation department and an anti-corruption management structure with clear responsibilities, and continued to enhance integrity awareness. Meanwhile, we have established whistleblowing channels and whistle-blower protection policy. Our anti-corruption awareness promotion covers our entire employee population and all members of our board of directors.

DISCLOSURE OF INSIDE INFORMATION

The Company has put in place an internal policy for the handling and disclosure of inside information in compliance with the SFO. The internal policy sets out the procedures and internal controls for the handling and dissemination of inside information in a timely manner and provides the Directors, senior management and relevant employees a general guide in monitoring information disclosure and responding to enquiries.

Control procedures have been implemented to ensure that unauthorized access and use of inside information are strictly prohibited.

DIVIDEND POLICY

The Company has adopted the dividend policy which sets out guidelines for the Board to determine (i) whether dividends are to be declared and paid; and (ii) the level of dividend to be paid to the shareholders of the Company. The dividend policy aims to allow the Shareholders to participate in the Company's profits whilst to retain adequate reserves for future growth. Declaration of the dividends is subject to the discretion of our Directors, depending on among other things, our future results of operations and cash flow, our capital requirements and surplus, the amount of distributions, if any, received by us from our subsidiaries, our financial condition, contractual restrictions and other factors deemed relevant by our board of directors.

There is no assurance that dividends will be declared and paid in the amount set out in any plan of the Board or at all. As we are a holding company incorporated under the laws of the Cayman Islands, the payment and amount of any future dividends will also depend on the availability of dividends received from our subsidiaries. Our shareholders may approve, in a general meeting, any declaration of dividends, which must not exceed the amount recommended by our Board.

SHAREHOLDERS' RIGHTS

The Company believes that effective communication with Shareholder is essential to enhance investor relations and to keep investors informed of the Group's business performance and strategies. The Company has established various and a wide range of communication channels with Shareholders, including general meeting, annual results and interim results, annual and interim reports, announcements and circulars and performance conference. To facilitate the communication between the Company and investors, the Company holds meetings, briefings and roadshows with investors and analysts from time to time. Shareholders may make enquiries with the Company through channels mentioned below and provide comments and recommendations to the Directors or managements at any time. Upon receipt of written enquiries from Shareholders, the Company will make actual responses to the Shareholders as soon as possible.

In addition, the Company updates its website from time to time to keep the Shareholders update of the recent development of the Company. The Company endeavours to maintain an ongoing dialogue with Shareholders. At the annual general meeting, the Directors (or their delegates as appropriate) will be available to meet with the Shareholders and answer their enquiries. During the Year, all corporate communications and regulatory announcements were published by the Company on its website, the website of the Stock Exchange and the website of the SEC in a timely manner. The Board considers that the shareholders communication policy is effective during the Year.

Procedures for Shareholders to convene an extraordinary general meeting

According to Articles 19.4 and 19.5 of the Articles of Association, general meetings can be convened on the written requisition of any members holding at the date of deposit of the requisition in aggregate not less than one-tenth of the aggregate number of votes attaching to all issued and outstanding shares of the Company, on a one vote per share basis, that carries the right of voting at general meetings of the Company. The requisition must state the objects and the resolutions to be added to the agenda of the meeting and must be signed by the requisitionists and deposited at the Company's principal place of business (with a copy sent to the registered office), and may consist of several documents in like form each signed by one or more requisitionists. If within 21 days of such deposit the Directors fail to proceed to convene such meeting the requisitionist(s) himself (themselves) may themselves convene a general meeting, but any meeting so convened shall be held no later than the day which falls three months after the expiration of the said 21 day period.

Procedures and contact details for putting forward proposals at Shareholders' meeting

The annual general meeting and other general meetings provide an important opportunity for Shareholders to express their views and the Company encourages and promotes shareholder attendance and participation at general meetings.

The Board members, in particular, the chairman or his delegates, appropriate members of management team and external auditors of the Company will attend annual general meetings to answer Shareholders' questions.

Shareholders attending the annual general meeting and other general meetings are allowed to have a reasonable opportunity to ask questions regarding the items on the meeting agenda, including but not limiting to questions to the external auditor regarding the conduct of the audit and the preparation and content of the auditor's report.

The procedures by which enquiries may be put to the Board and sufficient contact details to enable these enquiries to be properly directed

If you have any query in connection with your shareholdings, please write to or contact the Company's Hong Kong share registrar, Computershare Hong Kong Investor Services Limited, at:

Address: 17M Floor, Hopewell Centre, 183 Queen's Road East, Wan Chai, Hong Kong
Tel: (852) 2862 8555
Fax: (852) 2865 0990/(852) 2529 6087
Website: https://www.computershare.com

To contact the Company in relation to your query about the Company, the contact details are as follows:

Address: 5/F, Manulife Place, 348 Kwun Tong Road, Kowloon, Hong Kong
Fax: (852) 3585 2500
Email: ir@baozun.com
(For the attention of the Board of Directors, Baozun Inc.)

Note: The Company will not normally deal with verbal or anonymous queries.

INVESTOR RELATIONS AND COMMUNICATIONS

The Company has set up a company website at www.baozun.com and investor relations website at ir.baozun.com as channels to promote communication, publishing announcements, financial information and other relevant information of the Company. Shareholders are welcome to make enquiries directly to the Company at its principal place of business in Hong Kong. The Company will deal with all enquiries in a timely and appropriate manner. The Company is of the view that the communication between the Company and the Shareholders remained effective during the Year.

CONSTITUTIONAL DOCUMENTS

During the Year, there was no change in the Company's constitutional documents. The Company's Memorandum and Articles of Association are available on the website of the Company (www.baozun.com) and that of the Stock Exchange.

The Board is pleased to present the annual report together with the audited consolidated financial statements of the Group for the year ended December 31, 2023.

PRINCIPAL ACTIVITIES

The Group is principally engaged to provide its customers with end-to-end e-commerce solutions including the sales of apparel, home and electronic products, online store design and setup, visual merchandising and marketing, online store operations, customer services, warehousing and order fulfillment.

The activities and particulars of the Group are shown under note 1 to the consolidated financial statements in this annual report. An analysis of the Group's revenue for the year by principal activities is set out in the section headed "Management Discussion and Analysis" in this annual report and note 3 to the consolidated financial statements.

RESULTS

The consolidated results of the Group for the year ended December 31, 2023 are set out on pages 89 to 98 of this annual report.

FINAL DIVIDEND

The Board did not recommend the payment of any final dividend for the year ended December 31, 2023. There is no arrangement under which a Shareholder has waived or agreed to waive any dividend.

BUSINESS REVIEW

A review of the Group's business during the year ended December 31, 2023, which includes a discussion of the principal risks and uncertainties facing by the Group, an analysis of the Group's performance using financial key performance indicators, particulars of important events affecting the Group during the year, and an indication of likely future developments in the Group's business, could be found in the sections headed "Chairman's Statement", "Management Discussion and Analysis" and "Corporate Governance Report" in this annual report. The review and discussion form part of this directors' report.

PRINCIPAL RISKS AND UNCERTAINTY

The Group's financial condition, results of operations, businesses and prospects may be affected by a number of risks and uncertainties. The followings are the key risks and uncertainties identified by the Group. A full profile of the risks and uncertainties faced and identified by the Group will be published in the overseas regulatory announcement in April 2024. There may be other risks and uncertainties which are not currently known to the Group or which may not be material now but could turn out to be material in the future.

If the e-commerce market in China does not grow, or grows more slowly than we expect, demand for our services and solutions could be adversely affected.

Continued demand from our existing and potential future brand partners to use our services and solutions depends on whether e-commerce will continue to be widely accepted. Our future results of operations will depend on numerous factors affecting the development of the e-commerce industry in China, which may be beyond our control. These factors include:

• the growth of internet, broadband, personal computer and mobile penetration and usage in China, and the rate of any such growth;

• the trust and confidence level of online retail consumers in China, as well as changes in consumers' demographics, tastes and preferences;

• whether alternative retail channels or business models that better address the needs of consumers emerge in China; and

• the development of fulfillment, payment and other ancillary services associated with online purchases.

If consumer utilization of e-commerce channels in China does not grow or grows more slowly than we expect, demand for our services and solutions would be adversely affected, our revenues would be negatively impacted and our ability to pursue our growth strategy would be compromised.

If the complexities and challenges faced by brand partners seeking to sell online diminish, or if our brand partners increase their in-house e-commerce capabilities as an alternative to our solutions and services, demand for our solutions and services could be adversely affected.

One of the key attractions of our solutions and services to brand partners is our ability to help address the complexities and difficulties they face in the e-commerce market in China. If the level of such complexities and difficulties declines as a result of changes in the e-commerce landscape or otherwise, or if our brand partners choose to increase their in-house support capabilities as an alternative to our e-commerce solutions and services, our solutions and services may become less important or attractive to our brand partners, and demand for our solutions and services may decline.

Our success is tied to the success of our existing and future brand partners for which we operate their brand e-commerce business.

Our success is substantially dependent upon the success of our brand partners. As we continue to expand and optimize our brand partner base, our future success will also be tied to the success of our future brand partners. We cannot assure you that our efforts to attract new brand partners and other customers and optimize our brand partner base will be successful. If such efforts fail, it may have a material adverse impact on our business performance or results of operation. The retail business in China is intensely competitive. If our brand partners were to experience any significant decline in their online sales due to any reason, such as newly identified quality or safety issues or decreased popularity of their products, or if they were to have any financial difficulties, suffer impairment of their brands or if the profitability of, or demand for, their products decrease for any other reason, it could adversely affect our results of operations and our ability to maintain and grow our business. Our business could also be adversely affected if our brand partners' product sales, marketing, brands or retail stores are not successful or if our brand partners reduce their marketing efforts.

If we are unable to retain our existing brand partners, our results of operations could be materially and adversely affected.

We provide brand e-commerce service to brand partners primarily pursuant to contractual arrangements with a term typically ranging from 12 to 36 months. These contracts may not be renewed or, if renewed, may not be renewed on the same or more favorable terms for us. We may not be able to accurately predict future trends in brand partners renewals, and our brand partners' renewal rates may decline or fluctuate due to factors such as level of satisfaction with our services and solutions and our fees and charges, as well as factors beyond our control, such as level of competition faced by our brand partners, their level of success in e-commerce and their spending levels.

In particular, some of our existing brand partners have had years of cooperation with us and we generated a significant portion of our net revenue through (i) the sale of products in the stores of these brands operated by us and (ii) provision of our services to these brand partners, which we collectively refer to as net revenues "related to" these brand partners in order to assess our overall business relationship with them. In 2023, net revenues related to our top 10 brand partners as ranked by net revenues in the aggregate comprised approximately 55.3% of our total net revenues. Net revenues related to our top two brand partners as ranked by net revenues comprised approximately 14.4% and 14.0% of our total net revenues, respectively, in 2023. Total GMV related to our top 10 brand partners as ranked by GMV in the aggregate comprised approximately 76.8% of our total GMV in 2023. Some of our other brand partners also contributed significantly to our total GMV while our net revenues related to them were less significant (each less than 10% of our total net revenues in 2023) as they mainly utilized our capabilities under the service fee model or consignment model and therefore we did not generate any product sales revenue related to them. However, if any brand partner terminates or does not renew its business relationship with us, our GMV may be materially and adversely affected. In the past, some brand partners did not renew their business relationships with us, and we cannot assure you that our existing brand partners will renew their business relationships with us in the future. If some of our existing brand partners, in particular brand partners with years of cooperation with us, terminate or do not renew their business relationships with us, renew on less favorable terms or for fewer services and solutions, and we do not acquire replacement brand partners or otherwise grow our brand partner base, our results of operations may be materially and adversely affected.

Some of our contracts with existing brand partners were based on standard forms proposed by such brand partners that contain non-compete provisions prohibiting us from selling products of, or providing similar services to, competitors of such brand partners. Such provision has restricted and may continue to restrict the development and expansion of our business with some of our brand partners. As our business further expands, we may engage in business with multiple brand partners that may be in competition with each other and may be subject to similar non-compete restrictions requested from other existing brand partners or future brand partners. We cannot assure you that we will not be found to be in breach of such non-compete provisions with our existing or future brand partners if any of our brand partners brings claims against us for breach of such provisions. If any such claim is brought against us and we are found to be in breach of any non-compete provision, we may be subject to potential liabilities and penalties for breach of contracts, including liquidated damages and forfeiture of sales bonuses, and our brand partners may decide to terminate their contracts with us, which may cause us to lose revenue. As a result of such potential breach, our reputation, financial condition and results of operations may be materially and adversely affected.

If we fail to maintain our relationships with e-commerce channels or adapt ourselves to emerging e-commerce channels, or if e-commerce channels otherwise curtail or inhibit our ability to integrate our solutions with their channels, our solutions would be less appealing to existing and potential brand partners.

We generate a substantial majority of our revenues from the solutions we provide on e-commerce channels, including marketplaces, social media and other emerging e-commerce channels. These e-commerce channels have no obligation to do business with us or to allow us to have access to their channels in the long term. If we fail to maintain our relationships with these channels, they may decide at any time and for any reason to significantly curtail or inhibit our ability to integrate our solutions with their channels. We have annual platform service agreements with major online marketplaces, which may not be renewed in the future.

Additionally, these channels may decide to make significant changes to their respective business models, policies, systems or plans, and those changes could impair or inhibit our ability or our partners' ability to use our solutions to sell their products on those channels, or may adversely affect the amount of GMV that our partners can sell on those channels, or otherwise reduce the desirability of selling on those channels. Further, any of these channels could decide to acquire capabilities that would allow them to compete with us. If we are unable to adapt to new e-commerce channels as they emerge, our solutions may be less attractive to our partners. Any of these developments could have a material adverse effect on our results of operations.

Risks in Relation to Financial Statements

The Group's activities expose it to a variety of risks in relation to the financial statements. For details, please refer to notes 2(b) and 2(e) to the consolidated financial statements.

KEY RELATIONSHIPS WITH EMPLOYEES, CUSTOMERS, SUPPLIERS AND OTHER STAKEHOLDERS

The Group recognizes the importance of talents for sustainable business growth and competitive advantages. We believe that our success depends on our ability to attract, retain and motivate qualified personnel, particularly technical, fulfillment, marketing and other operational personnel with experience in the e-commerce industry. We strive to provide our employees with comprehensive social benefits, a diverse work environment and a wide range of career and leadership development and training opportunities. More details of our relationship with employees are set out in the section headed "Human Resources" in this annual report.

Our brand partners and/or their authorized distributors are deemed as our suppliers under the distribution model and our customers under the service fee model and consignment model. The Group strives to help address the complexities and difficulties our brand partners face in the e-commerce market in China. More details could be found in the section headed "Major Suppliers and Customers" in this annual report.

The Board believes effective communication and timely information disclosure builds the Shareholders' and investors' confidence, and also facilities the flow of constructive feedback that are beneficial for investor relations and future corporate development. For more details, please refer to the section headed "Corporate Governance Report" in this annual report.

FINANCIAL SUMMARY

A summary of the published results and assets, liabilities and non-controlling interests of the Group for the last five financial years is set out on page 158 of this annual report. This summary does not form part of the audited consolidated financial statements.

MAJOR SUPPLIERS AND CUSTOMERS

During the Year, the Group's largest customer accounted for 14.0% of the Group's total revenue while the Group's five largest customers accounted for 22.3% of the Group's total revenue.

During the Year, the Group's largest supplier accounted for 33.2% of the Group's total purchase while the Group's five largest suppliers accounted for 59.8% of the Group's total purchase.

At no time during the year ended December 31, 2023 have the Directors, their associates or any Shareholder (which to the knowledge of the Directors owns more than 5% of the Company's share capital) had any interest in the top five customers and suppliers.

PROPERTY, PLANT AND EQUIPMENT

Details of the movements in property and equipment of the Group during the year ended December 31, 2023 are set out in note 7 to the consolidated financial statements.

SHARE CAPITAL

Details of the movements in share capital of the Company during the year ended December 31, 2023 are set out in the consolidated statements of changes in shareholders' equity and note 20 to the consolidated financial statements. For the year ended December 31, 2023, save for the Awards granted by the Company pursuant to the Share Incentive Plans, the Company and its subsidiaries have not issued or granted any convertible securities, options, awards, warrants or other similar rights. The Company did not issue equity securities in consideration of cash.

RESERVES

Details of the movement in the reserves of the Group and of the Company during the year ended December 31, 2023 are set out in the consolidated statements of changes in shareholders' equity and note 26 to the consolidated financial statements, respectively.

DISTRIBUTABLE RESERVES

As of December 31, 2023, the Company's distributable reserves were RMB4,110 million.

BORROWINGS

As of December 31, 2023, the Company had short-term loans of approximately RMB1,115.7 million (US$157.1 million) (December 31, 2022: RMB1,016.1 million), all of which was short-term bank borrowings (December 31, 2022: RMB1,016.1 million).

DIRECTORS

The Directors during the year ended December 31, 2023 and up to the date of this annual report were as follow:

Executive Directors

Mr. Vincent Wenbin Qiu (Founder, Chairman and Chief Executive Officer)
Mr. Junhua Wu
Mr. Satoshi Okada
Ms. Yang Liu

Independent Directors

Mr. Yiu Pong Chan
Mr. Steve Hsien-Chieng Hsia
Mr. Benjamin Changqing Ye
Ms. Bin Yu *(resigned on May 11, 2023)*

Details of the Directors to be re-elected at the AGM are set out in the circular to be sent to Shareholders.

BIOGRAPHICAL DETAILS OF THE DIRECTORS AND THE SENIOR MANAGEMENT

Biographical details of the Directors and the senior management of the Group are set out on pages 25 to 29 in the section headed "Profile of Directors and Senior Management" to this annual report.

Saved as disclosed in this annual report, as of the date of this annual report, the Directors confirmed that no information is required to be disclosed pursuant to Rule 13.51B(1) of the Listing Rules and none of the Directors or senior management had any relationship with any other Directors or senior management.

CONFIRMATION OF INDEPENDENCE OF INDEPENDENT DIRECTORS

The Company has received an annual confirmation of independence pursuant to Rule 3.13 of the Listing Rules from each of the independent Directors and the Company considers such Directors to be independent during the year ended December 31, 2023 and remain so as of the date of this annual report.

DIRECTORS' RE-ELECTION AND RELEVANT DIRECTORS' SERVICE CONTRACTS

Vincent Wenbin Qiu and Junhua Wu will retire at the AGM and being eligible, will offer themselves for re-election.

Each of the independent Directors has entered into a director agreement with the Company for a term of three years, which may be terminated by prior notice in writing served by either party on the other. Such appointments of the independent Directors are subject to the provisions of retirement and rotation of Directors under the Articles of Association, the Listing Rules and the CG Code.

None of the Directors, being proposed for re-election at the AGM, has entered into any unexpired service contract with the Company or any of its subsidiaries which is not determinable by the Company or any of its subsidiaries within one year without payment of compensation, other than statutory compensation.

MANAGEMENT CONTRACTS

No contract concerning the management and administration of the whole or any substantial part of the business of the Group was entered into or in existence as of the end of the year or at any time during the Year.

PERMITTED INDEMNITY PROVISION

Pursuant to the Articles of Association, a permitted indemnity provision for the benefit of the Directors is currently in force and was in force throughout the Year. The Company has purchased the Directors' and Officers' Liability Insurance to provide protection against claims arising from the lawful discharge of duties by the Directors.

CHARITABLE DONATIONS

During the year ended December 31, 2023, the Group made charitable donations amounting to approximately RMB2.1 million.

COMPENSATION OF DIRECTORS AND SENIOR MANAGEMENT

The Company has put in place remuneration policy to determine the remuneration packages of Directors and senior management. The objective of remunerating the Directors and senior management is to ensure that there is an appropriate level of remuneration to attract and retain experienced people of high calibre to oversee the Group's business and development.

The remuneration of Directors and senior management is determined with reference to the skills and knowledge of the Directors and senior management, their job responsibilities and level of involvement in the Group's affairs, the performance and profitability as well as remuneration benchmark in the industry and the prevailing market conditions. Remuneration typically comprises cash compensation and benefits, and equity-based grants.

Details of the emoluments of the Directors and chief executive and the respective remuneration of the five highest paid individuals for the year ended December 31, 2023 are set out in notes 15 and 16 to the consolidated financial statements.

The remuneration payable to members of senior management by band for the year ended December 31, 2023 is set out below:

Remuneration level (RMB)	Number of persons
0 – 5,500,000	1
5,500,001 – 6,500,000	1
Above 6,500,001	1

For the year ended December 31, 2023, no emoluments were paid by the Group to any Director or any of the five highest paid individuals as an inducement to join or upon joining the Group or as compensation for loss of office. None of the Directors has waived or agreed to waive any emoluments for the year ended December 31, 2023.

HUMAN RESOURCES

The Group had 7,827 full-time employees as of December 31, 2023, as compared to 7,588 full-time employees as of December 31, 2022. As part of our human resources strategy, we typically remunerate our employees with cash compensation and benefits, we may also grant our employees with share options and restricted share units according to our share incentive plans, all of which are determined with reference to their experience, qualifications and general market conditions. The emolument policy for the employees of the Group is set up by the Board on the basis of their merit, qualification and competence.

We have established comprehensive training programs, including orientation programs and on-the-job training, to enhance performance and service quality. Our orientation programs cover such topics as our corporate culture, business ethics, e-commerce workflows and services. Our on-the-job training includes training of business English and business presentation, management training camp for junior managers and customer service agent career development programs. In 2014, we set up a special dedicated training facility, Baozun College, to further strengthen our internal training programs. In 2023, we further upgraded Baozun College by incorporating comprehensive practical training programs, each meticulously tailored to suit the varying skill levels of our employees. Furthermore, we launched the Baozun Young Talent Program, an initiative aimed at nurturing emerging talent.

EMPLOYEE INCENTIVE PLANS

1. 2014 Plan

The Company adopted the 2014 Plan on May 30, 2014 and subsequently terminated on November 1, 2022.

a. Purpose

The purpose of the 2014 Plan is to promote the success and enhance the value of the Company by linking the personal interests of the members of the Board, Employees, and Consultants to those of the Shareholders and by providing such individuals with an incentive for outstanding performance to generate superior returns to the Shareholders. The 2014 Plan is further intended to provide flexibility to the Company and other Service Recipients in their ability to motivate, attract, and retain the services of members of the Board, Employees, and Consultants upon whose judgment, interest, and special effort the successful conduct of the Company's operation is largely dependent.

b. Participants

Eligible individuals shall include Employee, a Consultant or a Non-Employee Director, as determined by the Board; provided, however, that Awards shall not be granted to Consultants or Non-Employee Directors who are resident of any country in the European Union, and any other country which pursuant to applicable laws does not allow grants to non-employees.

c. Type of Awards

The type of Awards consists of, among others, options (the "**Option(s)**"), restricted share awards, restricted share units, dividend equivalents awards, deferred share awards, share payment awards and share appreciation rights (the "**Share Appreciation Right(s)**").

d. *Maximum number of Shares available for issue*

As of January 1, 2023, the number of Class A ordinary shares that may be issued pursuant to all outstanding options under the 2014 Plan was 1,887,470. The 2014 Plan was terminated with effect from November 1, 2022 and no new Awards (including Options) shall be granted, however, the 2014 Plan continues to govern all Awards (including Options) granted prior to November 1, 2022. As of December 31, 2023, a maximum of 1,876,826 Shares were available for issue pursuant to Awards (including Options) granted under the 2014 Plan, representing 1.12% of the issued and outstanding Class A ordinary shares.

e. *Maximum entitlement of each participant*

There was no maximum entitlement for each participant under the 2014 Plan prior to its termination. However, none of the grantee was granted with Awards which would result in the Shares issued or to be issued in respect of all Awards granted to such individual under the 2014 Plan (excluding any Awards that have been forfeited or lapsed in accordance with the terms of the 2014 Plan) in the 12-month period up to and including the date of such grant representing in the aggregate more than 1% of the Shares of the Company issued as of the date of grant.

f. *Term*

The term of any Option and Share Appreciation Right granted under the 2014 Plan must not exceed ten (10) years.

g. *Vesting*

The administrator of the 2014 Plan determines the vesting schedules.

h. *Exercise price and basis of determining the exercise price*

The exercise price per Share or ADS subject to an Option and a Share Appreciation Right shall be determined by the administrator of the 2014 Plan and set forth in the award agreement which may be a fixed or variable price related to the fair market value (the "**Fair Market Value**") of the Shares or ADS, as applicable, and shall in any event be not less than the par value of the Share.

Details of the grantees and movements of the Options under the 2014 Plan during the year ended December 31, 2023 are as follows:

Categories of Grantee	Balance as of January 1, 2023	Exercise price (US$/Share)	Date of grant	Exercised during the Year	Weighted average closing price of the ADSs (each ADS is equivalent to 3 Class A ordinary shares) immediately before the dates on which the options have been exercised (US$)	Lapsed during the Year	Balance as of December 31, 2023
Employee participants							
1. Directors							
Mr. Junhua Wu[(3)]	1,632,995	0.0136	August 29, 2014	–	–	–	1,632,995
	99,679	0.0001	February 6, 2015	–	–	–	99,679
Sub-total	**1,732,674**			**–**		**–**	**1,732,674**
Ms. Bin Yu[(4)]	35,000	0.0001	May 21, 2015	–	–	–	35,000
2. Other Employees							
Employees other than the Directors	984	0.0136	January 30, 2010	–	–	–	984
	2,124	0.0136	May 17, 2010	–	–	–	2,124
	2,017	0.0136	February 1, 2012	–	–	–	2,017
	2,375	0.0136	February 1, 2012	–	–	–	2,375
	23,034	0.0136	June 28, 2013	10,644	3.22	–	12,390
	17,462	0.0136	August 29, 2014	–	–	–	17,462
	71,800	1.5000	February 6, 2015	–	–	–	71,800
Sub-total	**119,796**			**10,644**		**–**	**109,152**
Total	**1,887,470**			**10,644**		**–**	**1,876,826**

Notes:

(1)   All the options granted under the 2014 Plan have been vested prior to January 1, 2023 and have an exercise period of ten years from the respective date of grant.

(2)   No option was granted or cancelled under the 2014 Plan during the Year.

(3)   The options were granted to Casvendino Holdings Limited, a company wholly owned by Mr. Junhua Wu.

(4)   Ms. Bin Yu resigned as an independent Director with effect from May 11, 2023 and joined the Company as a consultant.

For further details of the 2014 Plan, please refer to "Directors, senior management and employees – Compensation – 2014 Share Incentive Plan and 2015 Share Incentive Plan" of the Prospectus.

2.   2015 Plan

The Company adopted the 2015 Plan on May 5, 2015 and subsequently terminated on November 1, 2022.

a.   *Purpose*

The purpose of the 2015 Plan was to promote the success and enhance the value of the Company by linking the personal interests of the members of the Board, Employees, and Consultants to those of the Company's shareholders and by providing such individuals with an incentive for outstanding performance to generate superior returns to the Company's shareholders. The 2015 Plan is further intended to provide flexibility to the Company and other Service Recipients in their ability to motivate, attract, and retain the services of members of the Board, Employees, and Consultants upon whose judgment, interest, and special effort the successful conduct of the Company's operation is largely dependent.

b.   *Participants*

Eligible individuals shall include Employees, Consultants or a Non-Employee Directors, as determined by the administrator of the 2015 Plan; provided, however, that Awards shall not be granted to Consultants or Non-Employee Directors who are resident of any country in the European Union, and any other country which pursuant to applicable laws does not allow grants to non-employees.

c.   *Type of Awards*

The type of Awards consists of, among others, Options, restricted share awards, restricted share units, dividend equivalents awards, deferred share awards, share payment awards and Share Appreciation Rights.

d.   *Maximum number of Shares available for issue*

As of January 1, 2023, the number of Class A ordinary shares that may be issued pursuant to all outstanding Options and restricted share units under the 2015 Plan was 2,687,777. The 2015 Plan was terminated with effect from November 1, 2022 and no new Awards (including Options) shall be granted, however, the 2015 Plan continues to govern all Awards (including Options) granted prior to November 1, 2022. As of December 31, 2023, a maximum of 911,844 Shares were available for issue pursuant to Awards (including Options) granted under the 2015 Plan, representing 0.54% of the issued and outstanding Class A ordinary shares.

e.   *Maximum entitlement of each participant*

There was no maximum entitlement for each participant under the 2015 Plan prior to its termination. However, none of the grantee was granted with Awards which would result in the Shares issued or to be issued in respect of all Awards granted to such individual under the 2015 Plan (excluding any Awards that have been forfeited or lapsed in accordance with the terms of the 2015 Plan) in the 12-month period up to and including the date of such grant representing in the aggregate more than 1% of the Shares of the Company issued as of the date of grant.

f.   Term

The term of any Option and Share Appreciation Right granted under the 2015 Plan must not exceed ten (10) years.

g.   Vesting

The administrator of the 2015 Plan determines the vesting schedules.

h.   Exercise price and basis of determining the exercise price

The exercise price per Share or ADS subject to an Option and a Share Appreciation Right shall be determined by the administrator of the 2015 Plan and set forth in the award agreement which may be a fixed or variable price related to the Fair Market Value, as applicable, and shall in any event be not less than the par value of the Share.

Details of the grantees and movements of the restricted share units (the "**RSUs**") under the 2015 Plan during the year ended December 31, 2023 are as follows:

Categories of Grantee	Balance as of January 1, 2023 (Class A ordinary shares)	Date of grant	Granted during the Year[3] (Class A ordinary shares)	Vested during the Year (Class A ordinary shares)	Weighted average closing price of the ADSs (each ADS is equivalent to 3 Class A ordinary shares) immediately before the dates on which the RSUs have been vested (US$)	Lapsed during the Year (Class A ordinary shares)	Balance as of December 31, 2023
1. Directors							
Mr. Vincent Wenbin Qiu	37,500	August 25, 2019	–	37,500	5.30	–	–
	144,000	March 13, 2020	–	144,000	5.40	–	–
	844,050	August 20, 2021	–	844,050	3.79	–	–
Sub-total	1,025,550			1,025,550		–	–
Mr. Junhua Wu[5]	18,750	August 25, 2019	–	18,750	5.30	–	–
	72,000	March 13, 2020	–	36,000	5.40	–	36,000
	369,750	August 20, 2021	–	108,750	3.79	–	261,000
Sub-total	460,500			163,500			297,000

Categories of Grantee	Balance as of January 1, 2023 (Class A ordinary shares)	Date of grant	Granted during the Year[3] (Class A ordinary shares)	Vested during the Year (Class A ordinary shares)	Weighted average closing price of the ADSs (each ADS is equivalent to 3 Class A ordinary shares) immediately before the dates on which the RSUs have been vested (US$)	Lapsed during the Year (Class A ordinary shares)	Balance as of December 31, 2023
Ms. Bin Yu[6]	14,288	August 20, 2021	–	4,202	3.79	–	10,086
Mr. Steve Hsien-Chieng Hsia	14,288	August 20, 2021	–	4,202	3.79	–	10,086
Mr. Yiu Pong Chan	14,288	August 20, 2021	–	4,202	3.79	–	10,086
Mr. Benjamin Changqing Ye	14,288	August 20, 2021	–	4,202	3.79	–	10,086
2. Other Employees							
	103,500	February 17, 2020	–	51,750	6.96	–	51,750
	305,100	March 13, 2020	–	133,650	5.40	48,600	122,850
	10,800	April 13, 2020	–	5,400	5.02	–	5,400
	163,800	September 23, 2020	–	81,900	3.27	–	81,900
	34,200	December 4, 2020	–	34,200	2.81	–	–
	51,000	March 26, 2021	–	15,000	5.22	25,200	10,800
	249,900	March 20, 2021	–	69,000	5.66	20,700	160,200
	82,875	September 15, 2021	–	19,875	3.52	15,300	47,700
	45,900	November 1, 2021	–	9,375	3.02	14,025	22,500
	97,500	April 1, 2022	–	14,625	6.02	11,475	71,400
Sub-total	1,144,575		–	434,775		135,300	574,500
Total	2,687,777		–	1,640,633		135,300	911,844

Notes:

(1) The RSUs were vested as ADSs, thus the weighted average closing prices were calculated with closing prices of the ADSs as of the respective dates.

(2) Subject to the satisfaction of the individual performance review and satisfaction of certain milestones or performance targets relating to the Group including but not limited to the growth of revenue and profit of the Group for the relevant period as set out in the award agreements applicable to the respective grantees being met, as of December 31, 2023, out of the balance of 911,844 unvested RSUs, (i) for 51,750 RSUs shall vest on February 17, 2024; (ii) for 158,850 RSUs shall vest on March 13, 2024; (iii) for 160,200 RSUs, 50% each of the RSUs shall vest on March 20, 2024 and 2025, respectively; (iv) for 10,800 RSUs, 50% each of the RSUs shall vest on March 26, 2024 and 2025, respectively; (v) for 71,400 RSUs, approximately 30%, 35% and 35% of the RSUs shall vest on April 1, 2024, 2025 and 2026, respectively; (vi) for 5,400 RSUs shall vest on April 13, 2024; (vii) for 301,344 RSUs, 50% each of the RSUs shall vest on August 20, 2024 and 2025, respectively; (viii) for 47,700 RSUs, 50% each of the RSUs shall vest on September 15, 2024 and 2025, respectively; (ix) for 81,900 RSUs shall vest on September 23, 2024; and (x) for 22,500 RSUs, 50% each of the RSUs shall vest on November 1, 2024 and 2025, respectively. All of the RSUs granted have an exercise period of ten years from the respective date of grant. The grantees are not required to pay any purchase price for the Class A ordinary shares issuable under the RSUs.

(3) No RSU was granted or cancelled under the 2015 Plan during the Year.

(4) Saved as disclosed above, the RSUs are not subject to any other exercising conditions, purchase price or performance targets.

(5) The awards were granted to Casvendino Holdings Limited, a company wholly owned by Mr. Junhua Wu.

(6) Ms. Bin Yu resigned as an independent Director with effect from May 11, 2023 and joined the Company as a consultant.

For further details of the 2015 Plan, please refer to "Directors, senior management and employees – Compensation – 2014 Share Incentive Plan and 2015 Share Incentive Plan" of the Prospectus.

3. **2022 Plan**

The Company adopted the 2022 Plan by way of ordinary resolution passed by the Shareholders with effect from November 1, 2022.

a. *Purpose*

The purpose of the 2022 Plan are to (a) promote the success and enhance the value of the Company by linking the personal interests of the members of the Board, Employees and Service Providers to those of the Shareholders and by providing such individuals with an incentive for outstanding performance to generate superior returns to the Shareholders; and (b) provide flexibility to the Company and other Service Recipients in their ability to motivate, attract, and retain the services of members of the Board, Employees, and Service Providers upon whose judgment, interest, and special effort the successful conduct of the Company's operation is largely dependent.

b.   Participants

Eligible individuals shall include (a) any Employees, Directors or other directors of a Service Recipient (excluding Related Entity), and persons who are expected to become Employees, Directors or other directors of a Service Recipient (excluding Related Entity); (b) any Employees or directors of a Related Entity, and persons who are expected to become Employees or directors of a Related Entity (the "**Related Entity Participants**"); (c) any Service Providers of the Company or a subsidiary, and persons who are expected to become Service Providers of the Company or a subsidiary, provided, however, that Awards shall not be granted to any consultant, independent contractor or agent or Non-Employee Director who are resident of any country in the European Union, and any other country which pursuant to applicable laws and rules does not allow grants to non-employees.

c.   Type of Awards

The type of Awards consists of Options, Share Appreciation Rights, restricted share unit awards, restricted share awards, dividend equivalent awards, deferred share awards and share payment awards.

d.   Maximum number of Shares available for issue

(a)   Scheme mandate limit

Subject to any adjustments by the Board, the maximum number of Shares in respect of all Awards which may be granted under the 2022 Plan (the "**Scheme Mandate Limit**") shall not exceed 10% of the total number of Shares outstanding as of the date of approval of the 2022 Plan by the Shareholders, i.e. 17,488,424 Class A ordinary shares (approximately 9.65% and 9.50% of the issued and outstanding Shares as of December 31, 2023 and the date of this annual report, respectively).

(b)   Service provider sublimit

Within the Scheme Mandate Limit, the maximum number of Shares that may be issued in respect of all Awards granted to Service Providers under the 2022 Plan shall not exceed 3% of the Scheme Mandate Limit (the "**Service Provider Sublimit**"), i.e. 524,652 Class A ordinary shares (approximately 0.29% and 0.28% of the issued and outstanding Shares as of December 31, 2023 and the date of this annual report, respectively), and shall be subject to any other requirements imposed under applicable laws and rules.

As of January 1, 2023, awards representing 13,580,624 Class A ordinary shares were available for grant under the 2022 Plan, within which, awards representing 524,652 Class A ordinary shares were available for grant to the Service Providers. As of December 31, 2023, awards representing 5,714,116 Class A ordinary shares were available for grant under the 2022 Plan, within which, awards representing 524,652 Class A ordinary shares were available for grant to the Service Providers.

e.   Maximum entitlement of each participant

To the extent any grant of an Award to an eligible individual would result in the Shares issued or to be issued in respect of all Awards granted to such individual under the 2022 Plan or other share schemes of the Company (excluding any Awards that have been forfeited or lapsed in accordance with the terms of the Plan) in the 12-month period up to and including the date of such grant representing in the aggregate more than the limit set out in the Listing Rules (which is currently 1% of the Shares of the Company issued as of such date), such grant must be separately approved by the shareholders of the Company with such individual and his/her close associates (or associates if such individual is a connected person) abstaining from voting in accordance with the Listing Rules.

f.   Term

The term of any Option and Share Appreciation Right granted under the 2022 Plan must not exceed ten (10) years.

g.   Vesting

The administrator of the 2022 Plan determines the vesting schedules, provided that Awards granted under the 2022 Plan (other than cash-based awards) shall vest no earlier than the first anniversary of the date on which the Award is granted.

h.   Exercise price and basis of determining the exercise price

The exercise price per Share or ADS subject to an Option and a Share Appreciation Right shall be determined by the administrator of the 2022 Plan and set forth in the award agreement which may be a fixed or variable price related to the Fair Market Value, as applicable, and shall in any event be not less than the par value of the Share; provided, however, that the exercise price shall not be less than the higher of (i) the Fair Market Value of a Share or ADS, as applicable, on the date of grant (which must be a Nasdaq trading day) and (ii) the average Fair Market Value of a Share or ADS, as applicable, for the five Nasdaq trading days immediately preceding the date of grant (or, if greater, the par value of a Share on such date(s)).

i. Duration

The 2022 Plan is valid and effective from November 1, 2022 (the "**Effective Date**") and shall expire on the tenth anniversary of the Effective Date (unless terminated earlier by the Board), after which no further Awards shall be granted. Any Awards that are outstanding upon the termination of the 2022 Plan shall remain in force according to the terms of the 2022 Plan and the applicable award agreement. As of the date of this annual report, the remaining life of the 2022 Plan is approximately 8 years and 6 months.

Details of the participants and movements of the RSUs granted under the 2022 Plan during the year ended December 31, 2023 are as follows:

Categories of Grantee	Balance as of January 1, 2023 (Class A ordinary shares)	Date of grant	Granted during the Year[3] (Class A ordinary shares)	Vested during the Year (Class A ordinary shares)	Weighted average closing price of the ADSs (each ADS is equivalent to 3 Class A ordinary shares) immediately before the dates on which the RSUs have been vested (US$)	Lapsed during the Year (Class A ordinary shares)	Balance as of December 31, 2023
Employee participants							
1. Directors							
Mr. Vincent Wenbin Qiu	–	April 1, 2023	402,984	201,492	3.10	–	201,492
	–	April 1, 2023	1,350,000	202,500	2.98	–	1,147,500
Sub-total	–		1,752,984	403,992		–	1,348,992
2. Other Employees							
Employees other than the Directors	3,508,800	December 2, 2022	–	492,570	2.81	263,250	2,752,980
	399,000	December 2, 2022	–	213,900	3.93	42,300	142,800
	–	April 1, 2023	2,618,421	1,261,779	3.10	145,817	1,210,825
	–	April 1, 2023	135,000	67,500	2.98	–	67,500
	–	April 1, 2023	114,000	–	–	–	114,000
	–	April 1, 2023	709,989	709,989	3.99	–	–
	–	November 24, 2023	54,000	–	–	–	54,000
	–	November 24, 2023	23,019	–	–	–	23,019
Sub-total	3,907,800		3,654,429	2,745,738		451,367	4,365,124
Total	3,907,800		5,407,413	3,149,730		451,367	5,714,116

Notes:

(1)   Subject to the satisfaction of the individual performance review and satisfaction of certain milestones or performance targets relating to the Group including but not limited to the growth of revenue and profit of the Group for the relevant period as set out in the award agreements applicable to the respective Grantees being met, out of the 3,966,300 RSUs granted on December 2, 2022, (i) for 3,531,300 RSUs, 15%, 25%, 30% and 30% of the RSUs shall vest on December 2, 2023, 2024, 2025 and 2026, respectively; (ii) for 186,000 RSUs, all RSUs shall vest on February 1, 2023; (iii) for 150,000 RSUs, 15%, 25%, 30% and 30% of the RSUs shall vest on June 1, 2023, 2024, 2025 and 2026, respectively; (iv) for 45,000 RSUs, 15%, 25%, 30% and 30% of the RSUs shall vest on August 1, 2023, 2024, 2025 and 2026, respectively, and; (v) for 54,000 RSUs, 15%, 25%, 30% and 30% of the RSUs shall vest on September 1, 2023, 2024, 2025 and 2026, respectively.

(2)   Subject to the satisfaction of the individual performance review and satisfaction of certain milestones or performance targets relating to the Group including but not limited to the growth of revenue and profit of the Group for the relevant period as set out in the award agreements applicable to the respective Grantees being met, out of the 5,330,463 RSUs granted on April 1, 2023, (i) for 1,350,000 RSUs, 15%, 25%, 30% and 30% of the RSUs shall vest on December 1, 2023, 2024, 2025 and 2026, respectively; (ii) for 402,984 RSUs, 50% each of the RSUs shall vest on October 1, 2023 and April 1, 2024, respectively; (iii) for 114,000 RSUs, 15%, 25%, 30% and 30% of the RSUs shall vest on April 1, 2024, 2025, 2026 and 2027, respectively; (iv) for 2,618,487 RSUs, 50% each of the RSUs shall vest on October 1, 2023 and April 1, 2024, respectively; (v) for 135,000 RSUs, 50% each of the RSUs shall vest on December 1, 2023 and April 1, 2024, respectively, and; (vi) for 709,992 RSUs, 100% of the RSUs shall vest on July 1, 2023.

(3)   Subject to the satisfaction of the individual performance review and satisfaction of certain milestones or performance targets relating to the Group including but not limited to the growth of revenue and profit of the Group for the relevant period as set out in the award agreements applicable to the respective Grantees being met, out of the 77,019 RSUs granted on November 24, 2023, (i) for 54,000 RSUs, 15%, 25%, 30% and 30% of the RSUs shall vest on October 10, 2024, 2025, 2026 and 2027, respectively; (ii) for 23,019 RSUs, 100% of the RSUs shall be vested on October 10, 2024.

(4)   All of the RSUs granted have an exercise period of ten years from the respective date of grant.

(5)   The grantees are not required to pay any purchase price for the Class A ordinary shares issuable under the RSUs.

(6)   The closing price of the Share as of March 31, 2023 and November 23, 2023, being the dates immediately before the date on which the RSUs were granted during the Year, was HK$14.44 and HK$7.71, respectively.

(7)   Saved as disclosed above, the RSUs are not subject to any other exercising conditions or performance targets.

(8)   For further details of the grant of RSUs, please refer to the announcements of the Company dated December 2, 2022, April 3, 2023 and November 24, 2023.

In relation to the accounting standard and policy adopted and the estimated fair value of the RSUs granted under the 2022 Plan during the Year, please refer to note 2 and note 24 to the consolidated financial statements, respectively. For further details of the 2022 Plan, please refer to appendix IV of the circular of the Company dated October 5, 2022.

As of December 31, 2023, an aggregate of 8,502,786 Class A ordinary shares, representing 5.13% of the weighted average number of Class A ordinary shares in issue for the Year, may be issued in respect of Options and Awards granted under all Share Incentive Plans during the Year.

RETIREMENT BENEFITS SCHEME

The Group does not have any employee who is required to participate in the Mandatory Provident Fund in Hong Kong. However, as required by regulations in China, we participate in various government statutory employee benefit plans, including social insurance funds, namely a pension contribution plan, a medical insurance plan, an unemployment insurance plan, a work-related injury insurance plan and a maternity insurance plan, and a housing provident fund. We are required under PRC law to contribute to employee benefit plans at specified percentages of the salaries, bonuses and certain allowances of our employees up to a maximum amount specified by the local government from time to time. As of December 31, 2023, no forfeited contribution under this retirement benefits scheme is available to reduce the contribution payable in future years.

INTERESTS OF DIRECTORS AND CHIEF EXECUTIVE IN SECURITIES

As of December 31, 2023, the interests or short positions of the Directors and chief executive of the Company in the shares, underlying shares and debentures of the Company and its associated corporations (within the meaning of Part XV of the SFO), which (a) were required to be notified to the Company and the Stock Exchange pursuant to Divisions 7 and 8 of Part XV of the SFO (including interests and short positions which he/she was taken or deemed to have under such provisions of the SFO); or (b) were required, pursuant to section 352 of the SFO, to be recorded in the register referred to therein; or (c) were required to be notified to the Company and the Stock Exchange pursuant to the Model Code, were as follows:

Interest in Shares or underlying Shares of the Company

Name of Director	Nature of Interest	Number of Class A ordinary shares held[1]	Number of underlying Class A ordinary shares held[1]	Approximate percentage in the Class A ordinary shares[2]	Number of Class B ordinary shares held[1]	Approximate percentage in the Class B ordinary shares[3]
Mr. Vincent Wenbin Qiu	Beneficial owner	3,080,374 Shares (L)	1,348,992 Shares (L)[4]	2.64%	–	–
	Interest in controlled corporation	10 Shares (L)	–	0.00%	9,410,369 Shares (L)	70.75%
	Total	**3,080,384 Shares (L)**	**1,348,992 Shares (L)**	**2.64%**	**9,410,369 Shares (L)**	**70.75%**
Mr. Junhua Wu	Beneficial owner	46,752 Shares (L)	–	0.03%	–	–
	Interest in controlled corporation	735,033 Shares (L)	2,029,674 Shares (L)[5]	1.65%	3,890,369 Shares (L)	29.25%
	Total	**781,785 Shares (L)**	**2,029,674 Shares (L)**	**1.67%**	**3,890,369 Shares (L)**	**29.25%**
Mr. Satoshi Okada	Beneficial owner	50,001 Shares (L)	–	0.03%	–	–
Mr. Yiu Pong Chan	Beneficial owner	6,723 Shares (L)	10,086 Shares (L)[6]	0.01%	–	–
Mr. Steve Hsien-Chieng Hsia	Beneficial owner	89,670 Shares (L)	10,086 Shares (L)[6]	0.06%	–	–
Mr. Benjamin Changqing Ye	Beneficial owner	41,723 Shares (L)	10,086 Shares (L)[6]	0.03%	–	–

Notes:

(1)   The letter "L" denotes the person's long position in the Shares.

(2)   As of December 31, 2023, there were 167,901,880 Class A ordinary shares in issue.

(3)   As of December 31, 2023, there were 13,300,738 Class B ordinary shares in issue.

(4)   It represented RSUs granted and unvested under the 2022 Plan.

(5)   It included 1,732,674 Class A ordinary shares underlying the options granted but unexercised under the 2014 Plan and 297,000 restricted share units granted and unvested under the 2015 Plan.

(6)   It represented RSUs granted and unvested under the 2015 Plan.

Interest in shares of associated corporation

Name of Director	Name of associated corporation	Nature of Interest	Number of shares held	Approximate percentage of control
Mr. Vincent Wenbin Qiu	Shanghai Zunyi Business Consulting Ltd.	Beneficial owner	—[1]	80.00%[2]
	Shanghai Kewei e-commerce Co., Ltd.	Beneficial owner	—[1]	13.35%[2]
	Jesvinco Holdings Limited	Beneficial owner	50,000	100.00%
Mr. Junhua Wu	Shanghai Huiyang E-Logistics Supply Chain Co., Limited	Beneficial owner	—[1]	80.00%[2]
	Shanghai Kewei e-commerce Co., Ltd.	Beneficial owner	—[1]	6.68%[2]
	Casvendino Holdings Limited	Beneficial owner	50,000	100.00%

Notes:

(1)   As of December 31, 2023, the respective company has not issued any shares.

(2)   It represents interest in registered capital of the respective company.

Save as disclosed above and to the best knowledge of the Directors, as of December 31, 2023, none of the Directors or the chief executive of the Company has any interests and/or short positions in the shares, underlying shares or debentures of the Company or its associated corporations (within the meaning of Part XV of the SFO) which were required to be notified to the Company and the Stock Exchange pursuant to Divisions 7 and 8 of Part XV of the SFO (including interests and short positions which he/she was taken or deemed to have under such provisions of the SFO) or which were required, pursuant to section 352 of the SFO, to be entered in the register referred to therein or which were required, pursuant to the Model Code, to be notified to the Company and the Stock Exchange.

DEBENTURES

The Company did not issue any debentures for the year ended December 31, 2023.

ARRANGEMENTS TO PURCHASE SHARES OR DEBENTURES

Save as the arrangements in relation to our Share Incentive Plans and as disclosed in this annual report, at no time during the year ended December 31, 2023 were there any rights to acquire benefits by means of the purchase of Shares in or debentures of the Company granted to any Director or their respective spouse or children under 18 years of age, nor were there any such rights exercised by them. Also, there was no subsisting arrangement to which the Company, its holding company, or any of its subsidiaries or fellow subsidiaries is a party that would enable the Directors to acquire such rights in any other body corporate.

SUBSTANTIAL SHAREHOLDERS' INTERESTS IN SECURITIES

So far as our Directors are aware, as of December 31, 2023, the following persons (other than the Directors or chief executive) had an interests or short positions in the Shares or underlying Shares of the Company as required in the register required to be kept under section 336 of the SFO:

Long Positions in Shares and Underlying Shares

Name of Shareholder	Nature of Interest	Number of Class A ordinary shares interested	Approximate percentage in the Class A ordinary shares[1]	Number of Class B ordinary shares interested	Approximate percentage in the Class B ordinary shares[2]
Jesvinco Holdings Limited	Beneficial owner	10 Shares (L)	0.00%	9,410,369 Shares (L)	70.75%
Casvendino Holdings Limited	Beneficial owner	2,764,707 Shares (L)[3]	1.65%	3,890,369 Shares (L)	29.25%
Alibaba Group Holding Limited	Interest in controlled corporations	26,469,422 Shares (L)[4]	15.76%	–	–
Alibaba Investment Limited	Beneficial owner	26,469,422 Shares (L)[4]	15.76%	–	–
Schroders PLC	Investment manager	9,800,736 Shares (L)[5]	5.84%	–	–

Notes:

(1)   As of December 31, 2023, there were 167,901,880 Class A ordinary shares in issue.

(2)   As of December 31, 2023, there were 13,300,738 Class B ordinary shares in issue.

(3)   It included 2,029,674 underlying Class A ordinary shares, comprising 1,732,674 options granted but unexercised under the 2014 Plan and 297,000 restricted share units granted and unvested under the 2015 Plan.

(4)   Based on publicly available records, Alibaba Investment Limited is 100% owned by Alibaba Group Holding Limited. Thus, Alibaba Group Holding Limited is deemed interested in the 26,469,422 Class A ordinary shares owned by Alibaba Investment Limited.

(5)   Based on publicly available records, it included an interest in 67,400 underlying Class A ordinary shares through holding of 67,400 cash settled unlisted derivatives.

Save as disclosed herein, as of December 31, 2023, our Directors are not aware of any persons (other than the Directors or chief executive) who had an interests or short positions in the Shares or underlying Shares of the Company as recorded in the register required to be kept under section 336 of the SFO.

MATERIAL INTERESTS OF DIRECTORS IN TRANSACTIONS, ARRANGEMENT OR CONTRACT OF SIGNIFICANCE

For the year ended December 31, 2023, no Director or any entity connected with the Directors was materially interested in, either directly or indirectly, any transactions, arrangements or contracts of significance relating to the business of the Company to which the Company or any of its subsidiaries is a party.

DIRECTORS' INTERESTS IN COMPETING BUSINESS

None of the Directors or their respective close associates (as defined in the Listing Rules) had any interest in a business that competed or was likely to compete, either directly or indirectly, with the business of the Group, other than being a director of the Company and/or its subsidiaries.

LOAN AND GUARANTEE

During the year ended December 31, 2023, the Group had not made any loan or provided any guarantee for loan, directly or indirectly, to the Directors, senior management of the Company, the Controlling Shareholders or their respective connected persons.

CONTINUING DISCLOSURE OBLIGATIONS PURSUANT TO THE LISTING RULES

As of December 31, 2023, the Company does not have any disclosure obligations under Rules 13.20, 13.21 and 13.22 of the Listing Rules.

CONTROLLING SHAREHOLDERS' INTERESTS IN CONTRACT OF SIGNIFICANCE

No contract of significance was entered into between the Company or any of its subsidiaries and the Controlling Shareholders or any of its subsidiaries, and no contract of significance for the provision of services to the Company or any of its subsidiaries by a Controlling Shareholder or any of its subsidiaries was entered into during the year ended December 31, 2023.

CONNECTED TRANSACTIONS

During the Year, the Company had strictly complied with the requirements specified under Chapter 14A of the Listing Rules in respect of its continuing connected transactions. Details of the relevant continuing connected transactions are as follows:

Continuing Connected Transaction Subject to the Reporting and Annual Review

Contractual Arrangement

Background of the Contractual Arrangements

The following diagram illustrates the ownership structure and contractual arrangements for Shanghai Zunyi and Shanghai Huiyang as of the date of this annual report:


Baozun Inc.
(Cayman Islands)
Cainiao Smart Logistics Investment Limited
(British Virgin Islands)
100%
63%
37%
Baozun Hong Kong Holding Limited
(Hong Kong)
Baotong Inc.
(Cayman Islands)
100%
Baotong Hong Kong Holding Limited
(Hong Kong)
Offshore
Onshore
100%
100%
Shanghai Baozun E-Commerce Limited
Canyang E-Logistics Supply Chain (Shanghai) Co., LTD
Shanghai Zunyi
Shanghai Huiyang
Equity interest
Contractual arrangement

Foreign Investment in Value-Added Telecommunications Businesses

Foreign investment in telecommunications businesses is governed by the Regulations for Administration of Foreign-invested Telecommunications Enterprises, issued by the State Council on December 11, 2001 and subsequently amended on September 10, 2008, February 6, 2016 and May 1, 2022 (namely, the **2022 FITE Regulations**). The Ministry of Industry and Information Technology issued the Notice Regarding Strengthening Administration of Foreign Investment in Operating Value-Added Telecommunication Businesses on July 13, 2006, pursuant to which a domestic PRC company that holds an operating license for value-added telecommunications business (namely, the **VAT License**), is prohibited from leasing, transferring or selling the VAT License in any form, or providing any resource, sites or facilities to any foreign investors intending to illegally conduct such businesses in the PRC.

The Group currently provides domestic call center services and internet information services through Shanghai Zunyi, which holds VAT License obtained in 2014. In view of the potential business expansion, the Group established Shanghai Huiyang in the PRC with limited liability in July 2019 for the purpose of setting up an e-commerce platform. The Group's internet information services and e-commerce platform business are subject to foreign ownership restriction under the 2021 Negative List and the 2022 FITE Regulations.

Pursuant to the Special Administrative Measures (Negative List) for Foreign Investment Access (2021 Version) (namely, the **2021 Negative List**), provision of value-added telecommunications services falls within the 'restricted' category. As such, the ultimate shareholding percentage of a foreign investor in companies engaged in value-added telecommunications services (except for e-commerce, domestic multi-party communications, storage-forwarding and call centers) shall not exceed 50%.

Pursuant to the 2022 FITE Regulations which came into effective on May 1, 2022, (i) foreign investors are, in general, not allowed to hold more than 50% of the equity interests of a company engaged in value-added telecommunications services; and (ii) foreign investor who invests in a value-added telecommunications enterprise in the PRC is no longer required to demonstrate a positive track record and operational experience in providing such services.

Given:

(1) the above regulatory development does not invalidate the VAT License or require the Company to modify its Contractual Arrangements according to the PRC laws and regulations. As of the date of this annual report, the Company has not received any inquiry or notice from the competent authorities regarding the validity of the VAT License or the Contractual Arrangements as a whole.

(2) Notwithstanding the above, since the 2022 FITE Regulations only became effective on May 1, 2022 and no detailed guidance or implementation measures have been issued, the application of the 2022 FITE Regulations on the relevant VAT License under a shareholding structure with the ultimate shareholding percentage of a foreign investor exceeding 50% and its future impact on the Group, including any specific requirements that the Group may need to satisfy, remains uncertain in practice.

In light of the above, the Company determined that it was not viable for the Company to hold Shanghai Zunyi directly through equity ownership. On the other hand, as of the date of this annual report, the registered capital of Shanghai Huiyang was held as to 80% by Mr. Wu and 20% by Mr. Liang. Although Shanghai Huiyang has not commenced operations since its establishment, the Company may, subject to its business strategies regarding Shanghai Huiyang, apply for the VAT License in the future, the Contractual Arrangements are therefore being maintained. The Company will closely monitor any future development relating to the 2022 FITE Regulations and will take all necessary actions to comply with applicable laws, regulations and specific requirements or guidance, including reorganizing our corporate structure, if required in the future.

As a result of the foregoing and in line with common practice in the industries in the PRC in relation to foreign investment restrictions, the Group's domestic call center services and internet information services are conducted through Shanghai Zunyi and the Group's e-commerce platform business will be conducted through Shanghai Huiyang, and a series of Contractual Arrangements have been entered into (a) by Shanghai Zunyi, Shanghai Baozun E-Commerce Limited and the shareholders of Shanghai Zunyi, namely Mr. Qiu and Mr. Zhang, and (b) by Shanghai Huiyang, Canyang E-Logistics Supply Chain (Shanghai) Co., LTD and the shareholders of Shanghai Huiyang, namely Mr. Wu and Mr. Liang. Through the Contractual Arrangements with respect to Shanghai Zunyi and Shanghai Huiyang, the Group has obtained control over the operations of, and enjoy substantially all economic benefits of the Shanghai Zunyi since July 2014 and Shanghai Huiyang since December 2019. Accordingly, the Contractual Arrangements have been designed to ensure that there will be no limit on the amount of fees payable to the Group under the Contractual Agreements. Accordingly, there will be no monetary cap on any agreements under the Contractual Arrangements.

For a summary of the Contractual Arrangements with respect to Shanghai Zunyi, please refer to section headed "Our History and Corporate Structure – Contractual Arrangements" in the Prospectus. The Contractual Arrangements with respect to Shanghai Huiyang were first entered into in December 2019 before the Company became secondary listed on the Stock Exchange on the Listing Date and subsequently became primary listed on the Stock Exchange upon Primary Conversion, and the terms of such Contractual Arrangements are substantially the same with Shanghai Zunyi, which have been disclosed in the Prospectus.

The execution of the Contractual Arrangements of Shanghai Zunyi and Shanghai Huiyang does not violate applicable PRC laws and regulations currently in effect. Under the applicable PRC laws and regulations currently in effect, each of the Contractual Arrangements for Shanghai Zunyi and Shanghai Huiyang is valid, binding and enforceable against the relevant parties thereto.

Summary of the Material Terms of the Contractual Arrangements

Exclusive Call Option Agreement.

On April 1, 2014, Shanghai Zunyi, each of its shareholders and Shanghai Baozun entered into an exclusive call option agreement. Each of Shanghai Zunyi's shareholders have granted Shanghai Baozun an exclusive call option to purchase their equity interests in Shanghai Zunyi at an exercise price equal to the higher of (i) the registered capital of Shanghai Zunyi; and (ii) the minimum price as permitted by applicable PRC laws. Shanghai Zunyi has further granted Shanghai Baozun an exclusive call option to purchase its assets at an exercise price equal to the book value of the assets or the minimum price as permitted by applicable PRC law, whichever is higher. Shanghai Baozun may nominate another entity or individual to purchase the equity interests or assets, if applicable, under the call options. Each call option is exercisable subject to the condition that applicable PRC laws, rules and regulations do not prohibit completion of the transfer of the equity interests or assets pursuant to the call option. Shanghai Baozun is entitled to all dividends and other distributions declared by Shanghai Zunyi, and each of the shareholders of Shanghai Zunyi has agreed to give up their rights to receive any distributions or proceeds from the disposal of their equity interests in Shanghai Zunyi and to pay any such distributions or premium to Shanghai Baozun with deduction of applicable taxes. The exclusive call option agreement remains in effect until the equity interest and assets that are the subject of such agreements are transferred to Shanghai Baozun or its designated entities or individuals. To the extent permitted by law, Shanghai Zunyi and its shareholders are not contractually entitled to terminate the exclusive call option agreement with Shanghai Baozun.

Proxy Agreement.

On July 25, 2019, Shanghai Zunyi, each of its shareholders and Shanghai Baozun entered into an amended and restated voting right proxy agreement, or the Proxy Agreement, which supersedes the voting right proxy agreement previously entered into on July 28, 2014. Each shareholder of Shanghai Zunyi granted an irrevocable power of attorney to Shanghai Baozun that authorizes any person designated by Shanghai Baozun to exercise his rights as an equity holder of Shanghai Zunyi, including the right to attend and vote at equity holders' meetings and appoint directors. The proxy agreement has an initial term of 20 years and will be automatically renewed on a yearly basis thereafter unless otherwise notified by Shanghai Baozun. If (i) the operating term of Shanghai Baozun or Shanghai Zunyi expires; or (ii) the parties thereto mutually agree on an early termination, the proxy agreement may be terminated. To the extent permitted by law, Shanghai Zunyi and its shareholders are not contractually entitled to terminate the proxy agreement with Shanghai Baozun.

Equity Interest Pledge Agreement.

On August 27, 2019, Shanghai Zunyi and each of its shareholders entered into an amended and restated equity interest pledge agreement with Shanghai Baozun, which supersedes the equity interest pledge agreements previously entered into on July 28, 2014. The shareholders of Shanghai Zunyi pledged all of their equity interests in Shanghai Zunyi to Shanghai Baozun to secure their and Shanghai Zunyi's obligations under certain of the aforementioned agreements and other agreed obligations and as collateral for all of the amounts payable by Shanghai Zunyi to Shanghai Baozun under those agreements. If any event of default as defined under this agreement occurs, Shanghai Baozun, as the pledgee, will be entitled to dispose of the pledged equity interests. In addition, any increase in the registered capital of Shanghai Zunyi will be further pledged in favor of Shanghai Baozun. The equity interest pledge agreements will remain in full effect until all the secured contractual obligations have been performed or all the secured debts have been discharged. Under PRC laws, the equity pledge is required to be registered with the PRC State Administration for Market Regulation (the "**SAMR**"), or its competent branches for perfection. The equity pledge of Shanghai Zunyi has already been registered with the relevant branch of the SAMR.

Exclusive Technology Service Agreement.

On April 1, 2014, Shanghai Zunyi and Shanghai Baozun entered into an exclusive technology service agreement. Pursuant to the exclusive technology service agreement, Shanghai Baozun has the exclusive right to provide specified technology services to Shanghai Zunyi. Without the prior written consent of Shanghai Baozun, Shanghai Zunyi may not accept the same or similar technology services provided by any third party during the term of the agreement. Shanghai Zunyi agrees to pay to Shanghai Baozun a service fee of 95% of the net revenues of Shanghai Zunyi and extra service fees for additional services provided by Shanghai Baozun as requested by Shanghai Zunyi within three months after each calendar year for the services provided in the preceding year. The agreement has an initial term of 20 years and will be automatically renewed on a yearly basis thereafter unless otherwise notified by Shanghai Baozun, and shall be terminated when the operating term of Shanghai Baozun or Shanghai Zunyi expires. To the extent permitted by law, Shanghai Zunyi is not contractually entitled to terminate the exclusive technology service agreement with Shanghai Baozun.

Continuing connected transaction requirements applicable to the Contractual Arrangements

The Company has in place the Contractual Arrangements with the VIEs. The transactions contemplated under the Contractual Arrangements constitute continuing connected transactions of the Company under the Listing Rules.

The highest applicable percentage ratios (other than the profits ratio) under the Listing Rules in respect of the transactions associated with the Contractual Arrangements are expected to be more than 5%. As such, the transactions will be subject to the reporting, annual review, announcement, circular, independent financial advice and Shareholders' approval requirements under Chapter 14A of the Listing Rules.

Waiver sought

The Company has applied for, and the Stock Exchange has granted, a waiver from strict compliance with the following requirements under Chapter 14A of the Listing Rules in respect of the Contractual Arrangements as the Directors believe that strict compliance would be unduly burdensome and add unnecessary administrative cost:

(a)   the announcement and independent Shareholders' approval requirements of the Listing Rules in respect of the transactions as contemplated under the Contractual Arrangements pursuant to Rules 14A.35 and 14A.36 of the Listing Rules;

(b)   the requirement of setting maximum aggregate annual value (i.e. an annual cap) for the fees payable to the Group under the Contractual Arrangements pursuant to Rule 14A.53 of the Listing Rules; and

(c)   the requirement of limiting the term of the Contractual Arrangements to three years or less pursuant to Rule 14A.52 of the Listing Rules, for so long as our Shares are listed on the Stock Exchange,

subject to the conditions set out below:

(a)   <u>No change without independent Directors' approval:</u> No change to any of the agreements constituting the Contractual Arrangements will be made without the approval of the independent Directors;

(b)   <u>No change without independent Shareholders' approval:</u> Save as described in paragraph (d) below, no changes to the agreements governing the Contractual Arrangements will be made without the approval of the independent Shareholders. Once the independent Shareholders' approval of any change has been obtained, no further announcement or approval of the independent Shareholders will be required under Chapter 14A of the Listing Rules unless and until further changes are proposed. The periodic reporting requirement regarding the Contractual Arrangements in the annual reports of the Company (as set out in paragraph (e) below) will however continue to be applicable;

(c)   <u>Economic benefits flexibility:</u> The Contractual Arrangements shall continue to enable the Group to receive the economic benefits derived by the VIEs through (i) the Group's option (if and when so allowed under the applicable PRC laws) to acquire all or part of the entire equity interests in the VIEs at the consideration equal to the amount of registered capital contributed by Mr. Qiu, Mr. Zhang, Mr. Wu and Mr. Liang in the VIEs, if the minimum amount of consideration permitted under the PRC laws is higher than the aforementioned price, then the price shall be the minimum amount of consideration permitted by applicable PRC laws and regulations; (ii) the business structure under which the consolidated net profits generated by the VIEs is substantially retained by the Group, such that no annual cap shall be set on the amount of service fees payable to Shanghai Baozun E-Commerce Limited and Canyang E-Logistics Supply Chain (Shanghai) Co., LTD by the VIEs under the relevant exclusive technology service agreement or exclusive business cooperation agreement; and (iii) the Group's right to control the management and operation of, as well as, in substance, all of the voting rights of the VIEs;

(d) Renewal and reproduction: On the basis that the Contractual Arrangements provide an acceptable framework for the relationship between the Company and its subsidiaries in which the Company has direct shareholding, on one hand, and the VIEs, on the other hand, that framework may be renewed and/or reproduced upon the expiry of the existing arrangements or in relation to any existing or new wholly foreign-owned enterprise or operating company (including branch company) engaging in the same business as that of the Group which the Group might wish to establish when justified by business expediency, without obtaining the approval of the Shareholders, on substantially the same terms and conditions as the existing Contractual Arrangements. The directors, chief executives or substantial shareholders of any existing or new wholly foreign owned enterprise or operating company (including branch company) engaging in the same business as that of the Group which the Group may establish will, upon renewal and/or reproduction of the Contractual Arrangements, however, be treated as the connected persons of the Company and transactions between these connected persons and the Company other than those under similar contractual arrangements shall comply with Chapter 14A of the Listing Rules. This condition is subject to relevant PRC laws, regulations and approvals; and

(e) Ongoing reporting and approvals: The Company will disclose details relating to the Contractual Arrangements on an ongoing basis as follows:

- The Contractual Arrangements in place during each financial period will be disclosed in the annual reports of the Company in accordance with the relevant provisions of the Listing Rules;

- The independent Directors will review the Contractual Arrangements annually and confirm in the annual reports of the Company for the relevant year that: (i) the transactions carried out during such year have been entered into in accordance with the relevant provisions of the Contractual Arrangements; (ii) no dividends or other distributions have been made by the VIEs to the holders of its equity interests which are not otherwise subsequently assigned or transferred to the Group; and (iii) any new contracts entered into, renewed or reproduced between the Group and the VIEs during the relevant financial period under paragraph (d) above are fair and reasonable, or advantageous, so far as the Group is concerned and in the interests of the Company and the Shareholders as a whole;

- The Company's auditor will carry out review procedures annually on the transactions carried out pursuant to the Contractual Arrangements and will provide a letter to the Directors with a copy to the Stock Exchange confirming that the transactions have received the approval of the Directors and have been entered into in accordance with the relevant Contractual Arrangements and that no dividends or other distributions have been made by the VIEs to the holders of its equity interests which are not otherwise subsequently assigned or transferred to the Group;

- For the purposes of Chapter 14A of the Listing Rules, and in particular the definition of "connected person", the VIEs will be treated as the Company's subsidiaries, and the transactions between the connected persons of such VIEs and the Group, other than those under the Contractual Arrangements, will be subject to requirements under Chapter 14A of the Listing Rules; and

- The VIEs will undertake that, for so long as the Shares are listed on the Stock Exchange, the VIEs will provide the Group's management and the Company's auditor with full access to their relevant records for the purpose of the Company's auditor's review of the connected transactions.

Confirmations

The independent Directors have reviewed the Contractual Arrangement carried out during the year ended December 31, 2023 and confirm that:

(i)   the transactions carried out during such year have been entered into in accordance with the relevant provisions of the Contractual Arrangements;

(ii)   no dividends or other distributions have been made by the VIEs to the holders of its equity interests which are not otherwise subsequently assigned or transferred to the Group; and

(iii)   any new contracts entered into, renewed or reproduced between the Group and the VIEs during the Year are fair and reasonable, or advantageous, so far as the Group is concerned and in the interests of the Company and the Shareholders as a whole.

The auditor of the Company has confirmed in a letter to the Board that, with respect to the Contractual Arrangements for the year ended December 31, 2023:

(i)   nothing has come to their attention that causes the auditor to believe that the Contractual Arrangements have not been approved by the Board;

(ii)   nothing has come to their attention that causes the auditor to believe that the transactions were not entered into, in all material respects, in accordance with the Contractual Arrangements;

(iii)   nothing has come to their attention that causes the auditor to believe that dividends or other distributions have been made by consolidated affiliated entities to the holders of their equity interests which are not otherwise subsequently assigned or transferred to the Group.

Continuing Connected Transactions Subject to the Reporting, Annual Review and Announcement

(1)   Logistics Services Procured from Alibaba Group

The Group from time to time procures logistics services, including, among others, warehouse operation, storage and domestic and international delivery services, from Alibaba Group Holding Limited ("**Alibaba Group**") to enable safe and prompt delivery of products.

The logistics service fees include without limitation the following major components:

(a)   order processing fees, which are calculated with reference to the number of delivery orders made and are currently payable against each delivery order;

(b)   storage fees, which are calculated based on the size of the goods being stored in Alibaba Group's warehouses and are payable monthly;

(c)   domestics and international delivery services fees, which are calculated based on the delivery route, size or weight (whichever results in the higher rate) of the goods being delivered by Alibaba Group, and are payable against each delivery order;

(d)   value-added service fees, depending on the type of value-added services procured, which are calculated based on the quantity of goods requiring the respective value-added services and are currently payable against each delivery order; and

(e)   disbursement and other incidental costs arising from the logistics services, such as tax paid on behalf of the Group by Alibaba Group, which shall be calculated based on the actual amount of disbursement incurred and are currently collected by Alibaba Group against each delivery order.

The service fees (other than the storage fees, which are settled monthly, and the order processing fees, which are settled after each parcel is despatched from the warehouse) are currently settled immediately against the completion of each delivery order.

For the year ended December 31, 2023, the logistic service fees amounted to approximately RMB38.4 million, which is within the annual cap (as revised from time to time) of RMB99,208,000. It is estimated that the maximum annual fees to be charged for the logistic service for the year ending December 31, 2024 will not exceed RMB117,883,000.

(2) *Store Operation Services Provided to Alibaba Group*

The Group from time to time provides store operation services to Alibaba Group in accordance with the underlying agreements as negotiated with Alibaba Group to assist execution of its e-commerce strategies in Asia.

The store operation services fees include without limitation the following major components:

(a)   sale commission fees, which are calculated as a percentage of the gross merchandise volume of all purchases transacted by Alibaba Group of the applicable categories on the stores operated by the Group; and

(b)   monthly service fees, which are charged to Alibaba Group (different amount of monthly fee is applicable to different categories of products), if applicable.

The service fees are settled on a periodic basis such as monthly settlement.

For the year ended December 31, 2023, the store operation service fees amounted to approximately RMB5.7 million, which is within the annual cap (as revised from time to time) of RMB16,859,000. It is estimated that the maximum annual fees to be charged for the store operation service for the year ending December 31, 2024 will not exceed RMB20,032,000.

(3) Warehousing Services Provided to Alibaba Group

The Group has established along the e-commerce value chain a robust logistics network and warehousing capacity. By leveraging the Group's logistics network and warehousing capacity, a proportion of warehousing services, including, among others, packaging, shelving, storage, warehouse operation and delivery services, were procured by Alibaba Group.

The warehousing service fees included without limitation the following major components:

(a) processing fees, which are calculated according to the number of delivery orders made and are currently payable against each delivery order;

(b) storage fees, which are calculated based on the size of the goods being stored in the Group's warehouses and are payable monthly;

(c) packaging fees, which are calculated according to the number of delivery orders made and are currently payable against each delivery order; and

(d) value-added service fees, depending on the type of value-added services provided, which are calculated based on the quantity of goods requiring the respective value-added services and are currently payable against each delivery order.

The service fees are settled on a periodic basis such as monthly settlement.

For the year ended December 31, 2023, the warehousing service fees amounted to approximately RMB70.6 million, which is within the annual cap (as revised from time to time) of RMB81,222,000. It is estimated that the maximum annual fees to be charged for the warehousing service for the year ending December 31, 2024 will not exceed RMB103,769,000.

As of the date of this annual report, Baotong Inc. was owned as to 63.0% by the Company and 37.0% by Cainiao Smart Logistics Investment Limited ("**Cainiao**"). Cainiao is a substantial shareholder of Baotong Inc. and a connected person of the Company. Furthermore, Alibaba Investment Limited ("**Alibaba Investment**") held approximately 14.6% of the total ordinary Shares on an as-converted basis as of December 31, 2023 and was entitled to control the exercise of 8.8% of the voting power at any general meeting of the Company as of December 31, 2023. Both Cainiao and Alibaba Investment are subsidiaries of Alibaba Group (NYSE: BABA and HKEX: 9988). By virtue of Rule 14A.13(1) of the Listing Rules, Alibaba Group is a connected person of the Company. Each of the logistic services, store operation services and warehousing services procured from Alibaba Group shall constitute continuing connected transactions of the Company. As each of the highest applicable percentage ratio of the annual caps in respect of the logistics services, store operation services and warehousing services procured from Alibaba Group exceeds 0.1% but is less than 5% on an annual basis, each of the logistics services, store operation services and warehousing services procured from Alibaba Group shall be subject to the annual review, reporting and announcement requirements but exempt from circular and independent Shareholders' approval under Chapter 14A of the Listing Rules.

(4) *Logistics services provided by the Group on behalf of Creaway Group*

Pursuant to the business subcontracting and cooperation agreement dated October 15, 2021 ("**Business Subcontracting and Cooperation Agreement**"), Jiangsu Creaway Supply Chain Management Co., Ltd. ("**Jiangsu Creaway**") and certain of its subsidiaries ("**Creaway Group**") agreed to transfer and assign all rights and obligations under the retained logistics business to Suzhou Baoleantone International Logistics Co., Ltd. (a non-wholly owned subsidiary of the Company) and its subsidiaries ("**BolTone Group**"). The BolTone Group agreed to provide the logistics services to the customers under the retained logistics business on behalf of Creaway Group, while Creaway Group agreed to collect all profits generated from the retained logistics business on behalf of the BolTone Group. The transactions contemplated under the Business Subcontracting and Cooperation Agreement are purely an administrative arrangement resulted from the acquisition of 51% equity interests in BolTone by the Group. No commission has been paid to and no markup has been charged by Creaway Group.

For the year ended December 31, 2023, the logistics service revenues collected by Creaway Group amounted to approximately RMB12.8 million, which is within the annual cap (as revised from time to time) of RMB22,684,000. It is estimated that the maximum annual caps for logistics service revenues collected by Creaway Group for the year ending December 31, 2024 will not exceed RMB11,267,000.

(5) *Logistics services procured by the Group through Creaway Group*

Pursuant to the Business Subcontracting and Cooperation Agreement, Creaway Group and the BolTone Group acknowledged that the BolTone Group is the de facto vendor under the retained logistics procurement and Creaway Group agreed to take all necessary actions to ensure BolTone Group obtains the services under the retained logistics procurement. The BolTone Group shall pay the logistics service suppliers directly or Creaway Group in case the logistics service expenses were advanced by Creaway Group on behalf of the BolTone Group. The transactions contemplated under the Business Subcontracting and Cooperation Agreement are purely an administrative arrangement resulted from the acquisition of 51% equity interests in BolTone by the Group. No commission has been paid to and no markup has been charged by Creaway Group.

For the year ended December 31, 2023, the logistics service expenses advanced by Creaway Group amounted to approximately RMB1.4 million, which is within the annual cap (as revised from time to time) of RMB3,600,000. It is estimated that the maximum annual caps for logistics service expenses advanced by Creaway Group for the year ending December 31, 2024 will not exceed RMB3,600,000.

As of the date of this annual report, BolTone was owned as to 51% by Baotong E-Logistics Technology (Suzhou) Limited, a wholly-owned subsidiary of the Company, and 49% by Jiangsu Creaway. Jiangsu Creaway is a substantial shareholder of BolTone and a connected person of the Company. By virtue of Rule 14A.18(2)(b) of the Listing Rules, Jiangsu Creaway is a connected person of the Company. Each of the logistics services provided by the Group on behalf of Creaway Group and the logistics services procured by the Group through Creaway Group shall constitute continuing connected transactions of the Company. As each of the highest applicable percentage ratio of the annual caps in respect of the logistics services provided by the Group on behalf of Creaway Group and the logistics services procured by the Group through Creaway Group exceeds 0.1% but is less than 5% on an annual basis, each of the logistics services provided by the Group on behalf of Creaway Group and the logistics services procured by the Group through Creaway Group shall be subject to the annual review, reporting and announcement requirements but exempt from circular and independent Shareholders' approval under Chapter 14A of the Listing Rules.

Continuing Connected Transaction Subject to the Reporting, Annual Review, Announcement and Independent Shareholders' Approval Requirements

Marketing and Platform Services

The Group and certain subsidiaries of Alibaba Group entered into agreements for the provision of marketing and platform services (the "**Non-exempt CCT**").

Based on the type of services rendered, the marketing and platform service fees shall be calculated and settled in accordance with the underlying agreements with reference to the prevailing market price of the type of services based on arm's length negotiation.

For the year ended December 31, 2023, the marketing and platform service fees amounted to approximately RMB278.9 million, which is within the annual cap (as revised from time to time) of RMB1,030,764,000. It is estimated that the maximum annual fees to be charged for the marketing and platform service for the year ending December 31, 2024 will not exceed RMB1,224,799,000.

As of the date of this annual report, Baotong Inc. was owned as to 63.0% by the Company and 37.0% by Cainiao. Cainiao is a substantial shareholder of Baotong Inc. and a connected person of the Company. Furthermore, Alibaba Investment held approximately 14.6% of the total ordinary Shares on an as-converted basis as of December 31, 2023 and was entitled to control the exercise of 8.8% of the voting power at any general meeting of the Company as of December 31, 2023. Both Cainiao and Alibaba Investment are subsidiaries of Alibaba Group Holding Limited (NYSE: BABA and HKEX: 9988). By virtue of Rule 14A.13(1) of the Listing Rules, Alibaba Group is a connected person of the Company. Since each of the providers of marketing and platform services is an associate of Cainiao, the continuing connected transactions have been aggregated in accordance with Rules 14A.81 and 14A.82 of the Listing Rules. The marketing and platform services procured from Alibaba Group shall constitute continuing connected transactions of the Company. As the highest applicable percentage ratio of the annual caps in respect of the Non-exempt CCT exceeds 5% on an annual basis, the Non-exempt CCT shall be subject to the annual review, reporting, announcement and independent Shareholders' approval requirement under Chapter 14A of the Listing Rules.

Save as disclosed above, during the year ended December 31, 2023, the Group has not entered into any connected transaction or continuing connected transaction which should be disclosed pursuant to the requirements of Rule 14A.71 of the Listing Rules.

Confirmations

Pursuant to Rule 14A.55 of the Listing Rules, the independent Directors have reviewed the continuing connected transactions carried out during the Year and confirm the transactions thereunder had been entered into:

(i)   in the ordinary and usual course of business of the Group;

(ii)   on normal commercial terms or better; and

(iii)   according to the agreements governing them on terms that are fair and reasonable and in the interests of the Shareholders as a whole.

Pursuant to Rule 14A.56 of the Listing Rules, the Company's auditors were engaged to report on the Group's continuing connected transactions in accordance with Hong Kong Standard on Assurance Engagements 3000 (Revised) "Assurance Engagements Other than Audits or Reviews of Historical Financial Information" and with reference to Practice Note 740 (Revised) "Auditor's Letter on Continuing Connected Transactions under the Hong Kong Listing Rules" issued by The Hong Kong Institute of Certified Public Accountants. The auditors have issued their letter confirming that:

(i)   nothing has come to their attention that causes the auditor to believe that the disclosed continuing connected transactions have not been approved by the Board.

(ii)   nothing has come to their attention that causes the auditor to believe that the disclosed continuing connected transactions were not entered into, in all material respects, in accordance with the pricing policies of the Group and the relevant agreements governing such transactions.

(iii) nothing has come to their attention that causes the auditor to believe that the transactions were not entered into, in all material respects, in accordance with the relevant agreements governing such transactions.

(iv) with respect to the aggregate amount of each of the continuing connected transactions, nothing has come to their attention that causes the auditor to believe that the disclosed continuing connected transactions have exceeded the annual cap as set by the Company.

RELATED PARTY TRANSACTIONS

Details of the related party transactions of the Group for the year ended December 31, 2023 are set out in note 22 to the consolidated financial statements.

Save as disclosed above, during the Year, none of the related party transactions constitutes a connected transaction or continuing connected transaction subject to independent Shareholders' approval, annual review and all disclosure requirements in Chapter 14A of the Listing Rules.

MATERIAL LITIGATION

In September 2021, the Group filed an arbitration against one of its distributors due to its default on payment. As of December 31, 2023, the arbitration has not yet settled.

Save as disclosed in this report, during the year ended December 31, 2023, the Group was not engaged in any material litigation or arbitration which could have a material effect on its financial condition or results of operations. So far as the Directors are aware, no such litigation or arbitration of material importance is pending or threatened against the Group.

PURCHASE, SALE OR REDEMPTION OF THE COMPANY'S LISTED SECURITIES

During the Year, neither the Company nor any of its subsidiaries purchased, sold or redeemed any of the Company's listed securities.

PROCEEDS FROM THE LISTING

The Shares were successfully listed on the Stock Exchange on the Listing Date, and 40,000,000 Class A ordinary shares were issued. On October 23, 2020, the underwriters partially exercised the over-allotment option and 3,833,700 Class A ordinary shares were issued. After deduction of underwriting fees and related expenses, the Net Proceeds from the Listing were approximately HK$3,511.4 million (the "**Net Proceeds**"). The Group intends to use the net proceeds in accordance with the method and schedule set out in the section headed "Future Plans and Use of Proceeds" in the Prospectus.

An analysis of the utilization of the Net Proceeds is set out below:

Planned use of proceeds	% of Net Proceeds	Amount of Net Proceeds (HK$ '000)	Unutilised Net Proceeds as of January 1, 2023 (HK$ '000)	Actual use of net proceeds during the year ended December 31, 2023 (HK$ '000)	Unutilised Net Proceeds as of December 31, 2023 (HK$ '000)	Expected timeline for full utilisation
For expanding our brand partner network	20	702,280	69,679	12,873	56,806	December 2025
For enhancing our digital marketing and fulfillment capabilities	25	877,850	141,331	4,621	136,710	December 2026
For potential strategic alliances	30	1,053,420	876,960	210,598	666,362	December 2027
For investment in technology and innovation	10	351,140	108,519	126	108,393	December 2026
For potential merger and acquisition opportunities	15	526,710	126,635	113,897	12,738	December 2025
Total	100	3,511,400	1,323,124	342,115	981,009	

As of December 31, 2023, the Directors are not aware of any material change in the planned use of the Net Proceeds. The remaining Net Proceeds which had not been utilized were deposited with licensed financial institutions in Hong Kong and the PRC. The unutilised Net Proceeds and the above timeline of intended utilisation will be applied in the manners disclosed by the Company. However, the expected timeline for the unutilised Net Proceeds is based on the Directors' best estimation barring unforeseen circumstances, and would be subject to change based on the future development of the Group's business and the market conditions.

PRE-EMPTIVE RIGHTS

There are no provisions for pre-emptive rights under the Articles, or the laws of Cayman Islands, which would oblige the Company to offer new Shares on a pro-rata basis to its existing Shareholders.

TAX RELIEF AND EXEMPTION OF HOLDERS OF LISTED SECURITIES

The Company is not aware of any tax relief or exemption available to the Shareholders by reason of their holding of the Company's securities.

EQUITY LINKED AGREEMENTS

For the year ended December 31, 2023, other than agreements in relation to the Share Incentive Plans and as disclosed in this report, no equity-linked agreement was entered into by the Group or still in effect.

SUFFICIENCY OF PUBLIC FLOAT

According to the information that is publicly available to the Company and within the knowledge of the Board, during the period from the year ended December 31, 2023 to the date of this annual report, the Company has maintained the public float as required under the Listing Rules.

ENVIRONMENTAL POLICIES AND PERFORMANCE

We are committed to providing solutions in a responsible and transparent manner to drive sustainable development and increase value creation for all stakeholders. Sustainability is an integral part of the way we operate and positively impacts the communities in which we do our business. In 2023, we released our Sustainability Report and published Carbon Neutrality White Paper. With the vision of "technology empowers the future success", we will continue to build sounding Environmental, Social and Governance (ESG) management, and contribute to global sustainable development goals through innovation and creating shared value. During the Year, the Group was in compliance with all relevant ESG laws and regulations in material aspects. Further details of the Group's environmental policies and performance, please refer to the Environmental, Social and Governance Report of the Company.

AUDITOR

The Company appointed Deloitte Touche Tohmatsu as the auditors of the Company for the year ended December 31, 2023. There has been no change in the auditor of the Company since the Listing Date. The consolidated financial statements for the year ended December 31, 2023 have been audited by Deloitte Touche Tohmatsu, Certified Public Accountants, which will be subject to nomination for re-appointment at the AGM. A resolution for the reappointment of Deloitte Touche Tohmatsu as auditors of the Company will be proposed at the forthcoming AGM.

For and on behalf of the Board
Mr. Vincent Wenbin Qiu
Chairperson, Chief Executive Officer and Executive Director

Hong Kong, April 19, 2024

INDEPENDENT AUDITOR'S REPORT

To the Shareholders of Baozun Inc.
(incorporated in Cayman Islands with limited liability)

OPINION

We have audited the consolidated financial statements of Baozun Inc. (the "Company"), its subsidiaries and variable interest entity (collectively referred to as "the Group") set out on pages 89 to 153, which comprise the consolidated balance sheet as at December 31, 2023, and the consolidated statement of operations, consolidated statement of comprehensive income, consolidated statement of changes in shareholders' equity and consolidated statement of cash flows for the year then ended, and notes to the consolidated financial statements, including a summary of significant accounting policies.

In our opinion, the consolidated financial statements give a true and fair view of the consolidated financial position of the Group as at December 31, 2023, and of its consolidated financial performance and its consolidated cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

BASIS FOR OPINION

We conducted our audit in accordance with Hong Kong Standards on Auditing ("HKSAs") issued by the Hong Kong Institute of Certified Public Accountants ("HKICPA"). Our responsibilities under those standards are further described in the Auditor's Responsibilities for the Audit of the Consolidated Financial Statements section of our report. We are independent of the Group in accordance with the HKICPA's Code of Ethics for Professional Accountants (the "Code"), and we have fulfilled our other ethical responsibilities in accordance with the Code. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

KEY AUDIT MATTERS

Key audit matters are those matters that, in our professional judgment, were of most significance in our audit of the consolidated financial statements of the current period. These matters were addressed in the context of our audit of the consolidated financial statements as a whole, and in forming our opinion thereon, and we do not provide a separate opinion on these matters.

KEY AUDIT MATTERS (CONTINUED)

Key audit matter	How our audit addressed the key audit matter
Goodwill – Baozun and Boltone Reporting Units As of December 31, 2023, the Group had goodwill of RMB312 million, and concluded through its impairment analyses that RMB35 million of impairment loss on goodwill should be recognized for the year ended December 31, 2023. We identified impairment assessments of goodwill assigned to Baozun ("BZ") and BolTone ("BLT") reporting units as a key audit matter because of the significant judgments made by management relating the determination of the estimated fair value of BZ and BLT reporting units as part of the impairment assessments. The Company determined the estimated fair value of BZ and BLT reporting units using the discounted cash flow methodology under income approach. The determination of the fair value using the discounted cash flow model requires management to make significant estimates and assumptions related to revenues, growth rates, projected operating profits and discount rates (collectively referred to as "significant assumptions"), specifically due to the sensitivity of BZ and BLT's operations to changes in the economy. This required a high degree of auditor judgment and an increased extent of effort when performing audit procedures to evaluate the reasonableness of management's significant judgments.	Our audit procedures related to evaluation of the goodwill impairment of BZ and BLT included the following, among others: • We tested the effectiveness of internal controls which address risks of material misstatements with respect to management's impairment assessment of the Group's goodwill including internal controls related to management's determination of significant assumption used in the discounted cash flow model. • We assessed the competency and qualifications of the external valuation specialists engaged by management to assist them with the determination of fair value. • We evaluated the reasonableness of judgments made and significant assumptions used by management in the cash flow projections for the determination of fair value of BZ and BLT reporting units. • With the assistance of our fair value specialists, we evaluated the reasonableness of the (1) valuation methodology and (2) discount rate. • We tested the accuracy and completeness of the key data used in developing estimates.

OTHER INFORMATION

The directors of the Company are responsible for the other information. The other information comprises the information included in the annual report, but does not include the consolidated financial statements and our auditor's report thereon.

Our opinion on the consolidated financial statements does not cover the other information and we do not express any form of assurance conclusion thereon.

In connection with our audit of the consolidated financial statements, our responsibility is to read the other information and, in doing so, consider whether the other information is materially inconsistent with the consolidated financial statements or our knowledge obtained in the audit or otherwise appears to be materially misstated. If, based on the work we have performed, we conclude that there is a material misstatement of this other information, we are required to report that fact. We have nothing to report in this regard.

RESPONSIBILITIES OF DIRECTORS AND THOSE CHARGED WITH GOVERNANCE FOR THE CONSOLIDATED FINANCIAL STATEMENTS

The directors of the Company are responsible for the preparation of the consolidated financial statements that give a true and fair view in accordance with the accounting principles generally accepted in the United States of America, and for such internal control as the directors determine is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the consolidated financial statements, the directors are responsible for assessing the Group's ability to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless the directors either intend to liquidate the Group or to cease operations, or have no realistic alternative but to do so.

Those charged with governance are responsible for overseeing the Group's financial reporting process.

AUDITOR'S RESPONSIBILITIES FOR THE AUDIT OF THE CONSOLIDATED FINANCIAL STATEMENTS

Our objectives are to obtain reasonable assurance about whether the consolidated financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion solely to you, as a body, in accordance with our agreed terms of engagement, and for no other purpose. We do not assume responsibility towards or accept liability to any other person for the contents of this report. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with HKSAs will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these consolidated financial statements.

AUDITOR'S RESPONSIBILITIES FOR THE AUDIT OF THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

As part of an audit in accordance with HKSAs, we exercise professional judgment and maintain professional skepticism throughout the audit. We also:

- Identify and assess the risks of material misstatement of the consolidated financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.

- Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Group's internal control.

- Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by the directors.

- Conclude on the appropriateness of the directors' use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Group's ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditor's report to the related disclosures in the consolidated financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditor's report. However, future events or conditions may cause the Group to cease to continue as a going concern.

- Evaluate the overall presentation, structure and content of the consolidated financial statements, including the disclosures, and whether the consolidated financial statements represent the underlying transactions and events in a manner that achieves fair presentation.

- Obtain sufficient appropriate audit evidence regarding the financial information of the entities or business activities within the Group to express an opinion on the consolidated financial statements. We are responsible for the direction, supervision and performance of the group audit. We remain solely responsible for our audit opinion.

We communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit.

We also provide those charged with governance with a statement that we have complied with relevant ethical requirements regarding independence, and to communicate with them all relationships and other matters that may reasonably be thought to bear on our independence, and where applicable, actions taken to eliminate threats or safeguards applied.

AUDITOR'S RESPONSIBILITIES FOR THE AUDIT OF THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

From the matters communicated with those charged with governance, we determine those matters that were of most significance in the audit of the consolidated financial statements of the current period and are therefore the key audit matters. We describe these matters in our auditor's report unless law or regulation precludes public disclosure about the matter or when, in extremely rare circumstances, we determine that a matter should not be communicated in our report because the adverse consequences of doing so would reasonably be expected to outweigh the public interest benefits of such communication.

The engagement partner on the audit resulting in the independent auditor's report is Lee Po Chi.

Deloitte Touche Tohmatsu
Certified Public Accountants
Hong Kong
April 19, 2024

CONSOLIDATED BALANCE SHEET

(All amounts in thousands, except for share and per share data)

	As of December 31,		
	2022	2023	
	RMB	RMB	US$
			Note 2(g)
ASSETS			
Current assets:			
Cash and cash equivalents	2,144,020	2,149,531	302,755
Restricted cash	101,704	202,764	28,559
Short-term investments	895,425	720,522	101,483
Accounts receivable, net of allowance for credit losses of RMB120,495 and RMB124,737 as of December 31, 2022 and 2023, respectively	2,292,678	2,184,729	307,712
Inventories	942,997	1,045,116	147,202
Advances to suppliers	372,612	311,111	43,819
Prepayments and other current assets	554,415	590,350	83,149
Amounts due from related parties	93,270	86,661	12,206
Total current assets	7,397,121	7,290,784	1,026,885
Non-current assets:			
Long term investments	269,693	359,129	50,582
Property and equipment, net	694,446	851,151	119,882
Intangible assets, net	310,724	306,420	43,158
Land use right, net	39,490	38,464	5,418
Operating lease right-of-use assets	847,047	1,070,120	150,723
Goodwill	336,326	312,464	44,010
Other non-current assets	65,114	45,316	6,383
Deferred tax assets	162,509	200,628	28,258
Total non-current assets	2,725,349	3,183,692	448,414
TOTAL ASSETS	10,122,470	10,474,476	1,475,299

CONSOLIDATED BALANCE SHEET

(All amounts in thousands, except for share and per share data)

	As of December 31,		
	2022	2023	
	RMB	RMB	US$
			Note 2(g)
LIABILITIES AND SHAREHOLDERS' EQUITY			
Current liabilities:			
Short-term loans	1,016,071	1,115,721	157,146
Accounts payable	474,732	563,562	79,376
Notes payable	487,837	506,629	71,357
Income tax payables	46,828	18,768	2,643
Accrued expenses and other current liabilities	1,025,540	1,188,179	167,350
Derivative liabilities	364,758	–	–
Amounts due to related parties	30,434	32,118	4,524
Current operating lease liabilities	235,445	332,983	46,900
Total current liabilities	3,681,645	3,757,960	529,296
Non-current liabilities:			
Deferred tax liability	28,082	24,966	3,516
Long-term operating lease liabilities	673,955	799,096	112,550
Other non-current liabilities	62,450	40,718	5,735
Total non-current liabilities	764,487	864,780	121,801
TOTAL LIABILITIES	4,446,132	4,622,740	651,097

The accompanying notes are an integral part of these consolidated financial statements.

(All amounts in thousands, except for share and per share data)

	As of December 31,		
	2022	**2023**	
	RMB	**RMB**	**US$**
			Note 2(g)
Redeemable non-controlling interests	1,438,082	**1,584,858**	**223,223**
Baozun Inc. shareholders' equity:			
Class A ordinary shares (US$0.0001 par value; 470,000,000 shares authorized, 163,100,873 and 167,901,880 shares issued and outstanding as of December 31, 2022, and December 31, 2023, respectively)	116	**93**	**13**
Class B ordinary shares (US$0.0001 par value; 30,000,000 shares authorized, 13,300,738 shares issued and outstanding as of December 31, 2022, and December 31, 2023, respectively)	8	**8**	**1**
Additional paid-in capital	5,129,103	**4,571,439**	**643,874**
Treasury shares (32,353,269 and nil shares as of December 31, 2022 and 2023, respectively)	(832,578)	**–**	**–**
Accumulated deficit	(228,165)	**(506,587)**	**(71,349)**
Accumulated other comprehensive income	15,678	**32,251**	**4,542**
Total Baozun Inc. shareholders' equity	4,084,162	**4,097,204**	**577,081**
Non-controlling interests	154,094	**169,674**	**23,898**
Total equity	4,238,256	**4,266,878**	**600,979**
TOTAL LIABILITIES, REDEEMABLE NON-CONTROLLING INTERESTS AND EQUITY	10,122,470	**10,474,476**	**1,475,299**

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENT OF OPERATIONS

(All amounts in thousands, except for share and per share data)

	For the year ended December 31,			
	2021	2022	2023	
	RMB	RMB	RMB	US$
				Note 2(g)
Net revenues				
Product sales	3,873,589	2,644,214	3,357,202	472,852
Services (including related party revenues of RMB95,821, RMB133,758 and RMB113,288 for the years ended December 31, 2021, 2022 and 2023, respectively)	5,522,667	5,756,417	5,454,811	768,294
Total net revenues	9,396,256	8,400,631	8,812,013	1,241,146
Operating expenses:				
Cost of products	(3,276,571)	(2,255,950)	(2,409,110)	(339,316)
Fulfillment	(2,661,126)	(2,719,749)	(2,507,306)	(353,147)
Sales and marketing	(2,549,842)	(2,674,358)	(2,829,016)	(398,459)
Technology and content	(448,410)	(427,954)	(505,203)	(71,156)
General and administrative	(525,802)	(371,470)	(855,914)	(120,553)
Other operating income, net	72,516	95,292	123,368	17,377
Impairment of goodwill	–	(13,155)	(35,212)	(4,960)
Total operating expenses	(9,389,235)	(8,367,344)	(9,018,393)	(1,270,214)
Income/(loss) from operations	7,021	33,287	(206,380)	(29,068)
Other income (expenses):				
Interest income	62,943	45,816	82,113	11,565
Interest expense	(56,847)	(56,917)	(41,344)	(5,823)
Unrealized investment loss	(209,956)	(97,827)	(68,031)	(9,582)
Gain (loss) on disposal of investments	150	(16,967)	–	–
(Loss) gain on disposal/acquisition of subsidiaries	–	(90,065)	631	89
Gain on repurchase of 1.625% convertible senior notes due 2024	–	7,907	–	–
Impairment loss of investments	(3,541)	(8,400)	–	–
Exchange gain (loss)	46,226	(32,384)	(8,530)	(1,201)
Fair value (loss) gain on derivative liabilities	–	(364,758)	24,515	3,453
Loss before income tax and share of income in equity method investment	(154,004)	(580,308)	(217,026)	(30,567)
Income tax expense	(55,259)	(26,480)	(12,003)	(1,691)
Share of income (loss) in equity method investment	3,300	(3,586)	6,253	881
Net loss	(205,963)	(610,374)	(222,776)	(31,377)
Net (income) loss attributable to non-controlling interests	(1,505)	843	(9,677)	(1,363)
Net income attributable to redeemable non-controlling interests	(12,362)	(43,759)	(45,969)	(6,475)
Net loss attributable to ordinary shareholders of Baozun Inc.	(219,830)	(653,290)	(278,422)	(39,215)

(All amounts in thousands, except for share and per share data)

	For the year ended December 31,			
	2021	2022	**2023**	
	RMB	RMB	**RMB**	**US$**
				Note 2(g)
Net loss per share attributable to ordinary shareholders of Baozun Inc.:				
Basic	(1.02)	(3.56)	**(1.56)**	**(0.22)**
Diluted	(1.02)	(3.56)	**(1.56)**	**(0.22)**
Net loss per American depositary shares (“ADS”) attributable to ordinary shareholders of Baozun Inc.:				
Basic	(3.05)	(10.69)	**(4.68)**	**(0.66)**
Diluted	(3.05)	(10.69)	**(4.68)**	**(0.66)**

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

(All amounts in thousands, except for share and per share data)

	For the year ended December 31,			
	2021	2022	**2023**	
	RMB	RMB	**RMB**	**US$**
				Note 2(g)
Net loss	(205,963)	(610,374)	**(222,776)**	**(31,377)**
Other comprehensive (loss)/income, net of tax of nil:				
Foreign currency translation adjustment	(53,847)	118,281	**16,573**	**2,334**
Comprehensive loss	(259,810)	(492,093)	**(206,203)**	**(29,043)**
Total comprehensive (income) loss attributable to non-controlling interests	(1,505)	843	**(9,677)**	**(1,363)**
Total comprehensive income attributable to redeemable non-controlling interests	(12,362)	(43,759)	**(45,969)**	**(6,475)**
Total comprehensive loss attributable to ordinary shareholders of Baozun Inc.	(273,677)	(535,009)	**(261,849)**	**(36,881)**

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY

(All amounts in thousands, except for share and per share data)

	Ordinary shares		Treasury shares		Additional paid-in capital	Retained Earnings	Accumulated other comprehensive income	Total Baozun shareholders' equity	Non-controlling interests	Total equity
	Number of Shares	RMB	Number of Shares	RMB	RMB	RMB	RMB	RMB	RMB	RMB
Balance as of January 1, 2021	233,805,853	145	–	–	5,207,631	952,001	(48,756)	6,111,021	22,582	6,133,603
Net loss	–	–	–	–	–	(219,830)	–	(219,830)	13,867	(205,963)
Net income attributable to redeemable non-controlling interests	–	–	–	–	–	–	–	–	(12,362)	(12,362)
Share repurchases	–	–	27,191,731	(1,060,353)	–	–	–	(1,060,353)	–	(1,060,353)
Cancellation of shares repurchased	(19,042,105)	(12)	(19,042,105)	674,411	(367,353)	(307,046)	–	–	–	–
Share-based compensation	–	–	–	–	196,547	–	–	196,547	–	196,547
Exercise of share options and vesting of RSUs	2,180,370	–	–	–	52	–	–	52	–	52
Foreign currency translation adjustment	–	–	–	–	–	–	(53,847)	(53,847)	–	(53,847)
Tax effect relating to the investment from Cainiao	–	–	–	–	(82,094)	–	–	(82,094)	–	(82,094)
Acquisition of non-controlling interest	–	–	–	–	4,863	–	–	4,863	(16,361)	(11,498)
Non-controlling interest acquired from business combinations	–	–	–	–	–	–	–	–	155,584	155,584
Balance as of December 31, 2021	216,944,118	133	8,149,626	(385,942)	4,959,646	425,125	(102,603)	4,896,359	163,310	5,059,669
Net loss	–	–	–	–	–	(653,290)	–	(653,290)	42,916	(610,374)
Net income attributable to redeemable non-controlling interests	–	–	–	–	–	–	–	–	(43,759)	(43,759)
Share repurchases	–	–	24,203,643	(446,636)	–	–	–	(446,636)	–	(446,636)
Cancellation and return of loaned ADS	(12,692,328)	(9)	–	–	9	–	–	–	–	–
Share-based compensation	–	–	–	–	142,381	–	–	142,381	–	142,381
Exercise of share options and vesting of RSUs	4,503,090	–	–	–	3	–	–	3	–	3
Foreign currency translation adjustment	–	–	–	–	–	–	118,281	118,281	–	118,281
Acquisition of non-controlling interest	–	–	–	–	1,095	–	–	1,095	(6,465)	(5,370)
Consolidation of subsidiaries with noncontrolling interests	–	–	–	–	–	–	–	–	9,830	9,830
Deconsolidation of a subsidiary due to loss of control	–	–	–	–	26,029	–	–	26,029	(12,098)	13,931
Capital contribution from noncontrolling interests	–	–	–	–	(60)	–	–	(60)	360	300
Balance as of December 31, 2022	208,754,880	124	32,353,269	(832,578)	5,129,103	(228,165)	15,678	4,084,162	154,094	4,238,256
Net loss	–	–	–	–	–	(278,422)	–	(278,422)	55,646	(222,776)
Net income attributable to redeemable non-controlling interests	–	–	–	–	–	–	–	–	(45,969)	(45,969)
Cancellation of treasury shares (Note 20)	(32,353,269)	(23)	(32,353,269)	832,578	(832,555)	–	–	–	–	–
Share-based compensation	–	–	–	–	94,971	–	–	94,971	–	94,971
Exercise of share options and vesting of RSUs	4,801,007	–	–	–	1	–	–	1	–	1
Foreign currency translation adjustment	–	–	–	–	–	–	16,573	16,573	–	16,573
Acquisition of non-controlling interest	–	–	–	–	(2,263)	–	–	(2,263)	(558)	(2,821)
Capital contribution from noncontrolling interests	–	–	–	–	–	–	–	–	2,736	2,736
Settlement of derivative liabilities with Cainiao with shares of a subsidiary (Note 19)	–	–	–	–	182,182	–	–	182,182	–	182,182
Acquisition of subsidiary	–	–	–	–	–	–	–	–	5,325	5,325
Dividend to non-controlling interest shareholders	–	–	–	–	–	–	–	–	(1,600)	(1,600)
Balance as of December 31, 2023	181,202,618	101	–	–	4,571,439	(506,587)	32,251	4,097,204	169,674	4,266,878

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENT OF CASH FLOWS

(All amounts in thousands, except for share and per share data)

	For the year ended December 31,			
	2021 RMB	2022 RMB	2023 RMB	US$ Note 2(g)
Cash flows from operating activities:				
Net loss	(205,963)	(610,374)	(222,776)	(31,377)
Adjustments to reconcile net income to net cash provided by (used in) operating activities:				
Provision for allowance for credit losses	105,825	1,494	19,750	2,782
Inventory write-down	89,516	161,596	152,904	21,536
Share-based compensation	196,547	142,381	103,449	14,570
Depreciation and amortization	206,936	196,543	251,628	35,441
Amortization of issuance cost of convertible senior notes	23,673	7,861	–	–
Deferred income tax	(63,655)	(56,115)	(45,591)	(6,421)
Loss on disposal of property and equipment	8,314	1,229	7,410	1,044
Gain (loss) on disposal of investments	(150)	16,967	–	–
(Loss) gain on disposal/acquisition of subsidiaries	–	90,065	(631)	(89)
Share of income (loss) in equity method investment	(3,300)	3,586	(6,253)	(881)
Impairment loss of investments	3,541	8,400	–	–
Unrealized loss related to investment securities	209,956	97,827	68,031	9,582
Exchange loss (gain)	(14,015)	804	8,530	1,201
Impairment of goodwill	–	13,155	35,212	4,960
Fair value loss on contingent consideration payable	–	9,495	–	–
Fair value loss/(gain) on derivative liabilities	–	364,758	(24,515)	(3,453)
Gain on repurchase of 1.625% convertible senior notes due 2024	–	(7,907)	–	–
Changes in operating assets and liabilities:				
Accounts receivable	(98,601)	(42,366)	226,889	31,957
Inventories	(137,044)	(31,026)	(33,808)	(4,762)
Advances to suppliers	(243,776)	158,312	65,942	9,288
Prepayments and other current assets	3,120	(134,949)	(10,890)	(1,532)
Amounts due from related parties	(19,249)	(8,921)	4,702	662
Operating lease right-of-use assets	(570,777)	248,523	143,840	20,259
Other non-current assets	(28,742)	22,812	21,693	3,055
Accounts payable	39,311	57,448	(133,511)	(18,805)
Notes payable	28,783	(41,766)	18,792	2,647
Income tax payables	(26,693)	(81,162)	(27,375)	(3,856)
Amounts due to related parties	28,796	(43,360)	2,403	338
Accrued expenses and other current liabilities	(254,576)	89,566	13,967	1,967
Other non-current liabilities	–	–	(47,313)	(6,664)
Operating lease liabilities	626,116	(252,271)	(144,224)	(20,314)
Net cash (used in) provided by operating activities	(96,107)	382,605	448,255	63,135
Cash flows from investing activities:				
Purchases of property and equipment	(285,586)	(206,956)	(165,007)	(23,241)
Purchases of investment securities	(324,464)	–	–	–
Purchases of short-term investments	(954,905)	(907,790)	(820,633)	(115,583)
Cash outflow upon disposal of equity interest in subsidiaries	–	(1,902)	–	–
Maturity of short-term investments	2,388,364	10,000	1,010,477	142,325
Additions of intangible assets	(67,194)	(52,286)	(65,195)	(9,183)
Investment in equity investees	(163,166)	(63,225)	(172,313)	(24,270)
Net cash paid for business combination	(208,429)	(77,738)	(104,623)	(14,736)
Disposal of equity investments	–	8,600	6,300	887
Loan to a related party	(8,800)	(15,364)	(29,378)	(4,138)
Net cash provided by (used in) investing activities	375,820	(1,306,661)	(340,372)	(47,939)

The accompanying notes are an integral part of these consolidated financial statements.

(All amounts in thousands, except for share and per share data)

	For the year ended December 31,			
	2021	2022	**2023**	
	RMB	RMB	**RMB**	**US$**
				Note 2(g)
Cash flows from financing activities:				
Payment for public offering costs	(11,075)	–	**–**	**–**
Proceeds from short-term borrowings	548,462	1,843,457	**1,820,689**	**256,438**
Repayment of short-term borrowings	–	(1,375,847)	**(1,721,039)**	**(242,403)**
Repurchase of ordinary shares	(1,060,353)	(446,636)	**–**	**–**
Proceeds from sale of a subsidiary's equity interest to Cainiao	1,290,847	101,189	**–**	**–**
Cash settlement of derivative liabilities with Cainiao	–	–	**(73,988)**	**(10,421)**
Proceeds from exercises of stock options	52	3	**1**	**–**
Acquisition of non-controlling interests of subsidiaries	(17,980)	(5,371)	**(2,821)**	**(397)**
Dividend Payment	–	–	**(1,120)**	**(158)**
Capital contribution from NCI	–	–	**2,736**	**385**
Repurchase and redemption of convertible senior notes	–	(1,759,973)	**–**	**–**
Payment of contingent consideration for acquisition of Full Jet (Note 9(a))	–	(7,224)	**(32,491)**	**(4,576)**
Net cash provided/(used in) by financing activities	749,953	(1,650,402)	**(8,033)**	**(1,132)**
Net increase (decrease) in cash, cash equivalents and restricted cash	1,029,666	(2,574,458)	**99,850**	**14,064**
Cash, cash equivalents and restricted cash, beginning of year	3,731,019	4,699,764	**2,245,724**	**316,304**
Effect of exchange rate changes on cash, cash equivalents and restricted cash	(60,921)	120,418	**6,721**	**946**
Cash, cash equivalents and restricted cash, end of year	4,699,764	2,245,724	**2,352,295**	**331,314**

The following table provides a reconciliation of cash, cash equivalents, and restricted cash reported within the statement of financial position that sum to the total of the same such amounts shown in the statement of cash flows.

CONSOLIDATED STATEMENT OF CASH FLOWS

(All amounts in thousands, except for share and per share data)

	As of December 31,			
	2021	2022	2023	
	RMB	RMB	RMB	US$
Cash and cash equivalents	4,606,545	2,144,020	2,149,531	302,755
Restricted cash	93,219	101,704	202,764	28,559
Total cash, cash equivalents, and restricted cash shown in the statement of cash flows	4,699,764	2,245,724	2,352,295	331,314

	For the Year ended December 31,			
	2021	2022	2023	
	RMB	RMB	RMB	US$
Supplemental disclosure of cash flow information:				
Cash paid for interest	29,819	47,141	38,186	5,378
Cash paid for income tax	145,606	163,525	84,770	11,940
Supplemental disclosures of non-cash investing and financing activities:				
Purchases of property and equipment included in payables	40,591	23,182	21,654	3,050
Consideration payable	220,604	–	–	–
Subscription receivable from a non-controlling shareholder	101,686	–	–	–
Settlement of loan to related parties through offsetting accounts receivable	–	3,220	–	–

The accompanying notes are an integral part of these consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2021, 2022 and 2023
(All amounts in thousands, except for share and per share data)

1. ORGANIZATION AND PRINCIPAL ACTIVITIES

Baozun Inc. (the "Company") was incorporated under the laws of Cayman Islands on December 18, 2013. The Company, its subsidiaries and its VIE (collectively referred to as the "Group") are principally engaged to provide its customers with end-to-end E-commerce solutions including the sales of apparel, home and electronic products, online store design and setup, visual merchandising and marketing, online store operations, customer services, warehousing and order fulfillment.

As of December 31, 2023, the Company's major subsidiaries and VIE which, in the opinion of the directors of the Company, principally affected the results, assets or liabilities of the Group are as follows:

	Date of Incorporation/ Acquisition	Place of Incorporation/ Operation and legal status	Issued share capital/Paid in capital	Legal ownership
Subsidiaries:				
Baozun Hong Kong Holding Limited	10-Jan-14	HK	HKD 10,000	100%
Shanghai Baozun E-commerce Limited ("Shanghai Baozun")	11-Nov-03	PRC/wholly foreign owned enterprise	RMB1,800,000,000	100%
Shanghai Bodao E-commerce Limited	30-Mar-10	PRC/limited liability Company	RMB10,000,000	100%
Shanghai Yingsai Advertisement Limited	30-Mar-10	PRC/limited liability Company	RMB8,648,649	100%
Baozun Hongkong Limited	11-Sep-13	HK	HKD10,000,000	100%
Shanghai Fengbo E-commerce Limited	29-Dec-11	PRC/limited liability Company	RMB10,000,000	100%
Baozun Hongkong Investment Limited	21-July-15	HK	HKD 100,000	100%
Baotong Inc.	19-Jun-19	Cayman	USD 10,681.32	63%
Baotong Hong Kong Holding Limited	5-May-16	HK	HKD 10,000	63%
Baotong E-logistics Technology (Suzhou) Limited	27-Mar-17	PRC/wholly foreign owned enterprise	RMB260,252,000	63%
Baozun Brand Management Limited	07-Oct-22	HK	RMB 100,000,000	100%
White Horse Hongkong Holding Limited	08-Nov-22	HK	RMB10,000,000	100%
Gap (Shanghai) Commercial Co., Ltd.	31-Jan-23	PRC	USD 257,551,995	100%
VIE:				
Shanghai Zunyi Business Consulting Ltd. ("Shanghai Zunyi")	31-Dec-10	PRC/variable interest entity	RMB50,000,000	N/A

2.   SUMMARY OF SIGNIFICANT PRINCIPAL ACCOUNTING POLICIES

(a)   Basis of presentation

The consolidated financial statements are prepared and presented in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). In addition, the consolidated financial statements include applicable disclosures required by the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited and by the Hong Kong Companies Ordinance.

(b)   Basis of consolidation

The consolidated financial statements include the financial statements of the Company, its subsidiaries and the VIE. All transactions and balances among the Company, its subsidiaries and the VIE have been eliminated upon consolidation.

A consolidated subsidiary is an entity in which the Company, directly or indirectly, controls more than one half of the voting power or has the power to: appoint or remove the majority of the members of the board of directors; cast a majority of votes at the meeting of the board of directors; or govern the financial and operating policies of the investee under a statute or agreement among the shareholders or equity holders.

U.S. GAAP provides guidance on the identification of VIE and financial reporting for entities over which control is achieved through means other than voting interests. The Group evaluates each of its interests in an entity to determine whether or not the investee is a VIE and, if so, whether the Group is the primary beneficiary of such VIE. In determining whether the Group is the primary beneficiary, the Group considers if the Group (1) has power to direct the activities that most significantly affects the economic performance of the VIE, and (2)receives the economic benefits of the VIE that could be significant to the VIE. If deemed the primary beneficiary, the Group consolidates the VIE.

The VIE arrangements

Applicable PRC laws and regulations currently limit foreign ownership of companies that provide internet content distribution services. The Company is deemed a foreign legal person under PRC laws and accordingly subsidiaries owned by the Company are ineligible to engage in provisions of internet content or online services.

Shanghai Zunyi was established by two of the Company's Founding Shareholders in December 2010 and had no operations until July 2014. To provide the Group effective control over Shanghai Zunyi and receive substantially all of the economic benefits of Shanghai Zunyi, Shanghai Baozun entered into a series of contractual arrangements, described below, with Shanghai Zunyi and its individual shareholders.

2. SUMMARY OF SIGNIFICANT PRINCIPAL ACCOUNTING POLICIES (CONTINUED)

(b) Basis of consolidation (Continued)

The VIE arrangements (Continued)

The agreements that provide the Company effective control over the VIE include:

(i)　Proxy Agreement, under which each shareholder of Shanghai Zunyi has executed a power of attorney to grant Shanghai Baozun the power of attorney to act on his behalf on all matters pertaining to Shanghai Zunyi and to exercise all of the rights as a shareholder of the Shanghai Zunyi, including but not limited to convene, attend and vote at shareholders' meetings, designate and appoint directors and senior management members. The proxy agreement has an initial term of 20 years and will be automatically renewed on a yearly basis thereafter unless otherwise notified by Shanghai Baozun.

(ii)　Exclusive Call Option Agreement, under which the shareholders of Shanghai Zunyi granted Shanghai Baozun or its designated representative(s) an irrevocable and exclusive option to purchase their equity interests in Shanghai Zunyi when and to the extent permitted by PRC law. Shanghai Baozun or its designated representative(s) has sole discretion as to when to exercise such options, either in part or in full. Without Shanghai Baozun's written consent, the shareholders of Shanghai Zunyi shall not transfer, donate, pledge, or otherwise dispose any equity interests of Shanghai Zunyi in any way. The acquisition price for the shares or assets will be the minimum amount of consideration permitted under the PRC law at the time when the option is exercised. The agreement can be early terminated by Shanghai Baozun, but not by Shanghai Zunyi or its shareholders.

2. SUMMARY OF SIGNIFICANT PRINCIPAL ACCOUNTING POLICIES (CONTINUED)

(b) Basis of consolidation (Continued)

The VIE arrangements (Continued)

The agreements that transfer economic benefits to the Company include:

(i) Exclusive Technology Service Agreement, under which Shanghai Zunyi engages Shanghai Baozun as its exclusive technical and operational consultant and under which Shanghai Baozun agrees to assist in arranging the financial support necessary to conduct Shanghai Zunyi's operational activities. Shanghai Zunyi shall not seek or accept similar services from other providers without the prior written approval of Shanghai Baozun. The agreement has a term of twenty years and will be automatically renewed on a yearly basis after expiration unless otherwise notified by Shanghai Baozun, and shall be terminated if the operation term of either Shanghai Baozun or Shanghai Zunyi expires. Shanghai Baozun may terminate this agreement at any time by giving a prior written notice to Shanghai Zunyi.

(ii) Equity Interest Pledge Agreements, under which the shareholders of Shanghai Zunyi pledged all of their equity interests in Shanghai Zunyi to Shanghai Baozun as security of due performance of the obligations and full payment of consulting and service fees by VIE under the Exclusive Technology Service Agreement and other amounts payable by the individual shareholders to Shanghai Baozun under other agreements. If the shareholders of Shanghai Zunyi or Shanghai Zunyi breach their respective contractual obligations, Shanghai Baozun, as pledgee, will be entitled to certain rights, including the right to dispose the pledged equity interests. Pursuant to the agreement, the shareholders of Shanghai Zunyi shall not transfer, assign or otherwise create any new encumbrance on their respective equity interest in Shanghai Zunyi without prior written consent of Shanghai Baozun. The pledge shall be continuously valid until all the obligations and payments due under the Exclusive Technology Service Agreement and certain other agreements have been fulfilled.

These contractual arrangements allow the Company, through its wholly owned subsidiary, Shanghai Baozun, to effectively control Shanghai Zunyi, and to derive substantially all of the economic benefits from them. Accordingly, the Company treats Shanghai Zunyi as VIE and because the Company is the primary beneficiary of Shanghai Zunyi, the Company has consolidated the financial results of Shanghai Zunyi since July 2014.

2. SUMMARY OF SIGNIFICANT PRINCIPAL ACCOUNTING POLICIES (CONTINUED)

(b) Basis of consolidation (Continued)

The VIE arrangements (Continued)

Risks in relation to the VIE structure

The Company believes that the contractual arrangements with Shanghai Zunyi governed by PRC laws are valid, binding and enforceable, and do not result in any violation of mandatory requirements of applicable PRC laws or regulations currently in effect based on the legal advice of the Company's PRC legal counsel. However, uncertainties regarding the interpretation and application of PRC laws and rules could limit the Company's ability to enforce these contractual arrangements and the interests of the shareholders of Shanghai Zunyi may diverge from that of the Company and that may potentially increase the risk that they would seek to act contrary to the contractual terms, for example by influencing Shanghai Zunyi not to pay the service fees when required to do so.

The Company's ability to control Shanghai Zunyi also depends on the power of attorney Shanghai Baozun has to vote on all matters requiring shareholder approval. As noted above, the Company believes this power of attorney is legally enforceable but may not be as effective as direct equity ownership. In addition, if the legal structure and contractual arrangements were found to be in violation of any existing PRC laws and regulations, the Group may be subject to fines and the PRC government could:

- revoke the Group's business and operating licenses;

- require the Group to discontinue or restrict the Group's operations;

- restrict the Group's right to collect revenues;

- block the Group's websites;

- require the Group to restructure its operations in such a way as to compel the Group to establish a new enterprise, re-apply for the necessary licenses or relocate its businesses, staff and assets;

- impose additional conditions or requirements with which the Group may not be able to comply; or

- take other regulatory or enforcement actions against the Group that could be harmful to its business.

The imposition of any of these penalties may result in a material and adverse effect on the Group's ability to conduct its business. In addition, if the imposition of any of these penalties causes the Group to lose the rights to direct the activities of Shanghai Zunyi or the right to receive its economic benefits, the Group would no longer be able to consolidate the entity.

(All amounts in thousands, except for share and per share data)

2. SUMMARY OF SIGNIFICANT PRINCIPAL ACCOUNTING POLICIES (CONTINUED)

(b) Basis of consolidation (Continued)

The VIE arrangements (Continued)

Risks in relation to the VIE structure (Continued)

The following amounts and balances of Shanghai Zunyi and its subsidiary were included in the Group's consolidated financial statement:

	As of December 31,	
	2022	**2023**
	RMB	**RMB**
Cash and cash equivalent	44,076	**76,866**
Accounts receivable, net	220,229	**179,983**
Inventories	160	**106**
Advances to suppliers	2,041	**4,079**
Amounts due from related parties	3	**5**
Prepayments and other current assets	1,632	**2,923**
Property and equipment, net	1,495	**1,365**
Intangible assets, net	38,126	**19,076**
Total assets	307,762	**284,403**
Accounts payable	19,469	**3,916**
Amounts due to related parties	15,727	**3**
Income tax payables	959	**3,300**
Accrued expenses and other current liabilities	81,374	**36,844**
Total liabilities	117,529	**44,063**

	For Year Ended December 31,		
	2021	2022	**2023**
	RMB	RMB	**RMB**
Net revenues	748,214	572,360	**548,439**
Net income	575,519	433,204	**431,026**
Net cash provided by operating activities	750,309	183,899	**530,391**
Net cash used in investing activities	(10,246)	(4,053)	**(2,504)**

(All amounts in thousands, except for share and per share data)

2. SUMMARY OF SIGNIFICANT PRINCIPAL ACCOUNTING POLICIES (CONTINUED)

(b) Basis of consolidation (Continued)

The VIE arrangements (Continued)

Risks in relation to the VIE structure (Continued)

The VIE contributed 8.62%, 6.81% and 6.22% of the consolidated net revenues for the years ended December 31, 2021, 2022 and 2023, respectively. As of December 31, 2022 and 2023, the VIE accounted for 3.04% and 2.72% of the consolidated total assets, and 2.63% and 0.95% of the consolidated total liabilities, respectively.

There are no assets of the VIE that are collateral for the obligations of the VIE and can only be used to settle the obligations of the VIE. There are no terms in any arrangements, considering both explicit arrangements and implicit variable interests that require the Company or its subsidiaries to provide financial support to the VIE.

However, if the VIE ever needs financial support, the Company or its subsidiaries may, at its option and subject to statutory limits and restrictions, provide financial support to its VIE through loans to the shareholders of the VIE or entrustment loans to the VIE. Relevant PRC laws and regulations restrict the VIE from transferring a portion of their net assets, equivalent to the balance of its paid-in capital, additional paid-in capital and statutory reserve, to the Company in the form of loans and advances or cash dividends.

(c) Use of estimates

The preparation of the consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, related disclosures of contingent liabilities at the balance sheet date, and the reported revenues and expenses during the reported period in the consolidated financial statements and accompanying notes. Significant accounting estimates are used for inventory write-down, assumptions used in purchase price allocation arising from business combination and impairment of goodwill.

2. SUMMARY OF SIGNIFICANT PRINCIPAL ACCOUNTING POLICIES (CONTINUED)

(d) Fair value

Authoritative literature provides a fair value hierarchy, which prioritizes the inputs to valuation techniques used to measure fair value into three broad levels. The level in the hierarchy within which the fair value measurement in its entirety falls is based upon the lowest level of input that is significant to the fair value measurement as follows:

- Level 1-inputs are based upon unadjusted quoted prices for identical instruments traded in active markets.

- Level 2-inputs are based upon quoted prices for similar instruments in active markets, quoted prices for identical or similar instruments in markets that are not active and model-based valuation techniques for which all significant assumptions are observable in the market or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

- Level 3-inputs are generally unobservable and typically reflect management's estimates of assumptions that market participants would use in pricing the asset or liability. The fair values are therefore determined using model-based techniques that include option pricing models, discounted cash flow models, and similar techniques.

The Group's short-term financial instruments include cash and cash equivalents, restricted cash, short-term investments, receivables, payables, other current assets, amounts due from related parties, other current liabilities, amounts due to related parties and short-term loan. The carrying amounts of these short-term financial instruments approximate their fair values due to the short-term maturity of these instruments.

The following table presents our assets that are measured at fair value on a recurring basis and are categorized using the fair value hierarchy.

As of December 31, 2022	Fair Value Measurements at Reporting Date Using		
	Quoted Prices		
	in Active	Significant Other	Significant
	Markets for	Observable	Unobservable
	Identical Assets	Inputs	Inputs
Description	(Level 1)	(Level 2)	(Level 3)
Equity securities with readily determinable fair value	112,115	-	-
Derivative liabilities	-	-	364,758

(All amounts in thousands, except for share and per share data)

2. SUMMARY OF SIGNIFICANT PRINCIPAL ACCOUNTING POLICIES (CONTINUED)

(d) Fair value (Continued)

As of December 31, 2023	**Fair Value Measurements at Reporting Date Using**		
Description	**Quoted Prices in Active Markets for Identical Assets (Level 1)**	**Significant Other Observable Inputs (Level 2)**	**Significant Unobservable Inputs (Level 3)**
Equity securities with readily determinable fair value	**44,260**	**–**	**–**

Equity securities with readily determinable fair value are valued using a market approach based on the quoted market prices or broker/dealer quotes of identical or comparable instruments.

Level 3 fair value of derivative liability is determined based on the pre-money valuation adjustment computed in accordance with the shareholder agreement (see Note 19). The determination of fair value required significant judgement by management with respect to the achievement of target net profit of Baotong Inc. in 2022.

Certain assets are measured at a non-recurring basis. The following table presents the asset classification, the fair value and the non-recurring losses recognized for the years ended December 31, 2022 and 2023 due to impairment of the related assets.

As of December 31, 2022	Fair Value Measurements at Reporting Date Using			
Description	Fair Value	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total Loss for the Year
Equity securities without readily determinable fair values	87,750	87,750	–	8,400
Goodwill	336,326	–	336,326	13,155

As of December 31, 2023	**Fair Value Measurements at Reporting Date Using**		
Description	**Fair Value**	**Significant Unobservable Inputs (Level 3)**	**Total Loss for the Year**
Goodwill	**312,464**	**312,464**	**35,212**

The Company performed fair value adjustment to an equity security without readily determinable fair values resulting from observable price changes in orderly transactions for identical instruments in the year ended December 31, 2022.

(All amounts in thousands, except for share and per share data)

2. SUMMARY OF SIGNIFICANT PRINCIPAL ACCOUNTING POLICIES (CONTINUED)

(d) Fair value (Continued)

Goodwill was valued using the income approach based on discounted cash flows of the reporting units that goodwill was assigned to. The fair value measurement incorporates certain assumptions including projected revenue, growth rates and projected operating profits based on current economic condition, expectation of management and projected trends of current operating results which are significant unobservable inputs.

(e) Concentration and risks

Concentration of customers and suppliers

The following customer accounted for 10% or more of net revenues for the years ended December 31, 2021, 2022 and 2023:

	For Year Ended December 31,		
	2021	2022	**2023**
	RMB	RMB	**RMB**
A	989,904	1,094,564	**976,028**

The following customer accounted for 10% or more of balances of accounts receivable as of December 31, 2022 and 2023:

	As of December 31,	
	2022	**2023**
	RMB	**RMB**
A	477,915	**406,578**

The following supplier accounted for 10% or more of purchases for the years ended December 31, 2021, 2022 and 2023:

	For Year Ended December 31,		
	2021	2022	**2023**
	RMB	RMB	**RMB**
B	1,487,017	1,007,377	**761,488**

2. SUMMARY OF SIGNIFICANT PRINCIPAL ACCOUNTING POLICIES (CONTINUED)

(e) Concentration and risks (Continued)

Concentration of credit risk

Financial instruments that potentially subject the Group to significant concentrations of credit risk primarily consist of cash and cash equivalents, restricted cash, accounts receivable, short-term investments, amounts due from related parties. As of December 31, 2022 and 2023, all of the Group's cash and cash equivalents, restricted cash, short-term investments were held by major financial institutions located in the PRC, Hong Kong, Japan and Taiwan which management believes are of high credit quality. Accounts receivable and amounts due from related parties are typically unsecured and are derived from revenues earned from customers in the PRC. The risk with respect to accounts receivable is mitigated by credit evaluations the Group performs on its customers and its ongoing monitoring process of outstanding balances.

Foreign Currency Risk

Renminbi ("RMB") is not a freely convertible currency. The State Administration of Foreign Exchange, under the authority of the People's Bank of China, controls the conversion of RMB into foreign currencies. The value of RMB is subject to changes in central government policies and to international economic and political developments affecting supply and demand in the China Foreign Exchange Trading System market. The Group had aggregated amounts of RMB1,898,378 and RMB3,071,781 of cash and cash equivalents, restricted cash and short-term investments denominated in RMB as of December 31, 2022 and 2023, respectively.

(f) Foreign currency translation

The Group's reporting currency is RMB. The functional currency of the Company is the United States dollar ("US$"). The functional currency of the Group's entities incorporated in Hong Kong is Hong Kong dollars ("HK$"). The functional currency of the Group's subsidiaries in PRC is RMB.

Monetary assets and liabilities denominated in currencies other than the applicable functional currencies are translated into the functional currencies at the prevailing rates of exchange at the balance sheet date. Nonmonetary assets and liabilities are remeasured into the applicable functional currencies at historical exchange rates. Transactions in currencies other than the applicable functional currencies during the year are converted into the functional currencies at the applicable rates of exchange prevailing at the transaction dates. Transaction gains and losses are recognized in the consolidated statements of operations.

Assets and liabilities are translated from each entity's functional currency to the reporting currency at the exchange rate on the balance sheet date. Equity amounts are translated at historical exchange rates, and revenues, expenses, gains and losses are translated using the average rate for the year. Translation adjustments are reported as foreign currency translation adjustment and are shown as a separate component of other comprehensive income (loss) in the consolidated statements of changes in shareholders' equity and consolidated statements of comprehensive income.

(All amounts in thousands, except for share and per share data)

2. SUMMARY OF SIGNIFICANT PRINCIPAL ACCOUNTING POLICIES (CONTINUED)

(g) Convenience translation

The Group's business is primarily conducted in PRC and almost all of its revenues are denominated in RMB. However, periodic reports made to shareholders will include current period amounts translated into USD using the then current exchange rates, for the convenience of the readers. Translations of balances in the consolidated balance sheets, and consolidated statements of operations, comprehensive loss and cash flows from RMB into USD as of and for the year ended December 31, 2023 are solely for the convenience of the readers outside PRC and were calculated at the rate of US$1.00=RMB7.0999 representing the noon buying rate set forth in the H.10 statistical release of the U.S. Federal Reserve Board on December 29, 2023. No representation is made that the RMB amounts could have been, or could be, converted, realized or settled into USD at that rate on December 29, 2023, or at any other rate.

(h) Cash and cash equivalents

Cash and cash equivalents consist of cash on hand, demand deposits and highly liquid investments with an original maturity of less than three months.

(i) Restricted cash

Restricted cash primarily consists of (i) minimum cash deposits or cash collateral deposits required to be maintained with certain banks under the Group's borrowing arrangements or in relation to bank guarantees issued on behalf of the Group (ii) deposit required by its business partners and (iii) security for issuance of commercial acceptance notes mainly relating to purchase of inventories. In the event that the obligation to maintain such deposits is expected to be terminated within the next twelve months, these deposits are classified as current assets. Otherwise, they are classified as non-current assets. All restricted cash is held by major financial institutions in segregated accounts.

(j) Short-term investments

Short-term investments primarily comprise of time deposits with maturities between three months and one year. The Group pledged RMB180,000 of the short-term investments for the year ended December 31, 2023.

(k) Accounts receivable, net

Accounts receivable represents amounts due from customers and are recorded net of allowance for credit losses. The Group has developed a current expected credit loss model based on historical experience, the age of the accounts receivable balances, credit quality of its customers, current economic conditions, forecasts of future economic conditions, and other factors that may affect its ability to collect from customers.

2. SUMMARY OF SIGNIFICANT PRINCIPAL ACCOUNTING POLICIES (CONTINUED)

(l) Inventories

Inventories consisting of products available for sale, are valued at the lower of cost or market. Cost of inventories is determined using the weighted average cost method. Valuation of inventories is based on currently available information about expected recoverable value. The estimate is dependent upon factors such as historical trends of similar merchandise, inventory aging, historical and forecasted consumer demand and promotional environment.

(m) Investments

The Group uses the equity method to account for an equity investment over which it has significant influence but does not own a majority equity interest or otherwise control. The Group records equity method adjustments in share of earnings and losses. Equity method adjustments include the Group's proportionate share of investee income or loss, adjustments to recognize certain differences between the Group's carrying value and its equity in net assets of the investee at the date of investment, impairments, and other adjustments required by the equity method. Dividends received are recorded as a reduction of carrying amount of the investment. Cumulative distributions that do not exceed the Group's cumulative equity in earnings of the investee are considered as a return on investment and classified as cash inflows from operating activities. Cumulative distributions in excess of the Group's cumulative equity in the investee's earnings are considered as a return of investment and classified as cash inflows from investing activities.

Equity investments with readily determinable fair value and over which the Group does not have significant influence are initially and subsequently recorded at fair value, with changes in fair value reported in earnings.

Equity securities without readily determinable fair values and over which the Group does not have significant influence are measured and recorded using a measurement alternative that measures the securities at cost minus impairment, if any, and plus or minus changes resulting from qualifying observable price changes.

(n) Property and equipment, net

Property and equipment are stated at cost less accumulated depreciation and impairment. Property and equipment are depreciated at rates sufficient to write off their costs less impairment and residual value, if any, over the estimated useful lives on a straight-line basis. The estimated useful lives and residual rates are as follows:

Classification	Useful years	Residual rate
Electronic devices	3 years	0% – 5%
Vehicle	5 years	5%
Furniture and office equipment	5 years	5%
Machinery	10 years	5%
Buildings	44 years	5%
Leasehold improvement	Over the shorter of the expected life of leasehold improvements or the lease term	0%

2. SUMMARY OF SIGNIFICANT PRINCIPAL ACCOUNTING POLICIES (CONTINUED)

(n) Property and equipment, net (Continued)

Repairs and maintenance costs are charged to expenses as incurred, whereas the cost of renewals and betterment that extends the useful lives of property and equipment are capitalized as additions to the related assets. Gains and losses from the disposal of property and equipment are included the consolidated statements of operations.

(o) Intangible assets, net

Intangible assets and the related useful lives are as follows:

Item	Useful years
Internally developed software	3 years
Trademark	10 years
Supplier relationship	10 years
Customer relationship	From 2 years to 10 years
Brand	5 years
Franchising	8 years
Technology	From 3 years to 5 years

Intangible assets are recorded at the cost to acquire these assets less accumulated amortization. Amortization of intangible assets is computed using the straight-line method over their estimated useful lives.

For internally developed software, the Group expenses all internal-use software costs incurred in the preliminary project stage and capitalized direct costs associated with the development of internal-use software. The internally developed software consisted mainly of order management, customer management and retailing solution systems.

Trademark, supplier relationship, customer relationship, brand, franchising and technology are acquired from the Group's business combinations.

(All amounts in thousands, except for share and per share data)

2. SUMMARY OF SIGNIFICANT PRINCIPAL ACCOUNTING POLICIES (CONTINUED)

(p) Goodwill

Goodwill represents the excess of the purchase consideration over the fair value of the identifiable tangible and intangible assets acquired and liabilities assumed from the acquired entity as a result of the Company's acquisition of interests in a subsidiary. Goodwill is not amortized but is tested for impairment on an annual basis, or more frequently if events or changes in circumstances indicate that it might be impaired.

Goodwill is not depreciated or amortized but is tested for impairment on an annual basis as of December 31, and in between annual tests when an event occurs or circumstances change that could indicate that the asset might be impaired. In accordance with ASU 2017-04, Intangibles – Goodwill and Other (Topic 350): Simplifying the Test for Goodwill Impairment ("ASU 2017-04") issued by the Financial Accounting Standards Board ("FASB") guidance on testing of goodwill for impairment, the Group first assesses qualitative factors to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount. If as a result of its qualitative assessment, that it is more likely than not that the fair value of a reporting unit is less than its carrying amount, the quantitative impairment test is mandatory. Otherwise, no further testing is required. The quantitative impairment test consists of a comparison of the fair value of each reporting unit with its carrying amount, including goodwill. If the carrying amount of each reporting unit exceeds its fair value, an impairment loss equal to the difference between the fair value of the reporting unit and its carrying amount will be recorded.

(q) Impairment of long-lived assets

The Group evaluates the recoverability of long-lived assets with determinable useful lives whenever events or changes in circumstances indicate that an asset's carrying amount may not be recoverable. The Group measures the carrying amount of long-lived asset against the estimated undiscounted future cash flows associated with it. Impairment exists when the sum of the expected future net cash flows is less than the carrying value of the asset being evaluated. Impairment loss is calculated as the amount by which the carrying value of the asset exceeds its fair value. Fair value is estimated based on various valuation techniques and assumptions including future cash flows over the life of the asset being evaluated and discount rate. These assumptions require significant judgment and may differ from actual results. No impairment was recognized for any of the years ended December 31, 2021, 2022 and 2023.

2. SUMMARY OF SIGNIFICANT PRINCIPAL ACCOUNTING POLICIES (CONTINUED)

(r) Revenue

The Group provides brand e-commerce solutions to its brand partners. And its revenues are derived principally from product sales and provision of services.

Product Sales

The Group generates product sales revenues primarily through selling products purchased from brand partners and/or their authorized distributors to customers under the distribution model. Under this model, the Group identifies one performance obligation which is to sell goods directly to the customers through online stores it operates. Revenue under the distribution model is recognized on a gross basis and presented as product sales on the consolidated statements of operations, because (i) the Group rather than the brand partner, is primarily responsible for fulfilling the promise to provide the specified good; (ii) the Group bears the physical and general inventory risk once the products are delivered to its warehouse; and (iii) the Group has discretion in establishing price.

Upon acquisition of Gap in February 2023, product sales revenue also includes selling products of own brands through both offline stores and online stores.

Product sales, net of discounts, return allowances, value added tax and related surcharges are recognized when customers accept the products upon delivery. Revenues are measured as the amount of consideration the Group expects to receive in exchange for transferring products to customers. Return allowances, which reduce revenue, are estimated utilizing the most likely amount method based on historical data the Group has maintained and its analysis of returns by categories of products.

The majority of the Group's customers make online payments through third-party payment platforms when they place orders on websites of the Group's online stores. The funds will not be released to the Group by these third-party payment platforms until the customers accept the delivery of the products at which point the Group recognizes sales of products. A portion of the Group's customers pay upon the receipt of products. The Group's delivery service providers collect the payments from its customers for the Group. The Group records a receivable on the balance sheet with respect to cash held by third-party couriers.

2. SUMMARY OF SIGNIFICANT PRINCIPAL ACCOUNTING POLICIES (CONTINUED)

(r) Revenue (Continued)

Services

The Group acts as a service provider, under the consignment or service fee model, to facilitate its brand partners' online sales of their branded products with the performance obligations to provide a variety of e-commerce services, which may include any combination of IT solutions, online store operation, digital marketing, customer service and warehousing and fulfillment services. Each type of the services provided is considered as one performance obligation as they are distinct from other services. Most of the Group's service contracts include multiple performance obligations. The Group charges its brand partners a combination of fixed fees and/or variable fees based on the value of merchandise sold, number of orders fulfilled or other variable factors. The transaction price is allocated to each performance obligation using the relative stand-alone selling price. The Group generally determines the stand-alone selling price based on the prices charged to comparable customers or expected cost plus margin.

Revenue generated from IT solutions such as one-time online store design and setup services is recognized when the services are rendered while revenue generated from other types of services are recognized over the service term. The Group applies the practical expedient to recognize revenue from the services, except for one-time online store design and setup services, in the amount which the Group has a right to invoice on a monthly basis with a credit period of one month to four months.

The Group acts as the principal in its service provision but not in product sales of its brand partners, and therefore, only recognizes service fees as revenue in the consolidated statements of operations. All the costs that the Group incurs in the provision of services are classified as operating expenses on the consolidated statements of operations.

Contract balances

Timing of revenue recognition may differ from the timing of invoicing to customers. Accounts receivable represents amounts invoiced and revenue recognized prior to invoicing when the Group has satisfied its performance obligation and has the unconditional right to payment.

The Group sometimes receives advance payments from consumers before the service is rendered, which is recorded as advance from customers included in the accrued expenses and other current liabilities on the consolidated balance sheet.

Practical Expedients and Exemptions

The Group elects not to disclose the value of unsatisfied performance obligations for (i) contracts with an original expected length of one year or less (ii) contracts for which the Group recognizes revenue at the amount it has the right to invoice for services performed and (iii) contracts with variable consideration related to wholly unsatisfied performance obligations.

2. SUMMARY OF SIGNIFICANT PRINCIPAL ACCOUNTING POLICIES (CONTINUED)

(s) Cost of products

Cost of product consists of the purchase price of products and inbound shipping charges, as well as inventory write-downs. Shipping charges to receive products from the suppliers are included in the inventories, and recognized as cost of products upon sale of the products to the customers. Cost of products does not include other direct costs related to product sales such as shipping and handling expense, payroll and benefits of logistic staff, logistic centers rental expenses and depreciation expenses, etc. Therefore, the Group's cost of products may not be comparable to other companies which include such expenses in their cost of products.

(t) Rebates

Rebates are provided by brand partners under the distribution model and determined based on the product purchase volume on a monthly, quarterly or annual basis. The Group accounts for the volume rebates as a reduction to the price it pays for the products subject to the rebate determination. Volume rebates are estimated based on the Group's past experience and current forecasts and recognized as the Group makes progress towards the purchase threshold. Rebates are also provided as negotiated between the Group and its brand partners, which is recorded as reductions of cost of products in the consolidated statements of operations when the amounts are agreed by both parties.

(u) Fulfillment

Fulfillment costs represent shipping and handling expenses, payment processing and related transaction costs, rental expenses of leased warehouses, packaging material costs and costs incurred in outbound shipping, and operating and staffing the Group's fulfillment and customer service center, including costs attributable to buying, receiving, inspecting and warehousing inventories and picking, packaging and preparing customer orders for shipment.

(v) Sales and marketing

Sales and marketing expenses consist of payroll, bonus and benefits of sales and marketing staff, advertising costs, agency fees and costs for promotional materials. Advertising costs are expensed as incurred.

Advertising and promotion costs are primarily related to the provision of marketing and promotion services to brand clients and consist of fees the Group pays to third party venders for advertising and promotion on various online and offline channels. Such costs were included as sales and marketing in the consolidated statements of operations and totaled RMB1,359,991, RMB1,324,908 and RMB1,249,110 for the years ended December 31, 2021, 2022 and 2023, respectively.

2. SUMMARY OF SIGNIFICANT PRINCIPAL ACCOUNTING POLICIES (CONTINUED)

(w) Technology and content

Technology and content expenses consist primarily of technology infrastructure expenses, payroll and related expenses for employees in technology and system department, editorial content costs, as well as costs associated with computers, storage and telecommunication infrastructure for internal use.

(x) General and administrative

General and administrative expenses consist of payroll related expenses for corporate employees, professional service fees, brand management costs, allowance for credit losses and other corporate overhead costs.

(y) Other operating income (expense), net

Other operating income mainly consists of government subsidies.

Government subsidies consist of cash subsidies received by the Company's subsidiaries in the PRC from local governments. Subsidies received as incentives for conducting business in certain local districts with no performance obligation or other restriction as to the use are recognized when cash is received. Cash subsidies of RMB41,256, RMB72,883 and RMB92,895 were included in other operating income (expenses), net for the years ended December 31, 2021, 2022 and 2023, respectively. Subsidies received with performance obligations are recognized when all the obligations have been fulfilled.

2. SUMMARY OF SIGNIFICANT PRINCIPAL ACCOUNTING POLICIES (CONTINUED)

(z) Share-based compensation

The Company grants share options and restricted share units to eligible employees, management and directors and accounts for these share-based awards in accordance with ASC 718 *Compensation-Stock Compensation.*

Employees' share-based awards are measured at the grant date fair value of the awards and recognized as expenses (a) immediately at grant date if no vesting conditions are required; or (b) over the requisite service period, net of estimated forfeitures.

All transactions in which goods or services are received in exchange for equity instruments are accounted for based on the fair value of the consideration received or the fair value of the equity instrument issued, whichever is more reliably measurable.

In determining the fair value of the restricted share units granted, the closing market price of the underlying shares on the grant date is applied.

Forfeitures are estimated at the time of grant and revised in the subsequent periods if actual forfeitures differ from those estimates.

For modification of share-based awards, the Company records the incremental fair value of the modified award as share-based compensation on the date of modification for vested awards or over the remaining vesting period for unvested awards with any remaining unrecognized compensation expenses of the original awards. The incremental compensation is the excess of the fair value of the modified award on the date of modification over the fair value of the original award immediately before the modification.

2. SUMMARY OF SIGNIFICANT PRINCIPAL ACCOUNTING POLICIES (CONTINUED)

(aa) Income tax

Current income taxes are provided for in accordance with the laws of the relevant taxing authorities. The Group accounts for current income taxes on the basis of net income for financial reporting purposes, adjusted for income and expense items which are not assessable or deductible for income tax purposes, in accordance with the regulations of the relevant tax jurisdictions.

The Group accounts for income taxes using the asset and liability method. Under this method, deferred tax assets and liabilities are determined based on the temporary differences between the financial statements carrying amounts and tax bases of existing assets and liabilities by applying enacted statutory tax rates that will be in effect in the period in which the temporary differences are expected to reverse. Deferred tax assets are reduced by a valuation allowance when, based upon the weight of available evidence, it is more likely than not that some portion or all of the deferred tax assets will not be realized. The effect on deferred taxes of a change in tax rates is recognized in the consolidated statements of operations in the period of change.

The impact of an uncertain income tax position on the income tax return is recognized at the largest amount that is more-likely-than-not to be sustained upon audit by the relevant tax authority. An uncertain income tax position will not be recognized if it has less than a 50% likelihood of being sustained. Interest and penalties on income taxes will be classified as a component of the provisions for income taxes.

(All amounts in thousands, except for share and per share data)

2. SUMMARY OF SIGNIFICANT PRINCIPAL ACCOUNTING POLICIES (CONTINUED)

(ab) Operating leases as lessee

Under the lease accounting standard, the Company determines if an arrangement is a lease or contains a lease at lease inception. For operating leases, the Company recognizes a right-of-use asset and a lease liability based on the present value of the lease payments over the lease term on the consolidated balance sheets at commencement date. The Company estimates its incremental borrowing rate based on the information available at the commencement date in determining the present value of lease payments. The incremental borrowing rate is estimated to approximate the interest rate on a collateralized basis with similar terms and payments, and in economic environments where the leased asset is located. Lease expense is recorded on a straight-line basis over the lease term.

The Company elected the practical expedient not to separate lease and non-lease components of contracts and the short-term lease exemption for all contracts with lease terms of 12 months or less.

The land use right acquired in 2017 represents lease prepayments to the local government authorities which is separately presented in the consolidated balance sheets. The Company determines its land use right agreement contains an operating lease. Land use right is carried at cost less accumulated amortization and impairment losses.

Amortization has been provided on a straight-line basis over 44 years, the life of the land use right. The amortization expenses of the land use right were RMB1,026 for the years ended December 31, 2021, 2022, and 2023, respectively. As of December 31, 2023, the land use right has a remaining useful life of 38 years.

(ac) Comprehensive income

Comprehensive income is defined to include all changes in equity except those resulting from investments by owners and distributions to owners. For the periods presented, the Group's comprehensive income includes net income and foreign currency translation adjustments and is presented in the consolidated statements of comprehensive income.

(ad) Earnings (Loss) per share

Basic earnings per ordinary share is computed by dividing net income attributable to ordinary shareholders by weighted average number of ordinary shares outstanding during the period.

Diluted earnings per ordinary share reflects the potential dilution that could occur if securities or other contracts to issue ordinary shares were exercised or converted into ordinary shares, which consist of the ordinary shares issuable upon the conversion of the convertible senior notes (using the if-converted method) and ordinary shares issuable upon the exercise of stock options and vest of restricted share units (using the treasury stock method).

The loaned shares under the ADS lending agreement are excluded from both the basic and diluted earnings per share calculation unless default of the ADS lending arrangement occurs, which the Group considers improbable.

2. SUMMARY OF SIGNIFICANT PRINCIPAL ACCOUNTING POLICIES (CONTINUED)

(ae) Redeemable non-controlling interests

Redeemable non-controlling interests ("RNCI") represent interests of certain third parties that are not mandatorily redeemable but redeemable for cash at a fixed or determinable price or a fixed or determinable date, at the option of the holder or upon the occurrence of an event that is not solely within the control of the Company. These interests are classified in the "redeemable non-controlling interest" section of the consolidated balance sheet, outside of shareholders' equity. RNCI are initially recorded at the acquisition date fair value and subsequently are recorded at the higher of (1) the cumulative amount that would result from applying the measurement guidance in ASC 810-10 (i.e., initial carrying amount, increased or decreased for the noncontrolling interest's share of net income or loss, OCI or other comprehensive loss, and dividends) or (2) the redemption price. When it is probable that the noncontrolling interests that are not currently redeemable will become redeemable, the Group recognizes changes in the redemption price immediately as they occur.

(af) Business combinations

U.S. GAAP requires that all business combinations to be accounted for under the acquisition method. Following the acquisition method, the cost of an acquisition is measured as the aggregate of the fair value at the date of exchange of the assets given, liabilities incurred, and equity instruments issued. The costs directly attributable to the acquisition are expensed as incurred. Identifiable assets, liabilities and contingent liabilities acquired or assumed are measured separately at their fair values as of the acquisition date, irrespective of the extent of any non-controlling interests. The excess of (i) the total of cost of acquisition, fair value of the non-controlling interests and acquisition date fair value of any previously held equity interest in the acquiree over (ii) the fair value of the identifiable net assets of the acquiree is recorded as goodwill. If the cost of acquisition is less than the fair value of the net assets of the subsidiary acquired, the difference is recognized directly in the consolidated statements of operations and comprehensive loss.

The determination and allocation of fair values to the identifiable assets acquired and liabilities assumed is based on various assumptions and valuation methodologies requiring considerable management judgments. The most significant variables in these valuations are discount rates, terminal values, the number of years on which to base the cash flow projections, as well as the assumptions and estimates used to determine the cash inflows and outflows. Management determines discount rates to be used based on the risk inherent in the related activity's current business model and industry comparisons. Terminal values are based on the expected life of assets and forecasted life cycle and forecasted cash flows over that period. Although the Group believes that the assumptions applied in the determination are reasonable based on information available at the date of acquisition, actual results may differ from the forecasted amounts and the difference could be material.

(All amounts in thousands, except for share and per share data)

2. SUMMARY OF SIGNIFICANT PRINCIPAL ACCOUNTING POLICIES (CONTINUED)

(ag) Treasury Stock

Treasury shares represent ordinary shares repurchased by the Company that are no longer outstanding and are held by the Company. The repurchase of ordinary shares is accounted for under the cost method whereby the entire cost of the acquired stock is recorded as treasury stock. When the treasury stock is retired, an excess of repurchase price over par is allocated between additional paid-in capital and retained earnings.

(ah) Segment information

Prior to January 31, 2023, the Group operates its business in a single segment. With the acquisition of GAP Shanghai, the Group reorganized its business into two segments: E-Commerce segment and Brand Management segment. The segment information is set out in Note 27.

(ai) Recently issued accounting pronouncements

In December, 2022, the FASB issued ASU 2022-06 to defer the sunset date of ASC 848 until December 31, 2024. The Update extends the period of time preparers can utilize the reference rate reform relief guidance. The ASU became effective upon issuance. In December 2022, we adopted the updated standard and the adoption of this standard did not have a material impact on our financial statements and related disclosures.

In December 2021, the Organization for Economic Cooperation and Development ("OECD"), which is an international public policy setting organization comprised of member countries including the U.S., published a proposal for the establishment of a global minimum tax rate of 15% (the "Pillar Two rule"). The OECD has recommended that the Pillar Two rule become effective for fiscal years beginning after January 1, 2024, member counties are in various stages of implementation and the OECD continues to refine technical guidance. We are closely monitoring developments of the Pillar Two rule and are currently evaluating the potential impact in each of the countries we operate in.

(All amounts in thousands, except for share and per share data)

3. REVENUE

For the years ended December 31, 2021, 2022 and 2023, substantially all of the Group's revenues were generated in the PRC. The disaggregated revenues by types and the timing of transfer of goods or services were as follows:

Disaggregation of revenues

	For Year Ended December 31,		
	2021	2022	**2023**
	RMB	RMB	**RMB**
Product sales recognized at point of time	3,873,589	2,644,214	**3,357,202**
Service			
– revenues recognized over time	5,479,799	5,675,173	**5,344,173**
– revenues recognized at point of time	42,868	81,244	**110,638**
Total revenue	9,396,256	8,400,631	**8,812,013**

Contract Liability

The movement of the advances from customers for the years ended December 31, 2021 and 2022 were as follows:

	Advances from Customers
Opening Balance as of January 1, 2022	63,677
Net increase	57,181
Ending Balance as of December 31, 2022	120,858
Net increase	42,379
Ending Balance as of December 31, 2023	**163,237**

Revenues amounted to RMB63,677 and RMB120,858 were recognized in the years ended December 31, 2022 and 2023 respectively, that were included in the balance of advance from customers at the beginning of the respective year.

(All amounts in thousands, except for share and per share data)

4. ACCOUNTS RECEIVABLE, NET

Accounts receivable, net, consists of the following:

	As of December 31,	
	2022	**2023**
	RMB	**RMB**
Accounts receivable	2,413,173	**2,309,466**
Allowance for credit losses:		
Balance at beginning of the year	(118,724)	**(120,495)**
Additions	(1,494)	**(2,187)**
Exchange loss	(7,921)	**(3,017)**
Write-offs	7,644	**962**
Balance at end of the year	(120,495)	**(124,737)**
Accounts receivable, net	2,292,678	**2,184,729**

An aging analysis based of accounts receivable on the relevant invoice dates is as follows:

	As of December 31,	
	2022	**2023**
	RMB	**RMB**
0-3 months	1,969,791	**1,988,582**
3-6 months	154,792	**89,732**
6-12 months	53,365	**37,908**
Over 1 year	235,225	**193,244**
Accounts receivable, gross	2,413,173	**2,309,466**

(All amounts in thousands, except for share and per share data)

5. INVENTORIES

Inventories consist of the following:

	As of December 31,	
	2022	**2023**
	RMB	**RMB**
Products	942,926	**1,042,131**
Packing materials and others	71	**2,985**
Inventories	942,997	**1,045,116**

Inventories write-downs of RMB89,516, RMB161,596 and RMB152,904 were recorded in cost of products in the consolidated statements of operations for the years ended December 31, 2021, 2022 and 2023, respectively.

6. PREPAYMENTS AND OTHER CURRENT ASSETS

Prepayments and other current assets consist of the following:

	As of December 31,	
	2022	**2023**
	RMB	**RMB**
Rebate receivable from suppliers	239,816	**197,775**
Value-added tax ("VAT") recoverable	125,644	**133,727**
Prepaid expenses	84,268	**100,970**
Deposits[(1)]	62,889	**54,248**
Interest receivables	11,352	**58,756**
Employee advances[(2)]	8,428	**5,645**
Others	22,018	**39,229**
Prepayment and other current assets	554,415	**590,350**

(1) Deposits represent rental deposits and deposits paid to third-party platforms.

(2) Employee advances represent cash advanced to online store managers for store daily operation, such as online store promotion activities.

(All amounts in thousands, except for share and per share data)

7. PROPERTY AND EQUIPMENT, NET

Property and equipment, net, consists of the following:

	As of December 31,	
	2022	**2023**
	RMB	**RMB**
Electronic devices	235,628	**286,369**
Vehicle	5,241	**6,008**
Furniture and office equipment	151,498	**202,682**
Leasehold improvement	565,497	**470,645**
Machinery	61,889	**122,371**
Buildings	201,129	**405,520**
Total	1,220,882	**1,493,595**
Accumulated depreciation and amortization	(526,436)	**(642,444)**
Property and equipment, net	694,446	**851,151**

Depreciation and amortization expenses were RMB135,497, RMB121,693 and RMB166,803 for the years ended December 31, 2021, 2022 and 2023, respectively.

8. INTANGIBLE ASSETS, NET

Intangible assets, net, consist of the following:

	As of December 31,	
	2022	**2023**
	RMB	**RMB**
Internally developed software	401,236	**466,431**
Trademark	1,074	**1,074**
Supplier relationship	15,620	**15,620**
Customer relationship	146,701	**146,701**
Brand	12,100	**26,400**
Technology	19,500	**19,500**
Accumulated amortization	(285,507)	**(369,306)**
Intangible assets, net	310,724	**306,420**

Amortization expenses for intangible assets were RMB70,414, RMB73,824 and RMB83,799 for the years ended December 31, 2021, 2022 and 2023, respectively. Estimated amortization expenses of the existing intangible assets for the next five years are RMB71,410, RMB54,968, RMB20,143, RMB18,084 and RMB17,299, respectively.

(All amounts in thousands, except for share and per share data)

9. BUSINESS ACQUISITION

(a) Acquisition of Gap (Shanghai) Commercial Co., Ltd. ("Gap SH")

Gap SH was wholly owned by Gap Inc. ("Gap"), America's largest specialty apparel company, offering apparel, accessories, and personal care products for women, men, and children. Gap opened its first China store in 2010. In February 2023, the Group acquired 100% equity interest of GAP SH for a total cash consideration of RMB176,385.

The transaction was considered a business acquisition and therefore was recorded using the acquisition method of accounting. The allocation of the purchase price based on the fair values of the acquired assets and liabilities as of the date of acquisition is summarized as follows:

	Amounts RMB'000
Total cash consideration	176,385
Total assets	960,230
Total liabilities	(780,377)
Total net assets	179,853
Gain on acquisition of a subsidiary	(3,468)

(b) Acquisition of Shanghai Mansen Brand Management Co., Ltd ("Mansen")

Mansen is committed to creating a beauty and health brand that conforms to the health and ecological management of Chinese consumers. In April 2023, the Group acquired 51% equity interest of Mansen for a total cash consideration of RMB32,640 and recognized a goodwill of RMB10,588.

(c) Acquisition of Hangzhou Baichen Technology Co., Ltd ("Baichen")

Baichen is committed to provision of professional comprehensive service specializing in digital marketing for renowned brands across the country. In October 2023, the Group increased its equity interest of Baichen to 51% for a total cash consideration of RMB3,112 and recognized a goodwill of RMB762.

The transaction costs related to the above acquisitions were immaterial. The financial results of the acquired businesses, which are not material, have been included in the Company's consolidated financial statements for the period subsequent to their acquisitions. Pro forma information is not presented for the acquisitions as the impact to the consolidated financial statements is not material.

Goodwill was recognized as a result of expected synergies from combining operations of the Group and acquired business and other intangible assets that don't qualify for separate recognition. Goodwill is not amortized and is not deductible for tax purposes.

(All amounts in thousands, except for share and per share data)

10. LONG TERM INVESTMENTS

Long term investments, consist of the following:

	As of December 31,	
	2022	**2023**
	RMB	**RMB**
Equity method investees	69,828	**144,464**
Equity securities measured at fair value	112,115	**44,260**
Equity securities without readily determinable fair values	87,750	**170,405**
	269,693	**359,129**

(a) Investments accounted for under the equity method

	As of December 31,	
	2022	**2023**
	RMB	**RMB**
Beijing Pengtai Baozun E-commerce Co., Ltd. (1)	45,451	**54,934**
Hangzhou Juxi Technology Co., Ltd. (2)	14,077	**13,941**
Hunter Gcsea Limited (3)	–	**74,657**
Others	10,300	**932**
	69,828	**144,464**

(1) In January 2018, the Group invested RMB13,328 to establish an E-commerce joint venture with Beijing Pengtai Interactive Advertising Co., Ltd. ("Beijing Pengtai") through a joint venture agreement. Baozun holds 49% equity interest and Beijing Pengtai holds 51% equity interest. Share of income in equity method investment of RMB8,145, RMB8,412 and RMB9,483 was recognized for the years ended December 31, 2021, 2022 and 2023, respectively.

(2) In June 2019, the Group entered into an agreement with Hangzhou Juxi Technology Co., Ltd. ("Juxi") to acquire 10% equity interest with a total consideration of RMB15,000. As the Group has significant influence over Juxi, it is accounted for under the equity method of accounting. Share of income of RMB60 and loss of RMB414 and loss of RMB136 in equity method investment was recognized for the years ended December 31, 2021, 2022 and 2023, respectively.

(3) In October 2023, the Group entered into an agreement with ABG HUNTER LLC ("ABG") to form a joint venture company which is Hunter Gcsea Limited to expand ABG's portfolio of brands' business. Baozun holds 51% equity interest and ABG holds 49% equity interest. As the Group only has significant influence over Hunter Gcsea Limited, all major operational decisions required written consent from the other shareholder, it is accounted for under the equity method of accounting.

(All amounts in thousands, except for share and per share data)

10. LONG TERM INVESTMENTS (CONTINUED)

(b) Investments in equity securities measured at fair value

In January 2021, Baozun entered into a share purchase agreement with iClick, an independent online marketing and enterprise data solutions provider in China, and purchased 649,349 newly issued Class B ordinary shares ("Issued Class B Shares") of iClick at an aggregate subscription price of approximately US$17.2 million. Holders of Class B ordinary shares of iClick are entitled to 20 votes per share. Pursuant to the share purchase agreement with an existing shareholder of iClick, Baozun purchased 2,471,468 American Depositary Shares ("ADSs") at an aggregate purchase price of approximately US$32.8 million. Two ADSs represent one Class A ordinary share of iClick. Holders of Class A ordinary shares of iClick are entitled to one vote per share. After the closing of the above transactions, Baozun acquired and beneficially owns approximately 4% of iClick's total outstanding shares, representing approximately 10% total voting equity of iClick. Since the Company cannot exercise significant influence on the investee, the investment is recorded as equity securities measured at fair value. As of December 31, 2022 and 2023, the ending balance was RMB10,020 and RMB10,261, respectively. An unrealized investment loss of RMB209,956, RMB102,035 and gain of RMB65 was recognized for the years ended December 31, 2021, 2022 and 2023, respectively.

In June 2021, the Group acquired 4,908,939 Class B preferred shares of Fosun Fashion Group (Cayman) Limited ("Fosun"), a private company, which represents 1.57% voting interests, at an aggregate subscription price of RMB76,716. Since the investment was not in-substance common stock, the investment was recorded as equity securities without determinable fair value as of December 31, 2021.Fosun was renamed as Lanvin Group("Lanvin") in October 2021. In December 2022, the Group further acquired 300,000 ordinary shares of Lanvin with a consideration of RMB21,170. On December 15, 2022, Lanvin got listed on New York stock Exchange and the 4,908,939 Class B preferred shares was converted into 1,321,790 ordinary shares. As of December 31, 2022 and 2023, the ending balance was RMB102,095 and RMB33,999, respectively. The investment was measured at fair value and an unrealized investment gain of RMB4,208 and loss of RMB68,096 was recognized for the year ended December 31, 2022 and 2023, respectively.

(All amounts in thousands, except for share and per share data)

10. LONG TERM INVESTMENTS (CONTINUED)

(c) Investments in equity securities without readily determinable fair values

Investments in equity securities without readily determinable fair value were RMB87,750 and RMB170,405 for the years ended December 31, 2022 and 2023, respectively. The carrying amount of the investments as of December 31, 2023 is composed by investments in five private companies. Since the investments are not in-substance common stock which are accounted for as investments in equity securities without readily determinable fair value.

The Group is required to perform an impairment assessment of its investment whenever events or changes in business circumstances indicate that the carrying value of the investment may not be fully recoverable. The Group recognized impairment losses of RMB3,541, RMB8,400, and RMB nil for the years ended December 31, 2021, 2022 and 2023, respectively.

11. GOODWILL IMPAIRMENT

The changes in the carrying amount of goodwill of E-Commerce segment for the years ended December 31, 2022 and 2023 were as follows:

	E-Commerce Segment RMB
Balance at January 1, 2022	
Goodwill	397,904
Accumulated impairment loss	–
	397,904
Goodwill disposed during the year	(48,423)
Balance at December 31, 2022	
Goodwill	349,481
Accumulated impairment loss	(13,155)
	336,326
Goodwill acquired during the year	**11,350**
Balance at December 31, 2023	
Goodwill	**360,831**
Accumulated impairment loss	**(48,367)**
	312,464

(All amounts in thousands, except for share and per share data)

11. GOODWILL IMPAIRMENT (CONTINUED)

There was no goodwill assigned to Brand Management segment. The Group determined that there were five reporting units as of December 31, 2023, BolTone, Morefun, eFashion, Mansen and Baozun within E-Commerce segment (see Note 26 "Segment Information") with goodwill balances of RMB75,761, RMB59,090, RMB135,515, RMB10,588 and RMB79,877, respectively. The Group performed qualitative assessment for all the reporting units and concluded only for BolTone and Baozun reporting unit, it was more likely than not the fair value was less than the carrying value and therefore performed quantitative impairment test on the goodwill of BolTone and Baozun reporting unit using discounted cash flow method based on the forecast for future operations.

Due to the sensitivity of BZ and BLT's operations to changes in the economy, the Group recognized impairment loss of nil, RMB13,155 and RMB35,212 for the years ended December 31, 2021, 2022 and 2023, respectively.

12. SHORT-TERM LOANS

The short-term loans as of December 31, 2022 and 2023 were as follows:

	As of December 31,	
	2022	**2023**
	RMB	**RMB**
Short-term loans		
Short-term bank borrowings	1,016,071	**1,115,721**

Short-term bank borrowings

The Group entered into one-year credit facilities with several Chinese commercial banks that provide revolving line of credit for the Group. Under such credit facilities, the Group can borrow up to RMB3,329,012 and RMB3,715,846 for the years ended December 31, 2022 and 2023, respectively, which can only be used to maintain daily operation.

As of December 31, 2022, the Group had drawn short-term bank borrowings from the credit facilities in the amount of RMB1,016,071. Credit facilities in the amounts of RMB8,664 and RMB400,873 were used to issue the letters of guarantee with an aggregate amount of RMB17,342 and notes payable with an aggregate amount of RMB487,837, respectively. As such, RMB1,903,404 of the credit facilities was available for future borrowing at the end of 2022. The credit facilities expired during 2023.

As of December 31, 2023, the Group had drawn short-term bank borrowings from the credit facilities in the amount of RMB1,115,721. Credit facilities in the amounts of RMB107,196 and RMB183,245 were used to issue the letters of guarantee with an aggregate amount of RMB127,773 and notes payable with an aggregate amount of RMB506,629, respectively. As such, RMB2,309,684 of the credit facilities was available for future borrowing at the end of 2023. The credit facilities will expire during 2024.

(All amounts in thousands, except for share and per share data)

13. ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

Accrued expenses and other current liabilities consist of the following:

	As of December 31,	
	2022	**2023**
	RMB	**RMB**
Logistics expenses accruals	303,880	**267,040**
Advances from customers	120,858	**163,237**
Outsourced labor cost payable	74,698	**111,318**
Salary and welfare payable	223,843	**196,018**
Professional fee accruals	24,786	**23,408**
Marketing expenses accruals	177,084	**217,995**
Other tax payable	10,567	**27,358**
Sales return accrual	1,497	**20,869**
Consideration payable	75,453	**75,244**
Others	12,874	**85,692**
Accrued expenses and other current liabilities	1,025,540	**1,188,179**

14. AGING ANALYSIS FOR ACCOUNTS AND NOTES PAYABLE

Accounts and notes payable consist of the following:

	As of December 31,	
	2022	**2023**
	RMB	**RMB**
Accounts payable	474,732	**563,562**
Notes payable	487,837	**506,629**

An aging analysis of accounts payable based on the relevant invoice dates is as follows:

	As of December 31,	
	2022	**2023**
	RMB	**RMB**
0-12 months	474,732	**563,562**
Over 1 year	–	**–**
Accounts payable, gross	474,732	**563,562**

An aging analysis of notes payable based on the relevant issuance dates is as follows:

	As of December 31,	
	2022	**2023**
	RMB	**RMB**
0-12 months	487,837	**506,629**
Over 1 year	–	**–**
Notes payable, gross	487,837	**506,629**

(All amounts in thousands, except for share and per share data)

15. DIRECTOR'S REMUNERATION

Directors' remuneration for the years ended December 31, 2022 and 2023, disclosed pursuant to the applicable Listing Rules and Hong Kong Companies Ordinance, is as follows:

	Year ended December 31, 2023					
	Directors' fee RMB	Salaries and other allowances RMB	Discretionary bonus RMB	Share-based payment expenses RMB	Retirement benefits scheme contributions RMB	Total RMB
Executive directors						
Mr. Vincent Wenbin Qiu	5,685	–	–	20,703	84	26,472
Mr. Junhua Wu	–	–	–	6,255	68	6,323
Ms. Yang Liu	–	–	–	–	–	–
Mr. Satoshi Okada	–	–	–	–	–	–
Independent non-executive directors						
Mr. Yiu Pong Chan	426	–	–	170	–	596
Ms. Bin Yu (resigned in May 2023)	142	–	–	170	–	312
Mr. Steve Hsien-Chieng Hsia	426	–	–	170	–	596
Mr. Benjamin Changqing Ye	426	–	–	170	–	596
Total	7,105	–	–	27,638	152	34,895

	Year ended December 31, 2022					
	Directors' fee RMB	Salaries and other allowances RMB	Discretionary bonus RMB	Share-based payment expenses RMB	Retirement benefits scheme contributions RMB	Total RMB
Executive directors						
Mr. Vincent Wenbin Qiu	6,318	–	–	18,751	–	25,069
Mr. Junhua Wu	–	–	–	9,035	–	9,035
Ms. Yang Liu	–	–	–	–	–	–
Mr. Satoshi Okada	–	–	–	–	–	–
Independent non-executive directors						
Mr. Yiu Pong Chan	402	–	–	170	–	572
Ms. Bin Yu (resigned in May 2023)	402	–	–	170	–	572
Mr. Steve Hsien-Chieng Hsia	402	–	–	170	–	572
Mr. Benjamin Changqing Ye	402	–	–	170	–	572
Total	7,926	–	–	28,466	–	36,392

The executive directors' emoluments shown above were for their services in connection with the management of the affairs of the Company and the Group.

(All amounts in thousands, except for share and per share data)

15. DIRECTOR'S REMUNERATION (CONTINUED)

The independent non-executive directors' emoluments shown above were for their services as directors of the Company.

There was no arrangement under which a director or the chief executive waived or agreed to waive any remuneration during the year.

16. FIVE HIGHEST PAID EMPLOYEES

The five highest paid employees for the years ended December 31, 2022 and 2023, included in the following number of directors and non-directors.

	As of December 31,	
	2022	**2023**
	RMB	**RMB**
Directors	2	**2**
Non-directors	3	**3**
Total	5	**5**

Details of the remuneration for the years ended December 31, 2022 and 2023, of the five highest paid employees who are non-directors as follows:

	As of December 31,	
	2022	**2023**
	RMB	**RMB**
Salaries, bonus and other emoluments	7,708	**10,723**
Share-based compensation	11,989	**16,979**
Pension cost – defined contribution plans	27	**68**
Welfare, medical and other benefits	106	**77**
Total	19,830	**27,847**

The number of the highest paid employees who are not the directors of the Company whose remuneration fell within the following bands is as follows:

	As of December 31,	
	2022	**2023**
	No. of employees	**No. of employees**
HKD5,500,001 to HKD6,000,000	–	**1**
HKD6,000,001 to HKD6,500,000	1	**–**
HKD7,000,001 to HKD7,500,000	1	**1**
HKD9,000,001 to HKD9,500,000	1	**–**
HKD17,500,001 to HKD18,000,000	–	**1**
Total	3	**3**

(All amounts in thousands, except for share and per share data)

17. INCOME TAX

Under the current laws of the Cayman Islands, the Company incorporated in the Cayman Islands is not subject to tax on income or capital gain. Additionally, the Cayman Islands does not impose a withholding tax on payments of dividends to shareholders.

Under the Hong Kong Inland Revenue Ordinance, for the Company's subsidiaries incorporated in Hong Kong, the profits tax rate for the first HK $2 million of profits is 8.25%, while profits above that amount is subject to the tax rate of 16.5%.

Under the Law of the People's Republic of China on Enterprise Income Tax ("EIT Law"), the Group's subsidiaries and VIE domiciled in the PRC are subject to 25% statutory rate. According to National Tax Letter 2009 No. 203, if an entity is certified as a "High and New Technology Enterprise" ("HNTE"), it is entitled to a preferential income tax rate of 15%. Five subsidiaries of the Group obtained the HNTE certificate starting from 2018 and renewed the certification subsequently, thus applied 15% tax rate with a valid term of three years from the year of entitlement or renewal.

The current and deferred portion of income tax expenses included in the consolidated statements of operations, which were substantially attributable to the Group's PRC subsidiaries are as follows:

	For Year Ended December 31,		
	2021	2022	**2023**
	RMB	RMB	**RMB**
Current tax	118,914	82,595	**57,594**
Deferred tax	(63,655)	(56,115)	**(45,591)**
Income tax expense	55,259	26,480	**12,003**

Reconciliation of the differences between the PRC statutory income tax rate and the Group's effective income tax rate for the years ended December 31, 2021, 2022 and 2023 are as follows:

	For Year Ended December 31,		
	2021	2022	**2023**
	RMB	RMB	**RMB**
Statutory income tax rate	25.00%	25.00%	**25.00%**
Non-deductible share-based compensation	(31.91)%	(6.13)%	**(11.92)%**
Effect of tax rates in different tax jurisdiction	(37.48)%	(23.20)%	**(4.79)%**
Effect of preferential tax rate	4.22%	0.84%	**0.92%**
Research and development super deduction	11.45%	2.28%	**7.40%**
HK tax-free interest income	2.77%	0.10%	**3.51%**
Effect of equity transaction	(7.92)%	–	**–**
Others	(3.00)%	0.14%	**1.14%**
Changes in valuation allowance	0.99%	(3.59)%	**(26.79)%**
Effective income tax rate	(35.88)%	(4.56)%	**(5.53)%**

(All amounts in thousands, except for share and per share data)

17. INCOME TAX (CONTINUED)

The effect of the tax holiday on the income per share is as follows:

	For Year Ended December 31,		
	2021	2022	**2023**
	RMB	RMB	**RMB**
Tax saving amount due to preferential tax rates	7,142	4,898	**1,993**
Income per share effect-basic	0.03	0.03	**0.01**
Income per share effect-diluted	0.03	0.03	**0.01**

The principal components of the deferred tax assets and liabilities are as follows:

	As of December 31,	
	2022	**2023**
	RMB	**RMB**
Deferred tax assets:		
Accrued expenses	52,912	**64,166**
Inventory write-down	33,379	**46,674**
Impairment of equity investments	7,048	**8,595**
Salary and welfare payable	2,760	**1,954**
Allowance for credit losses	21,627	**23,464**
Net operating loss carry forward	83,099	**439,585**
Less: valuation allowance	(38,316)	**(383,810)**
Deferred tax assets, net	162,509	**200,628**
Deferred tax liabilities:		
Identifiable intangible assets	(28,082)	**(24,966)**
Deferred tax liabilities	(28,082)	**(24,966)**

The Group's ability to realize deferred tax assets depends on its ability to generate sufficient taxable income within the carry forward periods provided for in the tax law. The Group considers positive and negative evidence to determine whether some portion or all of the deferred tax assets will be more likely than not realized. This assessment considers, among other matters, the nature, frequency and severity of recent losses and forecasts of future profitability. These assumptions require significant judgement and the forecasts of future taxable income are consistent with the plans and estimates the Group is using to manage the underlying businesses. The Group provided a valuation allowance for the deferred tax assets relating to the future benefit of net operating loss carry forwards and other deferred tax assets of certain subsidiaries as of December 31, 2022 and 2023, respectively, as management is not able to conclude that the future realization of such deferred tax assets are more likely than not. The amount of tax loss carried forward was RMB359,812 and RMB1,814,685 as of December 31, 2022 and 2023, respectively, for the Group's certain subsidiaries.

(All amounts in thousands, except for share and per share data)

17. INCOME TAX (CONTINUED)

Movement of the valuation allowance is as follows:

	For Year Ended December 31,	
	2022	**2023**
	RMB	**RMB**
Balance as of January 1	18,169	**38,316**
Additions	28,134	**355,907**
Reversals	(7,987)	**(10,413)**
Balance as of December 31	38,316	**383,810**

Uncertainties exist with respect to how the current income tax law in the PRC applies to the Group's overall operations, and more specifically, with regard to tax residency status. The EIT Law includes a provision specifying that legal entities organized outside of the PRC will be considered residents for Chinese income tax purposes if the place of effective management or control is within the PRC. The implementation rules to the EIT Law provide that non-resident legal entities will be considered PRC residents if substantial and overall management and control over the manufacturing and business operations, personnel, accounting and properties, occurs within the PRC. Despite the present uncertainties resulting from the limited PRC tax guidance on the issue, the Group does not believe that the legal entities organized outside of the PRC should be treated as residents for EIT Law purposes. If the PRC tax authorities subsequently determine that the Company and its subsidiaries registered outside the PRC should be deemed resident enterprises, the Company and its subsidiaries registered outside the PRC will be subject to the PRC income taxes, at a rate of 25%. The Group is not subject to any other uncertain tax position.

According to PRC Tax Administration and Collection Law, the statute of limitations is three years if the underpayment of taxes is due to computational errors made by the taxpayer or withholding agent. The statute of limitations will be extended to five years under special circumstances, which are not clearly defined (but an underpayment of tax liability exceeding RMB0.1 million is specifically listed as a special circumstance). In the case of a related party transaction, the statute of limitations is ten years. There is no statute of limitations in the case of tax evasion. From inception to 2020, the Company is subject to examination of the PRC tax authorities.

As of December 31, 2022 and 2023, retained earnings and accumulated deficits of Company's subsidiaries and VIE located in PRC were RMB1,601,313 and RMB2,332,782, respectively. The Company's PRC subsidiaries' retained earnings have been and would be permanently reinvested to the PRC subsidiaries. Therefore, no deferred tax liability upon dividend withholding tax was accrued.

Under applicable accounting principles, a deferred tax liability should be recorded for taxable temporary differences attributable to the excess of financial reporting basis over tax basis in a consolidated VIE. However, recognition is not required in situations where the tax law provides a means by which the reported amount of that investment can be recovered tax free and the enterprise expects that it will ultimately use that means. The Group completed its feasibility analysis on a method, which the Group will ultimately execute if necessary to repatriate the undistributed earnings of the VIE without significant tax costs. As such, the Group does not accrue deferred tax liabilities on the earnings of the VIE given that the Group will ultimately use the means.

(All amounts in thousands, except for share and per share data)

18. OPERATING LEASE LIABILITIES

The following table discloses the weighted-average remaining lease term and weighted-average discount rate for the Group's leases:

	Year ended December 31,	
Lease Term and Discount Rate	2022	**2023**
Weighted-average remaining lease term:		
– Operating leases	5.50 years	**4.63 years**
Weighted-average discount rate		
– Operating leases	6.69%	**6.32%**

The following is a maturity analysis of the annual undiscounted cash flows for the annual periods ended December 31:

Fiscal Year	**Operating lease RMB**
2024	390,362
2025	300,519
2026	197,584
2027	146,670
2028	82,532
Thereafter	192,133
Total lease commitment	1,309,800
Less: Imputed interest	(177,721)
Total operating lease liabilities	1,132,079
Less: current operating lease liabilities	(332,983)
Long-term operating lease liabilities	799,096

As of December 31, 2023, the future lease payments for short-term operating leases that are not capitalized as right-of-use assets were RMB16,105.

(All amounts in thousands, except for share and per share data)

18. OPERATING LEASE LIABILITIES (CONTINUED)

Supplemental cash flow information related to leases for the year ended December 31, 2022 and 2023 is as follows:

	For Year Ended December 31,	
	2022	**2023**
	RMB	**RMB**
Cash paid for amounts included in measurement of liabilities:		
Operating cash flows from operating leases	371,295	**432,477**
Right-of-use assets obtained in exchange for lease liabilities:		
Operating leases	54,036	**429,788**

During the three years ended December 31, 2021, 2022 and 2023, the Group incurred operating lease expenses of RMB319,649, RMB367,605 and RMB447,126 (excluding RMB35,386 for short-term leases not capitalized as right-of-use assets), respectively.

19. REDEEMABLE NON-CONTROLLING INTERESTS

In August 2021, the Group acquired 51% equity interest of Morefun and obtained the controlling interest accordingly (Note 9). Pursuant to the share purchase agreement, the Group has the right and obligation to purchase an additional Morefun's 22% equity interest from the founders in the event that Morefun achieves the performance target stipulated in the agreement for the following three years. As the redemption of the noncontrolling interests is outside of the control of the Group, the non-controlling interests are accounted for as redeemable non-controlling interests in the Group's consolidated balance sheets. The redeemable non-controlling interests were initially recorded at the acquisition date fair value and recognize changes in the redemption value immediately as they occur subsequently.

Baotong Inc. ("Baotong") was a wholly-owned subsidiary of the Group. In October 2021, Cainiao Smart Logistics Investment Limited ("Cainiao") entered into a shareholder agreement with Baozun Inc. acquired 30% equity interest of Baotong with the total consideration of US$217.9 million, equivalent to RMB1,392.5 million.

Pursuant to the shareholder agreement, the pre-money valuation of Baotong shall be subject to adjustment in accordance with the achievement percentage of FY2022 target net profit. Since Baotong's net profit of FY2022 was less than the target net profit, Baozun was obliged to compensate Cainiao by cash or shares of Baotong or a combine of both. Therefore, a derivative liability of US$52.8 million, equivalent to RMB364.8 million, was recorded as of December 31, 2022. Upon the finalization and agreement of the adjustment to be of US$3.4 million, equivalent to RMB24.5 million, in 2023, the Group trued up the derivative liability with a fair value gain recorded in the consolidated statement of operations for the year ended 2023.

Subsequently, the derivative liability has been settled with cash of US$10.2 million, equivalent to RMB74.0 million, and 7% share of Baotong's equity to non-controlling shareholder with designated value of RMB100.8 million, with a gain of RMB182.2 million as additional paid-in capital of the Group.

(All amounts in thousands, except for share and per share data)

19. REDEEMABLE NON-CONTROLLING INTERESTS (CONTINUED)

In addition, according to the agreement, if certain triggering events occur, Cainiao has the right to exercise a put option requiring Baozun to redeem Baotong's shares within 12 months starting from August 2024, at a price equal to the initial investment plus an internal rate of 6%. As of the year ended December 31, 2022 and 2023, the Company assessed the fair value of put option is immaterial.

The following tables provides details of the redeemable noncontrolling interest activity for the years ended December 31, 2022 and 2023:

	For the year ended December 31,	
	2022	**2023**
	RMB	**RMB**
Balance as of January 1	1,421,680	**1,438,082**
Net income attributable to redeemable non-controlling interest	43,759	**45,969**
Settlement of derivative liabilities with shares	–	**100,807**
Impact from deconsolidation of a subsidiary due to loss of control	(27,357)	**–**
Balance as of December 31	1,438,082	**1,584,858**

20. ORDINARY SHARES AND TREASURY STOCK

On May 18, and November 30, 2021, the Company announced share repurchase plan with an aggregated amount of US$175 million over the next 12 months. For the year ended December 31, 2021, the Company repurchased 27,191,731 shares with a total amount of US$164.9 million from its shareholders, of which 19,042,105 shares with a total purchase price of US$105 million were subsequently retired. On October 5, 2022, the Company announced share repurchase plan with an maximum amount of US$80 million over the next 12 months. For the year ended December 31, 2022, the Company repurchased 24,203,643 shares with a total amount of US$68.0 million from its shareholders. The above 32,353,269 outstanding treasury shares were all cancelled during the year of 2023.

For the years ended December 31, 2021, 2022 and 2023, 2,180,370, 4,503,090 and 4,801,007 share options and restricted share units were exercised and vested to Class A ordinary shares, respectively.

(All amounts in thousands, except for share and per share data)

21. NET LOSS PER SHARE

Basic and diluted net loss per share for each of the years presented are calculated as follows:

	For Year Ended December 31,		
	2021	2022	**2023**
	RMB	RMB	**RMB**
Numerator:			
Net loss	(205,963)	(610,374)	**(222,776)**
Net (income) loss attributable to non-controlling interests	(1,505)	843	**(9,677)**
Net income attributable to redeemable non-controlling interests	(12,362)	(43,759)	**(45,969)**
Net loss attributable to ordinary shareholders of Baozun Inc.	(219,830)	(653,290)	**(278,422)**
Net loss per share attributable to ordinary shareholders of Baozun Inc.			
Basic	(1.02)	(3.56)	**(1.56)**
Diluted	(1.02)	(3.56)	**(1.56)**
Net loss per ADS (1 ADS represents 3 Class A ordinary shares) attributable to ordinary shareholders of Baozun Inc.			
Basic	(3.05)	(10.69)	**(4.68)**
Diluted	(3.05)	(10.69)	**(4.68)**
Shares (Denominator):			
Weighted average number of ordinary shares			
Basic	216,370,290	183,274,855	**178,549,849**
Diluted	216,370,290	183,274,855	**178,549,849**

During the years ended 2021, 2022 and 2023, the Group had 527,416, 3,751,322 and 8,502,786 outstanding restricted share units and options respectively, which were excluded from the computation of diluted earnings per share as their effects would have been anti-dilutive.

In applying the if-converted method, the conversion of the convertible senior notes was not assumed as the effect would have been anti-dilutive.

12,692,328 ordinary shares issued to ADS Borrowers were not considered as outstanding and were excluded from the computation of basic and diluted earnings per share for the year ended December 2021.

22. RELATED PARTY TRANSACTIONS

The table below sets forth the major related parties and their relationships with the Group as of December 31, 2023:

Name of related parties	Relationship with the Group
Alibaba Group Holding Limited ("Alibaba Group")[1]	Parent company of Alibaba, one of the Group's ordinary shareholders
Ahead (Shanghai) Trade Co., Ltd. ("Ahead")	Subsidiary of Softbank, one of the Group's ordinary shareholders
Beijing Pengtai Baozun E-commerce Co., Ltd. ("Pengtai")	Equity method investee of the Group
Shanghai Misako E-commerce Limited ("Misako")	Equity method investee of the Group
Hangzhou Juxi Technology Co., Ltd. ("Juxi")	Equity method investee of the Group
Jiangsu Shanggao Supply Chain Co., Ltd. ("Shanggao")	Equity method investee of the Group
Signify Lighting Technology (Shanghai) Co., Ltd. ("Signify")	Equity method investee of the Group
Shanghai Kewei E-commerce Co., Ltd. ("Kewei")	Equity method investee of the Group
Hangzhou Baichen Technology Co., Ltd. ("Baichen")	Equity method investee of the Group and consolidated by the Group in October 2023
Zunrui (Nantong) E-commerce Co., Ltd. ("Zunrui")	Equity method investee of the Group and consolidated by the Group in June 2021
Hunan Leier Media Co., Ltd. ("Leier")	Equity investee of the Group
Hangzhou Dajing Guangtong Network Technology Co., Ltd. ("Dajing")	Equity method investee of the Group and divestment in October 2022
Laifeng Brand Management (Shanghai) Co., Ltd. ("Laifeng")	Equity method investee of the Group
Jiangsu Creaway Supply Chain Management Co., Ltd. ("Creaway Group")	Non-controlling shareholder of BolTone, one subsidiary of the Group
Baobida IOT Technology (Suzhou) Co., Ltd.("BBD")	Equity method investee of the Group
Changsha Benwei Fresh Food Brand Management Co., Ltd. ("BW")	Equity investee of the Group
Aoxue Culture Communication (Beijing) Co., Ltd. ("AX")	Equity method investee of the Group
Shanghai Mansen Brand Management Co., Ltd. ("MS")	Equity investee of the Group and consolidated by the Group in April 2023
Seasame Blooming Limited Co., Ltd. ("Seasame")	Equity investee of the Group

(All amounts in thousands, except for share and per share data)

22. RELATED PARTY TRANSACTIONS (CONTINUED)

(a) The Group entered into the following transactions with its related parties:

	For Year Ended December 31,		
	2021	2022	**2023**
	RMB	RMB	**RMB**
Revenue derived from:			
Product sales revenue generated from Alibaba Group	–	5,954	**8,607**
Warehousing service revenue generated from Alibaba Group	33	34,614	**70,566**
Store operation service revenue generated from Alibaba Group	12,313	7,523	**5,728**
IT service revenue generated from Pengtai	2,062	–	**–**
Store operation service revenue generated from Pengtai	–	4,951	**5,232**
Store operation service revenue generated from Signify	6,160	5,912	**6,493**
Store operation service revenue generated from Kewei	1,565	938	**2,985**
Logistic service revenues collected by Creaway Group	68,556	64,572	**12,814**
Logistic service revenues generated from Creaway Group	2,333	2,239	**1,363**
Store operation service revenue generated from AX	–	3,175	**1,522**
Store operation service revenue generated from BW	–	6,321	**5,375**
Store operation service revenue generated from MS	–	1,443	**195**
Warehousing service revenue generated from Signify	2,787	91	**–**
Others	12	1,979	**1,015**
	95,821	133,758	**113,288**
Service fees:			
Marketing and platform service fees paid to Alibaba Group	752,833	746,858	**278,938**
Logistic service fees paid to Alibaba Group	72,459	47,569	**38,373**
Outsourcing labor cost paid to Juxi	15,167	6,406	**6,493**
Marketing and platform service fees paid to Kewei	26,986	52,806	**16,337**
Logistic service fees paid to Shanggao	330	–	**–**
Marketing and platform service fees paid to Baichen	6,230	715	**723**
Outsourcing labor cost paid to Zunrui	10,273	–	**–**
Logistic service expenses advanced by Creaway Group	57,904	13,410	**1,330**
Logistic service expenses paid to Creaway Group	2,244	4,339	**2,902**
Logistic service expenses paid to BBD	–	8,224	**718**
IT service fees paid to Alibaba Group	–	10,718	**12,755**
Others	1,414	1,374	**3,863**

(All amounts in thousands, except for share and per share data)

22. RELATED PARTY TRANSACTIONS (CONTINUED)

(b) The Group had the following balances with its related parties:

	As of December 31,	
	2022	**2023**
	RMB	**RMB**
Amounts due from Alibaba Group(1)	38,405	**48,096**
Amounts due from Signify(2)	3,648	**1,709**
Amounts due from Kewei(3)	5,580	**900**
Amounts due from Pengtai	2,002	**2,049**
Amounts due from Creaway Group	6,906	**6,631**
Amounts due from BBD	19,110	**–**
Amounts due from Leier	6,300	**–**
Amounts due from AX	3,222	**509**
Amounts due from BW	6,564	**3,815**
Amounts due from MS	1,454	**–**
Amounts due from Seasame	–	**22,747**
Others	79	**205**
Total amount due from related parties	93,270	**86,661**
Amounts due to Alibaba Group(1)	21,339	**30,485**
Amounts due to Juxi(4)	1,507	**453**
Amounts due to Creaway Group	2,935	**1,028**
Amounts due to BBD	4,151	**–**
Others	502	**152**
Total amount due to related parties	30,434	**32,118**

(1) Amounts due from Alibaba Group consisted of receivables of RMB38,405 and RMB48,096 to be collected from Alibaba Group for deposits paid to Alibaba, store operation services and warehousing services provided by the Group as of December 31, 2022 and 2023, respectively. Amounts due to Alibaba Group consisted of payables of RMB21,339 and RMB30,485 for logistic, marketing and platform services, and commission fees as of December 31, 2022 and 2023, respectively.

(2) Amounts due from Signify consisted of the receivables for store operation services, warehousing services and IT services provided by the Group.

(3) Amounts due from Kewei consisted of the receivables for store operation services provided by the Group and the advance payment made by the Group to support its operating.

(4) Amounts due to Juxi consisted of the payables for outsourcing labor cost provided to the Group.

(All amounts in thousands, except for share and per share data)

23. COMMITMENTS

As of December 31, 2023, the Group did not have any material contingent liabilities or commitments.

24. SHARE-BASED COMPENSATION

Share incentive plan

From 2010 to 2015, the Group granted 24,731,467 share options, in aggregate, under the Share Incentive Plan. As of December 31, 2019, all the options had been vested and the relating share compensation expense had been recognized in the consolidated statements of operations.

No share options were granted during the years ended December 31, 2021, 2022 and 2023.

Share options

A summary of option activities during the year ended December 31, 2023 is presented below:

	Number of Options	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term	Aggregate Intrinsic Value of Options	Weighted Average Grant-Date Fair Value
		RMB		RMB	USD
Outstanding, as of January 1, 2023	1,887,470	0.5	1.7	22,098	2.15
Forfeited	–	–	–	–	–
Exercised	(10,644)	–	–	–	0.96
Outstanding, as of December 31, 2023	1,876,826	0.5	0.7	11,543	2.15
Vested and expected to vest as of December 31, 2023	1,876,826	0.5	0.7	11,543	2.15
Exercisable as of December 31, 2023	1,876,826	0.5	0.7	11,543	2.15

The aggregate intrinsic value of options exercised during the year ended December 31, 2023 was RMB11,543.

(All amounts in thousands, except for share and per share data)

24. SHARE-BASED COMPENSATION (CONTINUED)

Restricted share units

On November 1, 2022, the Group adopted our 2022 Plan, the 2015 Plan was terminated and replaced by the 2022 Plan, the Group granted 7,099,416 restricted share units to certain employees and senior management in 2022, which vest immediately, or over a period from 3 months to 4 years. Under the 2022 Plan, the Group granted 5,407,413 restricted share units to certain employees and senior management in 2023, which vest over 1 to 4 years. A summary of the restricted share units activities under the 2022 Plan during the year ended December 31, 2023 is presented below:

	Number of restricted share units	**Weighted-Average Grant-Date Fair Value**
		RMB
Outstanding and unvested, as of January 1, 2023	6,595,577	31.68
Granted	5,407,413	12.36
Vested	(4,790,363)	26.53
Forfeited	(586,667)	23.96
Outstanding and unvested, as of December 31, 2023	6,625,960	20.32

The fair value of restricted share units granted was determined based on the fair value of the Company's ordinary shares on the grant date.

As of December 31, 2023, there was RMB94,474 unrecognized compensation costs, net of estimated forfeitures, related to unvested restricted share units, which is expected to be recognized over a weighted-average period of 1.60 years.

The Group recorded compensation expenses of RMB196,547, RMB142,381 and RMB103,449 for both share options and restricted share units for the years ended December 31, 2021, 2022 and 2023, respectively, which were classified in the accompanying consolidated statements of operations as follows:

	For Year Ended December 31,		
	2021	2022	**2023**
	RMB	RMB	**RMB**
Fulfillment	16,845	13,730	**6,443**
Sales and marketing	89,275	57,548	**33,955**
Technology and content	38,001	22,512	**12,184**
General and administrative	52,426	48,591	**50,867**
	196,547	142,381	**103,449**

(All amounts in thousands, except for share and per share data)

25. EMPLOYEE BENEFIT PLANS

The Group's PRC subsidiaries are required by law to contribute certain percentages of applicable salaries for retirement benefits, medical insurance benefits, housing funds, unemployment and other statutory benefits. The PRC government is directly responsible for the payments of such benefits. The Group contributed RMB298,108, RMB373,024 and RMB407,783 for the years ended December 31, 2021, 2022 and 2023, respectively, for such benefits.

26. RESTRICTED NET ASSETS

Pursuant to the laws applicable to the PRC's Foreign Investment Enterprises and local enterprises, the Company's entities in the PRC must make appropriation from after-tax profit to non-distributable reserve funds as determined by the Board of Directors of the Company.

The Company's subsidiaries and VIE, in accordance with the China Company Laws, must make appropriation from their after-tax profit (as determined under PRC GAAP) to non-distributable reserve funds including (i) statutory surplus fund, (ii) statutory public welfare fund and (iii) discretionary surplus fund. Statutory surplus fund is at least 10% of the after-tax profit as determined under PRC GAAP until such reserve has reached 50% of the registered capital of the respective company. Appropriation of the statutory public welfare fund and discretionary surplus fund are made at the discretion of the Company.

The appropriation to these reserves by the Group's PRC entities were RMB19,456, RMB16,484 and RMB21,933 for the years ended December 31, 2021, 2022 and 2023. The accumulated reserves as of December 31, 2021, 2022 and 2023 were RMB118,140, RMB134,624 and RMB156,577 respectively.

As a result of these PRC laws and regulations and the requirement that distributions by PRC entities can only be paid out of distributable profits computed in accordance with PRC GAAP, the PRC entities are restricted from transferring a portion of their net assets to the Group. Amounts restricted include paid-in capital, additional-paid-in capital and the statutory reserves of the Company's PRC subsidiaries and VIE. The aggregate amounts of capital and statutory reserves restricted which represented the amount of net assets of the relevant subsidiaries and VIE in the Group not available for distribution was RMB3,334,988 as of December 31, 2023.

27. SEGMENT INFORMATION

Operating segments are reported in a manner consistent with the internal reporting provided to the chief operating decision maker (the "CODM"), which is identified as the chief executive officer. The CODM regularly reviews the operation data, segment profits and uses these results to evaluate the performance of, and to allocate resources to, each of the segments.

After the acquisition of GAP Shanghai, being the first brand brought into Brand Management starting from February 1, 2023, the Group reorganized its business into two operating segments, which are (i) E-Commerce; (ii) Brand Management, in the purpose of better reflecting the business developments. All prior periods have been restated to reflect the new segment reporting.

The following summary describes the operations in each of the Group's operating segment:

(i) **E-Commerce** focuses on Baozun traditional business and comprises two business line, BEC (Baozun E-Commerce) and BZI (Baozun International).

    a> BEC includes our mainland China e-commerce businesses, such as brands' store operations, customer services and value-added services in logistics and supply chain management, IT and digital marketing.

    b> BZI includes our e-commerce businesses outside of mainland China, including locations such as Hong Kong, Macau, Taiwan, South East Asia and Europe.

(ii) **Brand Management** engages in holistic brand management, encompassing strategy and tactic positioning, branding and marketing, retail and e-commerce operations, supply chain and logistics and technology empowerment to leverage our portfolio of technologies to forge into longer and deeper relationships with brands.

(All amounts in thousands, except for share and per share data)

27. SEGMENT INFORMATION (CONTINUED)

The table below provides a summary of the Group's reportable segment results for the year ended December 31, 2021, 2022 and 2023, with prior periods' segment information retrospectively recast to conform to current period presentation:

	For the year ended December 31,		
	2021	2022	**2023**
	RMB	RMB	**RMB**
Net revenues:			
E-Commerce	9,396,256	8,400,631	**7,621,114**
Brand Management	–	–	**1,271,027**
Inter-segment eliminations*	–	–	**(80,128)**
Total consolidated net revenues	9,396,256	8,400,631	**8,812,013**
****Adjusted Operating Profits (Losses):**			
E-Commerce	224,104	256,093	**163,990**
Brand Management	–	–	**(187,663)**
Total Adjusted Operating Profits (Losses)	224,104	256,093	**(23,673)**
Inter-segment eliminations*	–	–	**–**
Unallocated expenses:			
Share-based compensation expenses	(196,547)	(142,381)	**(103,449)**
Amortization of intangible assets resulting from business acquisition	(20,536)	(39,431)	**(31,875)**
Acquisition-related expenses	–	(13,694)	**(12,171)**
Cancellation fees of repurchased shares	–	(4,650)	**–**
Loss on variance from expected contingent acquisition payment	–	(9,495)	**–**
Impairment of goodwill	–	(13,155)	**(35,212)**
Total other expenses	(161,025)	(613,595)	**(10,646)**
Loss before income tax	(154,004)	(580,308)	**(217,026)**

* The inter-segment eliminations mainly consist of revenues from services provided by E-Commerce to Brand Management.

** Adjusted Operating Profits (Losses) represent segment profits (losses), which is income (loss) from operations from each segment without allocating share-based compensation expenses, acquisition-related expenses and amortization of intangible assets resulting from business acquisition.

The Group's Chief Operating Decision Maker does not evaluate the performance of the Group's assets on a segment basis for internal management reporting and, therefore, such information is not presented.

(All amounts in thousands, except for share and per share data)

27. SEGMENT INFORMATION (CONTINUED)

(b) Segments data (Continued)

Geographic Area Information

Geographic revenue information is based on the location of our customer operates. As the Group's revenues are mainly located in the PRC and the Group revenues derived from within the PRC are RMB8,255,790 and RMB8,701,254 for the years ended 2022 and 2023, respectively.

28. DIVIDEND

The Board did not recommend the distribution of any interim dividend for the year ended December 31, 2022 and 2023.

29. SUBSEQUENT EVENT

During the period from April 3, 2024 to April 12, 2024, the Company repurchased from the market a total of 400,000 ADS of the Company listed on NASDAQ with an aggregate consideration of US$966,137, which have yet to be cancelled.

Save as disclosed above, there was no other event that has taken place subsequent to December 31, 2023 that may have a material impact on the Group's operating and financial performance.

(All amounts in thousands, except for share and per share data)

30. RECONCILIATION BETWEEN U.S. GAAP AND INTERNATIONAL FINANCIAL REPORTING STANDARDS

The consolidated financial statements are prepared in accordance with U.S. GAAP, which differ in certain respects from International Financial Reporting Standards ("IFRS"). The effects of material differences between the consolidated financial statements of the Group prepared under U.S. GAAP and IFRS are as follows:

Reconciliation of consolidated statements of operations and comprehensive Income and balance sheets:

	For the year ended December 31, 2023						
Reconciliation of Consolidated Statement of Operations and Comprehensive Income	**Amounts as reported under US GAAP**	**Share-based compensation (Note(i))**	**Operating leases (Note(ii))**	**Classification and measurement of RNCI (Note(iii))**	**Issuance Cost (Note(iv))**	**Investments measured at fair value (Note(v))**	**Amounts as reported under IFRS**
	RMB	**RMB**	**RMB**	**RMB**	**RMB**	**RMB**	**RMB**
Operating expenses:							
Fulfillment	(2,507,306)	(114)	31,017	–	–	–	(2,476,403)
Sales and marketing	(2,829,016)	4,938	1,411	–	–	–	(2,822,667)
Technology and content	(505,203)	1,392	–	–	–	–	(503,811)
General and administrative	(855,914)	(2)	24,009	–	–	–	(831,907)
Total operating expenses	(9,018,393)	6,214	56,437	–	–	–	(8,955,742)
Other income (expenses):							
Interest expense	(41,344)	–	(73,263)	–	–	–	(114,607)
Fair value change of financial instruments	–	–	–	210,348	–	–	210,348
Fair value changes on investments measured at fair value through profit or loss	–	–	–	–	–	(3,546)	(3,546)
Net Loss[1]	(222,776)	6,214	(16,826)	210,348	–	(3,546)	(26,586)
Net income attributable to redeemable non-controlling interests	(45,969)	–	–	45,969	–	–	–
Net income attributable to non-controlling interests	(9,677)	–	–	–	–	–	(9,677)
Net income attributable to ordinary shareholders of Baozun Inc.	(278,422)	6,214	(16,826)	256,317	–	(3,546)	(36,263)
Other comprehensive income, net of tax of nil:							
Foreign currency translation adjustment	16,573	–	(146)	–	–	–	16,427
Comprehensive loss	(206,203)	6,214	(16,972)	210,348	–	(3,546)	(10,159)
Total comprehensive income attributable to redeemable non-controlling interests	(45,969)	–	–	45,969	–	–	–
Total comprehensive loss attributable to ordinary shareholders of Baozun Inc.	(261,849)	6,214	(16,972)	256,317	–	(3,546)	(19,836)
Reconciliation of Consolidated Balance Sheet							
Operating lease right-of-use assets	1,070,120	–	(72,017)	–	–	–	998,103
Financial assets at fair value through profit or loss Investments in equity investees	359,129	–	–	–	–	(864)	358,265
TOTAL ASSETS	10,474,476	–	(72,017)	–	–	(864)	10,401,595
Accrued expenses and other current liabilities	1,188,179	–	–	–	–	–	1,188,179
Financial liabilities at fair value through profit or loss	–	–	–	1,701,801	–	–	1,701,801
TOTAL LIABILITIES	4,622,740	–	–	1,701,801	–	–	4,451,212
Redeemable non-controlling interests	1,584,858	–	–	(1,584,858)	–	–	–
Additional paid-in capital	4,571,439	26,301	–	(182,180)	35,652	–	4,451,212
Retained earnings (accumulated deficit)	(506,587)	(26,301)	(71,890)	65,237	(35,652)	(864)	(576,057)
Accumulated other comprehensive income	32,251	–	(127)	–	–	–	32,124
Total Baozun Inc. shareholders' equity	4,097,204	–	(72,017)	(116,943)	–	(864)	3,907,380
Total equity	4,266,878	–	(72,017)	(116,943)	–	(864)	4,077,054

[1] The tax impact of the above GAAP differences adjustments is immaterial.

(All amounts in thousands, except for share and per share data)

30. RECONCILIATION BETWEEN U.S. GAAP AND INTERNATIONAL FINANCIAL REPORTING STANDARDS (CONTINUED)

Reconciliation of consolidated statements of operations and comprehensive Income and balance sheets: (Continued)

	For the year ended December 31, 2022						
	Amounts as reported under US GAAP	Share-based compensation (Note(i))	Operating leases (Note(ii))	Classification and measurement of RNCI (Note(iii))	Issuance Cost (Note(iv))	Investments measured at fair value (Note(v))	Amounts as reported under IFRS
Reconciliation of Consolidated Statement of Operations and Comprehensive Income	RMB	RMB	RMB	RMB	RMB	RMB	RMB
Operating expenses:							
Fulfillment	(2,719,749)	(85)	30,261	–	–	–	(2,689,573)
Sales and marketing	(2,674,358)	(3,200)	–	–	–	–	(2,677,558)
Technology and content	(427,954)	864	–	–	–	–	(427,090)
General and administrative	(371,470)	(4,084)	20,245	–	–	–	(355,309)
Total operating expenses	(8,367,344)	(6,505)	50,506	–	–	–	(8,323,343)
Other income (expenses):							
Interest expense	(56,917)	–	(62,879)	–	–	–	(119,796)
Fair value change of financial instruments	–	–	–	(191,079)	–	–	(191,079)
Fair value changes on investments measured at fair value through profit or loss	–	–	–	–	–	2,682	2,682
Net Loss[2]	(610,374)	(6,505)	(12,373)	(191,079)	–	2,682	(817,649)
Net income attributable to redeemable non-controlling interests	(43,759)	–	–	43,759	–	–	–
Net loss attributable to non-controlling interests	843	–	–	–	–	–	843
Net loss attributable to ordinary shareholders of Baozun Inc.	(653,290)	(6,505)	(12,373)	(147,320)	–	2,682	(816,806)
Other comprehensive income, net of tax of nil:							
Foreign currency translation adjustment	118,281	–	19	–	–	–	118,300
Comprehensive loss	(492,093)	(6,505)	(12,354)	(191,079)		2,682	(699,349)
Total comprehensive income attributable to redeemable non-controlling interests	(43,759)	–	–	43,759	–	–	–
Total comprehensive loss attributable to ordinary shareholders of Baozun Inc.	(535,009)	(6,505)	(12,354)	(147,320)		2,682	(698,506)
Reconciliation of Consolidated Balance Sheet							
Operating lease right-of-use assets	847,047	–	(55,045)	–	–	–	792,002
Financial assets at fair value through profit or loss	–	–		–	–	–	–
Investments in equity investees	269,693	–		–	–	2,682	272,375
TOTAL ASSETS	10,122,470	–	(55,045)	–	–	2,682	10,070,107
Accrued expenses and other current liabilities	1,025,540	–	–	–	–	–	1,025,540
Financial liabilities at fair value through profit or loss	–	–	–	1,629,161	–	–	1,629,161
TOTAL LIABILITIES	4,446,132	–	–	1,629,161	–	–	6,075,293
Redeemable non-controlling interests	1,438,082	–	–	(1,438,082)	–	–	–
Additional paid-in capital	5,129,103	32,515		–	35,652		5,197,270
Retained earnings (accumulated deficit)	(228,165)	(32,515)	(55,064)	(191,079)	(35,652)	2,682	(539,793)
Accumulated other comprehensive income	15,678	–	19	–	–	–	15,697
Total Baozun Inc. shareholders' equity	4,084,162	–	(55,045)	(191,079)	–	2,682	3,840,720
Total equity	4,238,256	–	(55,045)	(191,079)	–	2,682	3,994,814

2 The tax impact of the above GAAP differences adjustments is immaterial.

30. RECONCILIATION BETWEEN U.S. GAAP AND INTERNATIONAL FINANCIAL REPORTING STANDARDS (CONTINUED)

Reconciliation of consolidated statements of operations and comprehensive Income and balance sheets: (Continued)

Notes:

(i)   Share-based compensation

Under U.S. GAAP, the Company has elected to recognize compensation expense using the straight-line method for all employee equity awards granted with graded vesting and with only service conditions provided that the amount of compensation cost recognized at any date is at least equal to the portion of the grant date value of the options that are vested at that date. Under IFRS, the accelerated method is required to recognize compensation expense for all employee equity awards granted with graded vesting.

(ii)   Operating leases

The Company adopted the new lease standard effective January 1, 2019 using the modified retrospective method and did not restate historical comparative periods under U.S. GAAP. As a lessee, the Company recognized a lease liability based on the present value of the total remaining lease payments, and a corresponding right of use asset under U.S. GAAP. The Company subsequently recognize an operating lease expense on straight line basis over the lease term as one single item within each expense category that the leases are allocated to.

IFRS requires entities to present interest expense on the lease liability and depreciation on the right of use assets separately in the statement of comprehensive loss. This will change the allocation of expenses and the total amount of expenses recognized for each period of the lease term. The combination of a straight-line depreciation of the right-of-use asset and the effective interest rate method applied to the lease liability will result in a higher total charge to profit or loss in the initial years of the lease terms, and a decreasing expense during the latter years of the lease terms.

(iii)   Classification and measurement of Redeemable non-controlling interests ("RNCI")

Under U.S. GAAP, RNCI represents interests in subsidiary held by third parties that are not mandatorily redeemable but redeemable for cash at a fixed or determinable price or a fixed or determinable date, at the option of the holder or upon the occurrence of an event that is not solely within the control of the Company. These interests are classified as mezzanine equity in the "redeemable non-controlling interest" section of the consolidated balance sheet, outside of shareholders' equity. RNCI are initially recorded at the acquisition date fair value and subsequently are recorded at the higher of (1) the cumulative amount that would result from applying the measurement guidance in ASC 810-10 (i.e., initial carrying amount, increased or decreased for the noncontrolling interest's share of net income or loss, OCI or other comprehensive loss, and dividends) or (2) the redemption price. Changes in the RNCI amount are recognized in retained earnings immediately as they occur.

Under IFRS, there is no concept of mezzanine or temporary equity classification. The Company designated the RNCI as financial liabilities at fair value through profit or loss which are initially recognized at fair value. Subsequent to initial recognition, the amounts of changes in fair value of the RNCI were recognized in the profit or loss.

(iv)   Issuance Cost

Under U.S. GAAP, specific incremental costs considered directly attributable to the offering of equity securities ("issuance costs") may be deferred and capitalized against the gross proceeds of the offering.

Under IFRS, only those issuance costs considered directly attributable to the issuance of new shares to investors can be capitalized. Those issuance costs considered directly attributable to the listing of existing shares on a stock exchange are not considered transaction costs that qualify for capitalization. Such costs should be expensed as incurred instead.

(v)   Investment

Under U.S. GAAP, the Company elected to measure an investment in equity security without a readily determinable fair value that does not qualify equity method of accounting or not qualify for the practical expedient to estimate fair value at its cost minus impairment, if any, plus or minus changes resulting from observable price changes in orderly transactions for the identical or a similar investment of the same issuer. Under IFRS, the Company measured the investments in equity instruments at fair value through profit or loss (FVTPL).

ADDITIONAL FINANCIAL INFORMATION OF PARENT COMPANY – FINANCIAL STATEMENTS SCHEDULE I BAOZUN INC. FINANCIAL INFORMATION OF PARENT COMPANY

CONDENSED BALANCE SHEET

(All amounts in thousands, except for share and per share data)

	As of December 31,		
	2022	2023	
	RMB	RMB	US$
			Note 3
ASSETS			
Current assets:			
Cash and cash equivalents	783,543	446,105	62,833
Restricted cash	–	120,807	17,015
Prepayments and other current assets	2,060	24,255	3,417
Short term investment	138,052	–	–
Amounts due from subsidiaries and VIE	1,434,838	1,681,216	236,795
Total current assets	2,358,493	2,272,383	320,060
Non-current assets:			
Investments in subsidiaries and VIE	2,114,145	1,844,885	259,847
Investments in equity investee	10,019	10,261	1,445
Total non-current assets:	2,124,164	1,855,146	261,292
TOTAL ASSETS	4,482,657	4,127,529	581,352
LIABILITIES			
Current liabilities:			
Short-term loans	–	–	–
Other current liabilities	33,737	30,325	4,271
Income tax payable	–	–	–
Derivative liabilities	364,758	–	–
Total current liabilities	398,495	30,325	4,271
Total non-current liabilities	–		
TOTAL LIABILITIES	398,495	30,325	4,271
SHAREHOLDERS' EQUITY			
Class A ordinary shares (US$0.0001 par value; 470,000,000 shares authorized, 163,100,873 and 167,901,880 shares issued and outstanding as of December 31, 2022 and 2023, respectively)	116	93	13
Class B ordinary shares (US$0.0001 par value; 30,000,000 shares authorized, 13,300,738 shares issued and outstanding as of December 31, 2022, and December 31, 2023, respectively)	8	8	1
Additional paid-in capital	5,129,103	4,571,439	643,874
Treasury shares	(832,578)	–	–
Accumulative deficit	(228,165)	(506,587)	(71,349)
Accumulated other comprehensive income	15,678	32,251	4,542
Total shareholders' equity	4,084,162	4,097,204	577,081
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	4,482,657	4,127,529	581,352

CONDENSED STATEMENT OF OPERATIONS AND COMPREHENSIVE INCOME

(All amounts in thousands, except for share and per share data)

	For the year ended December 31,			
	2021	2022	**2023**	
	RMB	RMB	**RMB**	**US$**
				Note 3
Operating expenses:				
Sales and marketing	–	(2,362)	**(5,242)**	**(738)**
General and administrative	(18,166)	(53,170)	**(27,376)**	**(3,856)**
Other operating (expenses) income	(3)	5,194	**3,498**	**493**
Total operating expenses	(18,169)	(50,338)	**(29,120)**	**(4,101)**
Loss from operations	(18,169)	(50,338)	**(29,120)**	**(4,101)**
Interest income	1,667	13,367	**34,379**	**4,842**
Interest expense	(53,123)	(15,698)	**–**	**–**
Unrealized investment (loss) gain	(209,956)	(102,035)	**65**	**9**
Exchange gain (loss)	20,442	(85,795)	**(29,245)**	**(4,119)**
Income tax expense	(12,204)	–	**–**	**–**
Gain on repurchase of 1.625% convertible senior notes due 2024	–	7,907	**–**	**–**
Equity in income (loss) of subsidiaries and VIE	51,513	(55,940)	**(279,016)**	**(39,299)**
Fair value (loss) gain on derivative liabilities	–	(364,758)	**24,515**	**3,453**
Net loss	(219,830)	(653,290)	**(278,422)**	**(39,215)**
Foreign currency translation adjustment	(53,847)	118,281	**16,573**	**2,334**
Comprehensive loss	(273,677)	(535,009)	**(261,849)**	**(36,881)**

CONDENSED STATEMENT OF CASH FLOWS

(All amounts in thousands, except for share and per share data)

	For the year ended December 31,			
	2021	2022	2023	
	RMB	RMB	RMB	US$
				Note 3
Cash flows from operating activities:				
Net loss	(219,830)	(653,290)	**(278,422)**	**(39,215)**
Adjustments to reconcile net income to net cash provided by (used in) operating activities:				
Exchange loss (gain)	(20,442)	85,795	**29,245**	**4,119**
Amortization of issuance cost of convertible senior notes	23,673	7,861	**–**	**–**
Equity in (loss)/income of subsidiaries and VIE	(51,513)	55,940	**279,016**	**39,299**
Income tax payable	12,204	(94,298)	**–**	**–**
Unrealized loss related to investments in equity investee	209,956	102,035	**(65)**	**(9)**
Gain from repurchase CB	–	(7,907)	**–**	**–**
Changes in other current liabilities	2,324	13,201	**(3,412)**	**(481)**
Fair value loss (gain) on derivative liabilities	–	364,758	**(24,515)**	**(3,453)**
Fair value change on contingent consideration payable	–	9,495	**–**	**–**
Net cash (used in) provided by operating activities	(43,628)	(116,410)	**(1,847)**	**260**
Cash flows from investing activities:				
Loan to subsidiaries	(195,673)	–	**(621,360)**	**(87,517)**
Repayment from subsidiaries to Baozun Inc.	2,256,302	1,127,579	**365,226**	**51,441**
Short term investment	–	(138,052)	**138,052**	**19,444**
Investments in equity investee	(324,464)	–	**–**	**–**
Net cash provided (used in) by investing activities	1,736,165	989,527	**(118,082)**	**(16,632)**
Cash flows from financing activities:				
Proceeds from exercises of share options	52	3	**1**	**–**
Proceeds from issuance of ordinary shares in Hong Kong public offering	–	–	**–**	**–**
Payments for public offering cost	(8,978)			
Proceeds from issuance of convertible senior notes, net of issuance cost	–	–	**–**	**–**
Repurchase of ordinary shares	(1,060,353)	(446,636)	**–**	**–**
Proceeds from sale of subsidiary's equity interest to Cainiao	994,766	101,189	**–**	**–**
Payment for short term loan	–	(1,759,973)	**–**	**–**
Purchase of subsidiaries, net of cash acquired	–	(7,224)	**(13,213)**	**(1,861)**
Settle derivative liabilities with Cainiao			**(73,988)**	**(10,421)**
Net cash provided by (used in) financing activities	(74,513)	(2,112,641)	**(87,200)**	**(12,282)**
Net increase (decrease) in cash and cash equivalents	1,618,024	(1,239,524)	**(203,435)**	**(28,654)**
Cash and cash equivalents, beginning of year	145,311	1,894,125	**783,543**	**113,603**
Effect of exchange rate changes on cash and cash equivalents	130,790	128,942	**(13,196)**	**(5,101)**
Cash and cash equivalents, end of year	1,894,125	783,543	**566,912**	**79,848**

CONDENSED STATEMENT OF CASH FLOWS (CONTINUED)

(All amounts in thousands, except for share and per share data)

	For the year ended December 31,			
	2021	2022	**2023**	
	RMB	RMB	**RMB**	**US$**
Supplemental disclosure of cash flow information:				
Cash paid for interest	28,617	12,406	–	–
Cash paid for income tax	–	94,298	–	–
Supplemental disclosures of non-cash investing and financing activities:				
Subscription receivable	101,686	–	–	–
Unpaid Hong Kong public offering costs	–	–	–	–

NOTES TO SCHEDULE I

1) Schedule I has been provided pursuant to the requirements of *Rule 12-04(a) and 5-04(c) of Regulation S-X*, which require condensed financial information as to the financial position, changes in financial position and results of operations of a parent company as of the same dates and for the same periods for which audited consolidated financial statements have been presented when the restricted net assets of consolidated subsidiaries exceed 25 percent of consolidated net assets as of the end of the most recently completed fiscal year.

2) The condensed financial information has been prepared using the same accounting policies as set out in the consolidated financial statements except that the equity method has been used to account for investments in its subsidiaries and VIE. For the parent company, the Company records its investments in subsidiaries and VIE under the equity method of accounting as prescribed in ASC 323, *Investments-Equity Method and Joint Ventures*. Such investments are presented on the Condensed Balance Sheets as "Investment in subsidiaries and VIE" and the subsidiaries and VIE' profit or loss as "Equity in income/ loss of subsidiaries" on the Condensed Statements of Operations and Comprehensive Income. Ordinarily under the equity, an investor in an equity method investee would cease to recognize its share of the losses of an investee once the carrying value of the investment has been reduced to nil absent an undertaking by the investor to provide continuing support and fund losses. For the purpose of this Schedule I, the parent company has continued to reflect its share, based on its proportionate interest, of the losses of subsidiaries and VIE regardless of the carrying value of the investment even though the parent company is not obligated to provide continuing support or fund losses.

3) Translations of balances in the Additional Financial Information of Parent Company-Financial Statements Schedule I from RMB into US$ as of and for the year ended December 31, 2023 are solely for the convenience of the readers and were calculated at the rate of US$1.00 = RMB7.0999, representing the noon buying rate set forth in the H.10 statistical release of the U.S. Federal Reserve Board on December 29, 2023. No representation is made that the RMB amounts could have been, or could be, converted, realized or settled into US$ at that rate on December 29, 2023, or at any other rate.

4) As of December 31, 2022 and 2023, there were no material contingencies, significant provisions of long-term obligations, mandatory dividend or redemption requirements of redeemable stocks or guarantees of the Company.

FINANCIAL SUMMARY

	For the year ended December 31,				
	2023 **RMB'000**	2022 RMB'000	2021 RMB'000	2020 RMB'000	2019 RMB'000
Total net revenues	**8,812,013**	8,400,631	9,396,256	8,851,563	7,278,192
Net income (loss)	**(222,776)**	(610,374)	(205,963)	426,534	281,891
Net income (loss) attributable to:					
Owners of the Company	**(278,422)**	(653,290)	(219,830)	425,992	281,297
Non-controlling interests	**9,677**	843	1,505	796	(187)
Redeemable non-controlling					
interests	**45,969**	43,759	12,362	(254)	781

	As of December 31,				
	2023 **RMB'000**	2022 RMB'000	2021 RMB'000	2020 RMB'000	2019 RMB'000
Total assets	**10,474,476**	10,122,470	12,318,980	10,474,691	7,096,600
Total liabilities	**4,622,740**	4,446,132	5,837,631	4,332,088	4,496,829
Net assets (liabilities)	**5,851,736**	5,676,338	6,481,349	6,142,603	2,599,771
Equity attributable to owners of the					
Company	**4,097,204**	4,084,162	4,896,359	6,111,021	2,568,731
Non-controlling interest in equity	**169,674**	154,094	163,310	22,582	21,786